PROSPECTUS	Filed Pursuant to Rule 424(B)(3) File Number 333-188131
ROOT9B TECHNOLOGIES, INC.

39,719,663 Shares of Common Stock

           The “Selling Stockholders” named in this prospectus are offering to sell up to an aggregate of 39,719,663 shares of Root9B Technologies Inc.’s common stock as follows: (i.) 16,145,567 shares of Common Stock are issuable upon conversion of the Registrant’s Series D Preferred Stock; (ii.) 4,375,392 shares of Common Stock are issuable upon exercise of warrants granted to the holders of the Registrant’s Series D Preferred Stock; (iii.) 300,000 shares of Common Stock are issuable upon exercise of warrants granted to the former holders of the Registrant’s 7% convertible notes; (iv.) 31,500 shares of Common Stock are issuable upon exercise of warrants granted to the Placement Agent and its assigns in the sale of the Registrant’s 7% convertible notes; (v.) 1,750,135 shares of Common Stock are issuable upon exercise of warrants granted to the Placement Agent in the sale of the Registrant’s Series D Preferred Stock and 714,285 shares of Common Stock are issuable upon exercise of warrants granted to the same Placement Agent in the sale of the Registrant’s Series C Preferred Stock; (vi.) a total of 212,432 shares of Common Stock  held by the Placement Agent in connection with compensation paid with respect to the GreenHouse and Ecological, LLC acquisition; (vii.) (viii.) 900,000 shares of Common Stock are issuable upon exercise of warrants granted to the holders Registrant’s 7% Convertible Series B Preferred Stock; (ix.) 359,640 shares of Common Stock  are issuable upon exercise of warrants granted to registered investment advisors in the sale of the Registrant’s 7% Convertible Series B Preferred Stock; (x.) 7,142,856 shares of Common Stock are issuable upon conversion of the Registrant’s Series C Preferred Stock; (xi.) 7,142,856 shares of Common Stock  are issuable upon exercise of warrants granted to the holders of the Registrant’s Series C Preferred Stock;  (xii.) 600,000 shares of Common Stock are issuable upon exercise of warrants granted to registered investment advisors in the sale of the Registrant’s 7% Convertible Series C Preferred Stock; and, (xiii) 45,000 shares of Common Stock held by a Consultant for services in 2009.

This prospectus relates only to the 43,686,606 shares of Common Stock offered by the Selling Stockholders named herein. We have also registered by separate prospectus (SEC File No. 333-193028) the resale, by our existing stockholders, of certain shares of our common stock.

           We will not receive any proceeds from the sale of these securities; however, we will receive a total of approximately $13,982,139 if all the Warrants are exercised in full.  Information on the Selling Stockholders and the times and manner in which they may offer and sell shares of our common stock under this prospectus is provided under “Selling Stockholders” and “Plan of Distribution.”

Shares of our common stock trade on the OTC-QB Bulletin Board under the symbol “RTNB”.  On April 17, 2015 the closing price of our common stock was $1.75 per share.

 See “Risk Factors” beginning on Page 5 for the factors you should consider before buying shares of our common stock.

 Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Date of this Prospectus is April  30, 2015

TABLE OF CONTENTS

SUMMARY	3
FORWARD LOOKING STATEMENTS	5
RISK FACTORS	5
USE OF PROCEEDS	13
DETERMINATION OF OFFERING PRICE	13
DILUTION	13
MARKET PRICE OF AND DIVIDENDS ON COMMON STOCK AND RELATED STOCKHOLDER MATTERS	13
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	15
BUSINESS	29
PROPERTY	32
MANAGEMENT	33
EXECUTIVE COMPENSATION	41
SUMMARY COMPENSATION TABLE	42
DIRECTOR COMPENSATION	43
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	45
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	48
SELLING STOCK HOLDERS	49
DESCRIPTON OF SECURITIES	57
PLAN OF DISTRIBUTION	59
LEGAL MATTERS	60
EXPERTS	60
REPORTS TO SECURITY HOLDERS	60
WHERE YOU CAN FIND MORE INFORMATION	61
FINANCIAL STATEMENTS	F-1

SUMMARY
Corporate Information

                We are a provider of cybersecurity, regulatory risk mitigation, and energy & controls solutions.  We help clients in diverse industries to provide full scale cyber operations and solutions, mitigate risk, comply with complex regulations, improve performance and productivity, and leverage and integrate technology.  We work with our customers to assess, design, and provide customized solutions and advisory services that are tailored to address each client’s particular requirements and needs. Our clients range in size from Fortune 100 companies to mid-sized and owner-managed businesses across a broad range of industries including local, state, and federal agencies.

We (sometimes referred to as the “Company”) were incorporated on January 5, 2000 as Continuum Group C Inc. under the laws of the State of Nevada, and did not conduct business as such.  On November 5, 2004, we consummated a share exchange agreement dated as of October 12, 2004, among us, Premier Alliance Group, Inc., a North Carolina corporation (‘‘North Carolina Premier’’), and the shareholders of North Carolina Premier. As a result, North Carolina Premier merged into us and our name was changed to Premier Alliance Group, Inc. North Carolina Premier had commenced operations in 1995 and was founded by a group of experienced consultants that specialized in technology and financial services.  In November 2004, and as a result of the merger of North Carolina Premier into the Company, it became part of a publicly traded company.  In 2011, we re-domiciled under the laws of the state of Delaware.  We have grown significantly both organically and through strategic acquisitions of complementary businesses.  Significant acquisitions we have completed include Greenhouse Holdings, Inc. (“GHH”) in March 2012, Ecological, LLC in December 2012, root9B, LLC in November 2013 and IPSA International, Inc. in February 2015.

In September 2014, the Company announced a shift in strategy to accelerate the differentiated capabilities of its wholly-owned cybersecurity subsidiary root9B, and to focus primarily on cybersecurity and regulatory risk mitigation.  In connection with this strategic shift, the Company changed its name and OTCQB ticker symbol as part of a rebranding effort, to root9B Technologies, Inc. and RTNB.

Our team is made up of individuals that have deep experience and training as cyber security experts, analysts, technology and engineer specialists, business and project consultants.  We have hired our experienced professionals from a wide variety of organizations and key industries, which include financial services, utilities, life science, technology, government and healthcare.

Our Services
We are a provider of cyber security, regulatory risk mitigation, and energy solutions.  Our services and solutions target mitigating risk, assisting with compliance, and maximizing profits by addressing these core areas for businesses, primarily cyber security, regulatory compliance, risk mitigation and energy management related initiatives.

During 2014 we provided our services through three operating segments: Cyber Solutions, Business Advisory Solutions and Energy Solutions.  For the year ended December 31, 2014, 20% of our revenue was generated from Cyber Solutions, 64% from Business Advisory Solutions and 16% from Energy Solutions.

The Offering

The selling stockholders and the shares of our common stock covered by this prospectus may, from time to time, sell any or all of their shares covered hereby in transactions (which may include block transactions) on the OTC-QB Bulletin Board (or other markets on which shares of our common stock are then traded), in negotiated transactions, through put or call option transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. To the knowledge of the Company, none of the Selling Stockholders has entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares.

Selling Stockholders

The Selling Stockholders consist of the holders of the Company’s Series C and D Convertible Preferred Stock, the holders of warrants issued in connection with the Series C and D Convertible Preferred Stock, the holders of warrants in connection with the Company’s 7% convertible notes, which were mandatorily converted to Series D Convertible Preferred Stock on December 26, 2012, the first closing of the Series D Convertible Preferred Stock in accordance with its terms. Selling Stockholders also include holders of warrants of the Company’s previously outstanding Convertible Debentures, holders of warrants issued in connection with the Series B Convertible Preferred Stock, placement agent warrants related to each of the Series B, Series C and Series D Convertible Preferred Stock offerings, and common stock held by the Company’s primary placement agent in connection with compensation paid with respect to the Ecological, LLC acquisition.

The specific transactions in which these shares were acquired are detailed in the Selling Stockholders section elsewhere in this prospectus.  We will receive none of the proceeds from the sale of shares by the Selling Stockholders.  However, if all of the Warrants covered hereby are exercised, the Company will receive aggregate proceeds of $13,982,139, all of which will be added to the Company’s working capital.

Corporate Information

Our principal operations office is located at 4521 Sharon Road, Suite 300, Charlotte, North Carolina, 28211, telephone number (704) 521-8077.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This prospectus contains certain statements relating to our future results that are considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Actual results may differ materially from those expressed or implied as a result of certain risks and uncertainties, including, but not limited to, changes in political and economic conditions; interest rate fluctuation; competitive pricing pressures within our market; equity and fixed income market fluctuation; technological change; changes in law; changes in fiscal, monetary regulatory and tax policies; monetary fluctuations as well as other risks and uncertainties detailed elsewhere in this prospectus or from time-to-time in our filings with the Securities and Exchange Commission.  Such forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

CERTAIN TERMS USED IN THIS REPORT

When this prospectus uses the words “we,” “us,” “our,” “root9B,” and the “Company,” they refer to root9B Technologies, Inc.  “SEC” refers to the Securities and Exchange Commission

RISK FACTORS

The securities offered by the Selling Stockholders involve a high degree of risk and should only be purchased by persons who can afford to lose their entire investment. Prospective purchasers should carefully consider, among other things, the following risk factors and the other information in this prospectus, including our financial statements and the notes to those statements, prior to making an investment decision.

Risks Related to Our Business and Industry

WE HAVE CONTINUED TO EXPERIENCE SIGNIFICANT LOSSES FROM OPERATIONS

We have experienced substantial and continuing losses from operations.  These are the result of declining revenues and increases in selling, general and administrative expenses incurred in preparation for growth. We expect that our cyber security operations and the operations of IPSA, which we acquired in February 2015, will increase revenues and help move the Company to profitability from operations, of which there can be no assurance.

A DECLINE IN THE PRICE OF, OR DEMAND FOR, ANY OF OUR BUSINESS ADVISORY SOLUTIONS AND SERVICES, WOULD HARM OUR REVENUES AND OPERATING MARGINS.

Our Business Advisory Solutions services accounted for the majority of our revenues in 2013 (approximately 55%), and 2014 (approximately 64%). We anticipate that revenue from the Business Advisory Solutions services, particularly in view of the acquisition of IPSA International, which will be combined with the Business Advisory group, will continue to constitute the majority of our revenues for the near term and anticipate that revenue in the Cybersecurity segment could, in the future, exceed the revenues of our Business Advisory Solutions group, of which there can be no assurance. A decline in the price of, or demand for, Business Advisory Solutions services or the failure to achieve substantial growth in cyber security revenue would harm our business.

A SIGNIFICANT PORTION OF OUR BUSINESS REVENUES DEPEND ON A RELATIVELY SMALL NUMBER OF LARGE CUSTOMERS.  IF ANY OF THESE CUSTOMERS DECIDE THEY WILL NO LONGER USE OUR SERVICES, REVENUES WILL DECREASE AND FINANCIAL PERFORMANCE WILL BE SEVERELY IMPACTED.

To date, we have received a significant portion of our revenues from large sales to a small number of customers. During 2014 and 2013, our five largest customers, together comprised approximately 34% and 47% of our total revenues, respectively. Our operating results may be harmed if we are not able to complete one or more substantial sales to any large customers or are unable to collect accounts receivable from any of the large customers in any future period.

INTENSE COMPETITION IN OUR TARGET MARKETS COULD IMPAIR OUR ABILITY TO GROW AND TO ACHIEVE PROFITABILITY.  IF WE DO NOT GROW, OUR COMPETITIVE ABILITY WILL BE SEVERELY RESTRICTED, WHICH WOULD DECREASE PROFITABILITY.

Our competitors vary in size and in the scope and breadth of the products and services they offer. Our competitors include Deloitte, Accenture, Fireeye and SAI Global as well as other national firms and a number of smaller regional firms. Many of our competitors have longer operating histories, substantially greater financial, technical, marketing, or other resources, or greater name recognition than us. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements.

Increased competition is likely to result in price reductions, reduced gross margins, and loss of market share, any one of which could seriously harm our business.

OUR LENGTHY SALES CYCLE COULD MAKE IT MORE DIFFICULT TO ACHIEVE OUR GROWTH OBJECTIVES.

The period between initial contact with a potential customer and that customer’s purchase of services is often long.  A customer’s decision to purchase services involves a significant allocation of resources on our part, is influenced by a customer’s budgetary cycles, and in many instances involves a preferred-vendor process. To successfully sell our services, generally we must educate the potential customers regarding the uses and benefits of our services, which can require significant time and resources. Many potential customers are large enterprises that generally take longer to designate preferred vendors; the typical sales cycle in connection with becoming an approved vendor has been approximately six to 12 months. Delay or failure to complete sales in a particular quarter could reduce revenues in that quarter, as well as subsequent quarters over which revenues for the sale would likely be recognized. If the sales cycle unexpectedly lengthens in general, or for one or more large orders, it would adversely affect the timing of revenues and revenue growth. If we were to experience a delay of several weeks on a large order, it could harm our ability to meet forecasts for a given quarter.

WE MAY NOT BE ABLE TO SECURE NECESSARY FUNDING IN THE FUTURE WHICH WOULD ADVERSELY AFFECT OUR ABILITY TO GROW, INCREASE REVENUES, AND ACHIEVE PROFITABILITY.

Unless we achieve positive cash flow, substantial working capital will be required for continued operations. We believe that if capital requirements increase materially from those currently planned, additional financing may be required sooner than anticipated. If we raise additional funds by issuing equity securities, the percentage of our capital stock owned by our current shareholders would be reduced, and those equity securities may have rights that are senior to those of the holders of our currently outstanding securities. Additional financing may not be available when needed on commercially acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may be forced to curtail planned growth, and we may be unable to develop or enhance planned products and services, take advantage of future opportunities, or respond to competitive pressures.

THERE ARE SUBSTANTIAL RISKS ASSOCIATED WITH ACQUISITIONS.

An integral part of our growth strategy has been evaluating and, from time to time, consummating acquisitions. These transactions involve a number of risks and present financial, managerial and operational challenges, including: diversion of management’s attention from running the existing business; increased expenses, including legal, administrative and compensation expenses resulting from newly hired employees; increased costs to integrate personnel, customer base and business practices of the acquired company; adverse effects on reported operating results due to possible impairment of intangible assets including goodwill associated with acquisitions; and dilution to stockholders to the extent of issuance of securities in the transaction.

OUR EXECUTIVE OFFICERS AND DIRECTORS, AND MAJOR STOCKHOLDERS WILL BE ABLE TO EXERT SIGNIFICANT INFLUENCE OVER US,WHICH WILL LIMIT OUR STOCKHOLDERS’ ABILITY TO INFLUENCE THE OUTCOME OF KEY DECISIONS.

Our executive officers and directors collectively control approximately 23.5% of our current outstanding capital stock and approximately 27.0% on a fully diluted basis. As a result, if they act together they will be able to influence management and affairs and all matters requiring stockholder approval, including significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing any change in control of our Company and might affect the market price of the common stock.

Miriam Blech currently controls approximately 7.0% of our outstanding voting capital stock, including 60% of our Series C preferred stock.  Isaac Blech currently controls approximately 4.6% of our outstanding voting capital stock (which is included in the above figures concerning officers and directors), including 40% of our Series C preferred stock.  Together, Mr. and Mrs. Blech currently control approximately 11.6% of our outstanding voting capital stock, including 100% of our Series C preferred stock.  The interests of Mr. and Mrs. Blech may differ from the interests of other stockholders. Third parties may be discouraged from making a tender offer or bid or it may make it easier for them to acquire root9B because of this concentration of ownership.

Ithan Creek Master Investors (Cayman), L.P. currently controls approximately 9.0% of our outstanding voting capital stock. In addition they can increase their ownership through exercise of warrants up to approximately 17.0%.

A FAILURE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL COULD HAVE AN ADVERSE EFFECT ON US.

Our ability to attract and retain qualified professional and/or skilled cyber personnel, either through direct hiring or acquisition of other firms employing such professionals, is an important factor in determining our future success. The market for these professionals is competitive, and there can be no assurance that we will be successful in our efforts to attract and retain needed personnel. Our success is also highly dependent upon the continued services of our key officers, and we do not maintain key employee insurance on any of our executive officers.

If we are unable to retain qualified personnel, the roles and responsibilities of those employees will need to be filled, which may require that we devote time and resources to identifying, hiring and integrating new employees. In addition, the failure to attract and retain key employees, including officers, could impair our ability to provide services to our clients and conduct our business effectively.

Risks Related to root9B

A FAILURE TO ATTRACT AND RETAIN HIGHLY SKILLED CYBER EXPERTS WOULD HAVE AN ADVERSE EFFECT ON US.

Our ability to attract and retain qualified professional and/or skilled personnel in accordance with our needs, either through direct hiring or acquisition of other firms employing such professionals, is an important factor in determining our future success. The market for these professionals is very competitive as well as limited for senior level operators with the Department of Defense experience we seek.  There can be no assurance that we will be successful in our efforts to attract and retain the needed personnel.  The failure to attract and retain skilled personnel could impair our ability to sell, provide services to our clients, and conduct our business effectively by limiting the number of engagements we can handle concurrently and could limit our ability to work on large scale projects.

INTENSE COMPETITION IN OUR TARGET MARKETS COULD IMPAIR OUR ABILITY TO GROW AND TO ACHIEVE PROFITABILITY.

The market for cyber solutions work has been developing rapidly over the past several years and continues to change as new entrants enter the market and as legislation moves forward in this area.  As competition increases, there could be impact on the markets and pricing which will present a risk to the revenue growth for root9B.

OUR SALES CYCLES CAN BE LONG AND UNPREDICTABLE, AND OUR SALES EFFORTS REQUIRE CONSIDERABLE TIME AND EXPENSE. AS A RESULT, OUR SALES AND REVENUE ARE DIFFICULT TO PREDICT AND MAY VARY SUBSTANTIALLY FROM PERIOD TO PERIOD, WHICH MAY CAUSE OUR RESULTS OF OPERATIONS TO FLUCTUATE SIGNIFICANTLY.

Our results of operations may fluctuate, in part, because of the resource intensive nature of our sales efforts, the length and variability of our sales cycle and the short-term difficulty in adjusting our operating expenses. Our results of operations depend in part on sales to large organizations. The length of our sales cycle, from proof of concept to delivery of and payment for our products, is typically four to twelve months but can be more than a year. To the extent our competitors develop products that our prospective customers view as equivalent to ours, our average sales cycle may increase. Because the length of time required to close a sale varies substantially from customer to customer, it is difficult to predict exactly when, or even if, we will make a sale with a potential customer. As a result, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. The loss or delay of one or more large transactions in a quarter could impact our results of operations for that quarter and any future quarters for which revenue from that transaction is delayed. As a result of these factors, it is difficult for us to forecast our revenue accurately in any quarter. Because a substantial portion of our expenses are relatively fixed in the short term, our results of operations will suffer if our revenue falls below our or analysts’ expectations in a particular quarter, which could cause the price of our common stock to decline.

IF WE ARE UNABLE TO SELL OUR PROPRIETARY PRODUCTS, SUBSCRIPTIONS AND SERVICES, AS WELL AS RENEWALS OF OUR SUBSCRIPTIONS AND SERVICES, TO OUR CUSTOMERS, OUR FUTURE REVENUE AND OPERATING RESULTS WILL BE HARMED.

 Our future success depends, in part, on our ability to expand the deployment of our products with new and existing customers, including solutions delivered through the new Adversarial Pursuit Center.  This may require increasingly sophisticated and costly sales efforts and may not result in additional sales. In addition, the rate at which our customers purchase additional products, subscriptions and services depends on a number of factors, including the perceived need for additional IT security as well as general economic conditions. If our efforts to sell additional products, subscriptions and services to our customers are not successful, our business would suffer.

Further, existing customers that purchase our products have no contractual obligation to renew their subscriptions and support and maintenance services beyond the initial contract period, and given our limited operating history, we may not be able to accurately predict our renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including the level of their satisfaction with our products, our customer support, customer budgets and the pricing of our products compared with the products and services offered by our competitors. We cannot assure that our customers will renew their subscriptions, and if our customers do not renew their subscriptions or renew on less favorable terms, our revenue may grow more slowly than expected, if at all.

We also depend on our installed customer base for future support and maintenance revenue. We offer our support and maintenance agreements for terms that generally range between one and five years. If customers choose not to renew their support and maintenance agreements or seek to renegotiate the terms of their support and maintenance agreements prior to renewing such agreements, our revenue may decline.

IF WE ARE UNABLE TO INCREASE SALES OF OUR SOLUTIONS TO LARGE ORGANIZATIONS WHILE MITIGATING THE RISKS ASSOCIATED WITH SERVING SUCH CUSTOMERS, OUR BUSINESS, FINANCIAL POSITION AND RESULTS OF OPERATIONS MAY SUFFER.

Our growth strategy is dependent, in part, upon increasing sales of our solution to large enterprises and governments. Sales to large customers involve risks that may not be present (or that are present to a lesser extent) with sales to smaller entities. These risks include:

•	Increased purchasing power and leverage held by large customers in negotiating contractual arrangements with us;
•	More stringent or costly requirements imposed upon us in our support service contracts with such customers;
•	More complicated implementation processes;
•	Longer sales cycles and the associated risk that substantial time and resources may be spent on a potential customer that ultimately does not purchase our platform or solutions
•	More pressure for discounts and write-offs

In addition, because security breaches with respect to larger, high-profile enterprises are likely to be heavily publicized, there is increased reputational risk associated with serving such customers. If we are unable to increase sales of our platform to large enterprise and government customers while mitigating the risks associated with serving such customers, our business, financial position and results of operations may suffer.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, THE VALUE OF OUR CYBER SECURITY BUSINESS MAY BE DIMINISHED, AND OUR CYBER SECURITY BUSINESS MAY BE ADVERSELY AFFECTED.

We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, copyright, trade secret, and domain name protection laws, to protect our cyber security proprietary rights. We presently do not intend to rely on the filing and prosecution of patent applications. Third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by us, and future trademark and patent applications may not be approved. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement or to enforce our rights. Although we have taken measures to protect our proprietary rights, there can be no assurance that others will not offer products or concepts that are substantially similar to ours and compete with our business. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our cyber security business and other intangible assets may be diminished and competitors may be able to more effectively mimic our service and methods of operations. Any of these events would have an adverse effect on our cyber security business and financial results.

WE MAY, IN THE FUTURE, BE A PARTY DEFENDANT TO PATENT LAWSUITS AND OTHER INTELLECTUAL PROPERTY RIGHTS CLAIMS THAT ARE EXPENSIVE AND TIME CONSUMING, AND, IF RESOLVED ADVERSELY, WOULD HAVE A SIGNIFICANT IMPACT ON OUR CYBER SECURITY BUSINESS, FINANCIAL CONDITION, AND RESULTS OF OPERATIONS.

Companies in the cyber security business often own large numbers of patents, copyrights, trademarks, and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. In addition, various "non-practicing entities" that own patents and other intellectual property rights often attempt to aggressively assert their rights in order to extract value from technology companies. Furthermore, from time to time we may introduce new products, including in areas where we currently do not operate, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities. Defending patent and other intellectual property litigation is costly and can impose a significant burden on management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third party's rights, which may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop alternative non-infringing technology or practices or discontinue the practices. The development of alternative non-infringing technology or practices could require significant effort and expense or may not be feasible. Our business, financial condition, and results of operations would be adversely affected as a result of an unfavorable resolution of the disputes and litigation referred to above.

A DATA SECURITY BREACH WITH OUR CUSTOMERS AS A RESULT OF OUR CYBERSECURITY PROCESSES COULD CAUSE SUBSTANTIAL NEGATIVE IMPACT ON US FINANCIALLY, LEGALLY AS WELL AS IMPACT OUR REPUTATION IN THE MARKETPLACE

As a part of our services we access customers information technology environments.  If this access led to the opportunity for a data breach by others, although remote, and if this happened and it was determined we were liable, this could cause significant damage to our reputation, have an adverse impact on our results of operations as well as lead to the possibility of litigation and other financial liabilities.

Risk related to IPSA

AN INABILITY TO RETAIN IPSA’S SENIOR MANAGEMENT TEAM AND OTHER MANAGING DIRECTORS WOULD BE DETRIMENTAL TO THE SUCCESS OF IPSA’S BUSINESS.

We will rely heavily on IPSA senior management team, its practice leaders, and other staff; our ability to retain them is particularly important to IPSA’s future success. Given the highly specialized nature of IPSA’s services, the senior management team must have a thorough understanding of IPSA’s service offerings as well as the skills and experience necessary to manage an organization consisting of a diverse group of professionals. In addition, we rely on IPSA’s senior management team and other managing directors to generate and market IPSA’s business. Further, IPSA’s senior management’s and other managing directors’ personal reputations and relationships with IPSA’s clients are a critical element in obtaining and maintaining client engagements.

IPSA’S INABILITY TO HIRE AND RETAIN TALENTED PEOPLE IN AN INDUSTRY WHERE THERE IS GREAT COMPETITION FOR TALENT COULD HAVE A SERIOUS NEGATIVE EFFECT ON OUR PROSPECTS AND RESULTS OF OPERATIONS.

IPSA’s business involves the delivery of professional services and is highly labor-intensive. Its success depends largely on its ability to attract, develop, motivate, and retain highly skilled professionals. Further, IPSA must successfully maintain the right mix of professionals with relevant experience and skill sets if IPSA is to continue to grow, as it expands into new service offerings, and as the market evolves. The loss of a significant number of its professionals, the inability to attract, hire, develop, train, and retain additional skilled personnel, or failure to maintain the right mix of professionals could have a serious negative effect on IPSA, including its ability to manage, staff, and successfully complete its existing engagements and obtain new engagements.

CHANGES IN CAPITAL MARKETS, LEGAL OR REGULATORY REQUIREMENTS, AND GENERAL ECONOMIC OR OTHER FACTORS BEYOND IPSA’S CONTROL COULD REDUCE DEMAND FOR IPSA’S SERVICES, IN WHICH CASE IPSA’S REVENUES AND PROFITABILITY COULD DECLINE.

A number of factors outside of its control affect demand for IPSA’s services. These include:

•	Fluctuations in U.S. and global economies;
•	The U.S. or global financial markets and the availability, costs, and terms of credit;
•	Changes in laws and regulations; and
•	Other economic factors and general business conditions.

We are not able to predict the positive or negative effects that future events or changes to the U.S. or global economy, financial markets, regulatory and business environment could have on IPSA’s operations.

IPSA’S REPUTATION COULD BE DAMAGED AND IT COULD INCUR ADDITIONAL LIABILITIES IF IT FAILS TO PROTECT CLIENT AND EMPLOYEE DATA.

IPSA relies on information technology systems to process, transmit, and store electronic information and to communicate among its locations around the world and with its clients, partners, and employees. The breadth and complexity of this infrastructure increases the potential risk of security breaches which could lead to potential unauthorized disclosure of confidential information.

In providing services to clients, IPSA may manage, utilize, and store sensitive or confidential client or employee data, including personal data. As a result, IPSA is subject to numerous laws and regulations designed to protect this information, such as the U.S. federal and state laws governing the protection of health or other personally identifiable information and international laws such as the European Union Directive on Data Protection.

These laws and regulations are increasing in complexity and number. If any person, including any of IPSA’s employees, negligently disregards or intentionally breaches its established controls with respect to client or employee data, or otherwise mismanages or misappropriates that data, IPSA could be subject to significant monetary damages, regulatory enforcement actions, fines, and/or criminal prosecution. In addition, unauthorized disclosure of sensitive or confidential client or employee data, whether through systems failure, employee negligence, fraud, or misappropriation, could damage IPSA’s reputation and cause it to lose clients and their related revenue in the future.

INTERNATIONAL OPERATIONS COULD RESULT IN ADDITIONAL RISKS.

IPSA operates both domestically and internationally, including in the Middle East, Europe and Asia. IPSA intends to continue to expand internationally. These operations result in additional risks that are not present domestically and which could adversely affect IPSA’s business:

•	compliance with additional U.S. regulations and those of other nations applicable to international operations;
•	cultural and language differences;
•	employment laws and rules and related social and cultural factors;
•	losses related to start-up costs, lack of revenue, higher costs due to low utilization, and delays in purchase decisions by prospective clients;
•	currency fluctuations between the U.S. dollar and foreign currencies, which are harder to predict in the current adverse global economic climate;
•	restrictions on the repatriation of earnings;
•	potentially adverse tax consequences and limitations on our ability to utilize losses generated in IPSA’s foreign operations;
•	different regulatory requirements and other barriers to conducting business;
•	different or less stable political and economic environments;
•	greater personal security risks for employees traveling to or located in unstable locations; and
•	civil disturbances or other catastrophic events.

Further, conducting business abroad subjects IPSA to increased regulatory compliance and oversight. For example, in connection with its international operations, it is subject to laws prohibiting certain payments to governmental officials, such as the Foreign Corrupt Practices Act and the U.K. Bribery Act. The provisions of the U.K. Bribery Act may apply outside of the U.K. and due to its U.K. based subsidiaries, IPSA and its employees could be subject to liability for alleged activities involving bribery even if such activities were to take place outside of the U.K. A failure to comply with applicable regulations could result in regulatory enforcement actions as well as substantial civil and criminal penalties assessed against us and our employees.

IPSA’S FINANCIAL RESULTS COULD SUFFER IF IT IS UNABLE TO ACHIEVE OR MAINTAIN ADEQUATE UTILIZATION AND SUITABLE BILLING RATES FOR ITS CONSULTANTS.

IPSA’s profitability depends to a large extent on the utilization and billing rates of its professionals. Utilization of its professionals is affected by a number of factors, including:

•	the number and size of client engagements;
•	the timing of the commencement, completion and termination of engagements, which in many cases is unpredictable;
•	IPSA’s ability to transition its consultants efficiently from completed engagements to new engagements;
•	the hiring of additional consultants because there is generally a transition period for new consultants that results in a temporary drop in our utilization rate;
•	unanticipated changes in the scope of client engagements;
•	IPSA’s ability to forecast demand for its services and thereby maintain an appropriate level of consultants; and
•	conditions affecting the industries in which IPSA practices as well as general economic conditions.

The billing rates of IPSA’s consultants that it is able to charge are also affected by a number of factors, including:

•	clients’ perception of our ability to add value through IPSA’s services;
•	the market demand for the services IPSA provides;
•	an increase in the number of clients in the government sector;
•	introduction of new services by IPSA or its competitors;
•	competition and the pricing policies of its competitors; and
•	current economic conditions.

A SIGNIFICANT PORTION OF IPSA’S REVENUES IS DERIVED FROM A LIMITED NUMBER OF CLIENTS, AND ITS ENGAGEMENT AGREEMENTS, INCLUDING THOSE RELATED TO ITS LARGEST CLIENTS, CAN BE TERMINATED BY CLIENTS WITH LITTLE OR NO NOTICE AND WITHOUT PENALTY, WHICH MAY CAUSE ITS  OPERATING RESULTS TO BE UNPREDICTABLE.

IPSA has derived, and expect to continue to derive, a significant portion of its revenues from a limited number of clients. Its five largest clients accounted for approximately 94%, 94%, and 93% of its revenues for the years ended December 31, 2014, 2013, and 2012, respectively. IPSA’s clients typically retain it on an engagement-by-engagement basis, rather than under fixed-term contracts; the volume of work performed for any particular client is likely to vary from year to year, and a major client in one fiscal period may not require or may decide not to use our services in any subsequent fiscal period. Moreover, a large portion of new engagements comes from existing clients. Accordingly, the failure to obtain new large engagements or multiple engagements from existing or new clients could have a material adverse effect on the amount of revenues IPSA generates. In addition, almost all engagement agreements can be terminated by its clients with little or no notice and without penalty.

IPSA’S ENGAGEMENTS COULD RESULT IN PROFESSIONAL LIABILITY, WHICH COULD BE VERY COSTLY AND HURT OUR REPUTATION.

IPSA’s engagements typically involve complex analyses and the exercise of professional judgment. As a result, IPSA is subject to the risk of professional liability. Litigation alleging that IPSA performed negligently or breached any other obligations could expose it to significant legal liabilities and, regardless of outcome, is often very costly, could distract management, could damage its reputation, and could harm its financial condition and operating results.

CONFLICTS OF INTEREST COULD PRECLUDE IPSA FROM ACCEPTING ENGAGEMENTS, THEREBY CAUSING DECREASED UTILIZATION AND REVENUES.

IPSA provides services that usually involve sensitive client information. IPSA’s engagement agreement with a client or other business reasons may preclude it from accepting engagements from time to time with its clients’ competitors or adversaries. As IPSA grows its operations and the complement of consulting services, the number of conflict situations may continue to increase. Moreover, in industries in which IPSA provides services, there has been a continuing trend toward business consolidations and strategic alliances. These consolidations and alliances reduce the number of companies that may seek IPSA’s services and increase the chances that IPSA will be unable to accept new engagements as a result of conflicts of interest. If IPSA is unable to accept new engagements for any reason, its consultants may become underutilized, which would adversely affect IPSA’s revenues and results of operations in future periods.

Risks Related to Our Stock

THE MARKET FOR OUR COMMON STOCK IS LIMITED.

Our common stock is thinly-traded and any recently reported sales price may not be a true market-based valuation of our common stock. There can be no assurance that an active market for our common stock will develop.  In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance.  Consequently, holders of shares of our common stock may not be able to liquidate their investment in our shares at prices that they may deem appropriate.

OUR EXISTING PREFERRED STOCK HAS LIQUIDATION PREFERENCES THAT COULD ADVERSELY AFFECT OUR COMMON STOCK HOLDERS.

In the event of our dissolution, liquidation or change of control, the holders of our Series B and Series C preferred stock will receive a liquidation preference in priority to the holders of our common stock.  A consolidation or merger, a sale of all or substantially all of our assets, or a sale of 50% or more of our common stock would be treated as a change of control for this purpose.  Therefore, it is possible that holders of common stock will not obtain any proceeds upon any such event.

THE ISSUANCE OF SHARES UPON CONVERSION OF THE PREFERRED STOCK AND EXERCISE OF OUTSTANDING WARRANTS COULD CAUSE IMMEDIATE AND SUBSTANTIAL DILUTION TO EXISTING STOCKHOLDERS.

The issuance of shares upon conversion of our outstanding preferred stock and exercise of warrants could result in substantial dilution to the interests of other stockholders since the selling stockholders may ultimately convert and sell the full amount issuable on conversion.

OUR COMMON STOCK IS CONSIDERED A “PENNY STOCK."

The SEC has adopted regulations that generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions.  This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors hereunder to sell their shares.  In addition, since our common stock is traded on the OTCQB, investors may find it difficult to obtain accurate quotations of the stock and may experience a lack of buyers to purchase such stock or a lack of market makers to support the stock price.

THERE ARE RISKS ASSOCIATED WITH OUR STOCK TRADING ON THE OTCQB RATHER THAN A NATIONAL SECURITIES EXCHANGE.
There are significant consequences associated with our stock trading on the OTCQB rather than a national securities exchange. The effects of not being able to list our securities on a national securities exchange include:

•	Limited release of the market prices of our securities;
•	Limited news coverage of our Company;
•	Limited interest by investors in our securities;
•	Volatility of our stock price due to low trading volume;
•	Increased difficulty in selling our securities in certain states due to “blue sky” restrictions;
•	Limited ability to issue additional securities or to secure financing.

WE DO NOT INTEND TO PAY CASH DIVIDENDS ON OUR COMMON STOCK. AS A RESULT, STOCKHOLDERS WILL BENEFIT FROM AN INVESTMENT IN THE COMMON STOCK ONLY IF IT APPRECIATES IN VALUE.

We have never paid a cash dividend on our common stock, and do not plan to pay any cash dividends in the foreseeable future. We currently intend to retain any future earnings to finance operations and further expand and grow the business, including growth through acquisitions. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. We cannot assure you that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

USE OF PROCEEDS

The shares of our common stock offered by this prospectus are being registered solely for the account of the Selling Stockholders.  We will not receive any of the proceeds from the sale of these shares.  However, if all of the Warrants offered in this prospectus were exercised, we would receive proceeds of $13,982,139 in the aggregate, which we would use for additional working capital.

DETERMINATION OF OFFERING PRICE

The Selling Stockholders will determine at what price they may sell the shares of common stock offered by this prospectus, and such sales may be made at prevailing market prices, or at privately negotiated prices.

DILUTION

The selling security holders are offering for resale common shares underlying the Series D and Series C convertible preferred stock and respective outstanding warrants. In addition, certain selling shareholders are also comprised of Series B convertible preferred stockholders’ holding detachable warrants, with related placement agent warrants, and convertible debentures issued with detachable warrants, all of which in the event exercised, existing shareholders will experience additional dilution to their ownership interest in us. Our net tangible book value as of December 31, 2014 was approximately ($9,984,325), or approximately ($0.20) per share.  Net tangible book value per share represents our total shareholders’ equity less total intangible assets, divided by the number of shares of common stock outstanding as of December 31, 2014.

MARKET PRICE OF AND DIVIDENDS ON COMMON STOCK AND
RELATED STOCKHOLDER MATTERS

Market information.   Our common stock is traded on the OTCQB (‘‘OTCQB’’) under the symbol ‘‘RTNB”.  Our common stock was traded on such market prior to December 1, 2014 under the symbol “PIMO”.  The following table sets forth the range of high and low bid prices for our common stock for each of the periods indicated as reported by the OTCQB.  These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. On April 17, 2015, the closing price of our common stock as reported on the OTCQB was $1.75 per share.

Period Ending March 31, 2015	High ($)	Low ($)
March 31, 2015	1.64	1.21

Year Ending December 31, 2014:	High ($)	Low ($)
March 31, 2014	0.68	0.51
June 30, 2014	0.86	0.51
September 30, 2014	1.16	0.83
December 31, 2014	1.59	0.85

Year Ending December 31, 2013:	High ($)	Low ($)
March 31, 2013	0.88	0.60
June 30, 2013	0.74	0.51
September 30, 2013	0.72	0.53
December 31, 2013	0.70	0.45

We consider our common stock to be thinly traded and, accordingly, reported sales prices or quotations may not be a true market-based valuation of our common stock.

Holders.  As of April 17, 2015, there were approximately 505 record holders of our common stock. We believe there are more owners of our common stock whose shares are held by nominees or in street name.

Dividends.   Holders of our common stock are entitled to receive dividends, as and when declared by our Board of Directors, out of funds legally available therefore, subject to the dividend and liquidation rights of preferred stock issued and outstanding. We have never declared or paid any dividends on our common stock, nor do we anticipate paying any cash dividends on our common stock in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

The table below sets forth information as of April 1, 2015 with respect to compensation plans under which our common stock is authorized for issuance.  The Compensation Committee approved our 2008 Stock Incentive Plan in May 2008 and received stockholder approval in 2009 (the “Plan”).

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans

Equity compensation plans approved by shareholders (2008 Plan)	11,631,864	$0.81	8,368,136

Total	11,631,864	$0.81	8,368,136

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the Year Ended December 31, 2014, 2013 and 2012

The following discussion should be read in conjunction with our financial statements and the related notes included in this Prospectus.

Results of Operations

Our results of operations for 2014, 2013, and 2012 are highlighted in the table below and discussed in the following paragraphs:
	Years Ended December 31
	2014	% of Net Revenue	2013	% of Net Revenue	2012	% of Net Revenue
Net Revenue	$20,175,488		$26,399,916		$19,472,015
Operating Expenses:
Cost of revenues	14,982,996	74.3%	20,845,516	79.0%	14,673,811	75.4%
Selling, general & administrative	11,184,909	55.4%	9,214,410	34.9%	8,186,511	42.0%
Depreciation and amortization	386,282	1.9%	380,951	1.4%	242,650	1.2%
Energy repositioning and subcontract obligation	1,162,089	5.8%	-	0.0%	-	0.0%
Total operating expenses	27,716,276	137.4%	30,440,877	115.3%	23,102,972	118.6%
Loss from Operations	(7,540,788)	-37.4%	(4,040,961)	-15.3%	(3,630,957)	-18.6%
Other Income (Expense):
Derivative (expense) income	(10,344,753)	-51.3%	2,149,951	8.1%	(894,512)	-4.6%
Adjustment to estimates recorded at acquisition	-	0.0%	431,919	1.6%	-	0.0%
Interest expense, net	(59,066)	-0.3%	(44,270)	-0.2%	(86,040)	-0.4%
Interest expense – debt discount	-	0.0%	-	0.0%	(353,656)	-1.8%
Goodwill impairment	(6,363,630)	-31.5%	(4,472,089)	-16.9%	(4,378,182)	-22.5%
Intangibles impairment	(429,394)	-2.1%	(238,803)	-0.9%	-	0.0%
Other income (expense)	301,065	1.5%	87,799	0.3%	45,698	0.2%
Total other (expense) income	(16,895,778)	-83.7%	(2,085,493)	-7.9%	(5,666,692)	-29.1%
Loss Before Income Taxes	(24,436,566)	-121.1%	(6,126,454)	-23.2%	(9,297,649)	-47.7%
Income Tax Benefit (Expense)	-	0.0%	-	0.0%	(396,000)	-2.0%
Net Income (Loss)	(24,436,566)	-121.1%	(6,126,454)	-23.2%	(9,693,649)	-49.8%
Preferred Stock Dividends	(1,597,356)	-7.9%	(1,280,408)	-4.9%	(321,218)	-1.6%
Deemed Dividend On Preferred Stock	-	0.0%	(509,184)	-1.9%	(1,160,278)	-6.0%
Net Loss Available to Common Stockholders	$(26,033,922)	-129.0%	$(7,916,046)	-30.0%	$(11,175,145)	-57.4%

Comparison of 2014 to 2013

The result of operations described below includes the Business Advisory Solutions (“BAS”) segment and the Energy Solutions (“ES”) segment for the entire years of 2014 and 2013.  We acquired root9B, LLC on November 22, 2013, and the results of operations for the Cyber Solutions (“CS”) segment are for the full year of 2014 and only the period from November 22, 2013 to December 31, 2013 is included in 2013.

Net Revenue

Total revenue for the year ended December 31, 2014 was $20,175,488 as compared to $26,399,916 for the year ended December 31, 2013, a net decrease of $6,224,428, or 23.6%.  Revenue by segment was as follows:

	Year Ended December 31st
	2014	2013	% growth

Business Advisory Solutions Revenue	$12,964,920	$14,482,476	-10.5%

Energy Solutions Revenue	$3,134,518	$11,908,690	-73.7%

Cyber Solutions Revenue	$4,076,050	$8,750	nm

Total Revenue	$20,175,488	$26,399,916	-23.6%

Business Advisory Solutions Segment
Revenue for the BAS segment for the year ended December 31, 2014 decreased 10.5% as compared to the year ended December 31, 2013.  Revenue for the BAS segment was below the Company’s plans for mid-to-high single digit revenue growth and was mainly due to a significant decline in revenue from two large customers as well as the impact of three projects that were completed during 2013 and the related revenue was not fully offset by revenue from new customers in 2014.

Energy Solutions Segment

Revenue for the ES segment for the year ended December 31, 2014 decreased 73.7% as compared to the year ended December 31, 2013.  There are two key reasons for the decline in revenue.  First, the Company had two significant contracts during 2013 that generated approximately $7.6 million of revenue and did not have similar large sized projects during 2014.  Second, the ES segment had a significant amount of revenue in 2013 related to the implementation of auto demand response (ADR) systems in California.  During 2013, the state of California altered the ADR program and incentives to corporations for implementing these type of energy saving systems and as a result the demand for this business has dropped significantly.  During 2014, the Company had no revenue from ADR systems work.  In light of the Company’s repositioning effort and strategy adjustment as well as lower than planned revenue growth in the ES segment, the energy business has changed its deliverables based on current capabilities and opportunities and will have a more narrow focus going forward on controls and automation.  Future revenue opportunities and opportunities to reduce costs are being evaluated under the Company’s new strategy.

Cyber Solutions Segment

Revenue for the CS segment for the year ended December 31, 2014, which is generated from cyber security advisory and technical services, was approximately $4,076,000, and was almost entirely incremental as compared to the year ended December 31, 2013, and is attributable to the acquisition of root9B, LLC.  The CS segment was formed upon the acquisition of root9B, LLC in November 2013, and therefore the revenue during 2013 was not significant.  During 2014, the Company invested in building up the CS segment, primarily by hiring new resources with specialized cyber security skills and extending the infrastructure.  The segment continues to ramp up and is planned to be a key revenue growth driver for the Company in 2015 and future years.

Gross Margin

Gross margin (revenue less cost of revenues, defined as all costs for billable staff for the BAS segment and cost of goods for the ES and CS segments) decreased to approximately $5,192,000 for 2014 from approximately $5,554,000 for 2013, a reduction of $362,000. The decline in gross margin was due to decreases in both the BAS and ES segments, which totaled approximately $1,550,000 and was a result of the lower revenue in both segments in 2014 as compared to 2013.  This reduction was partially offset by an increase in gross margin of $1,188,000 in the CS segment, which business was incremental in 2014 as compared to 2013.

Gross margin, as a percentage of revenue, increased to 25.7% in 2014 from 21.0% in 2013.  On a segment basis, the gross margin percentage increased in the BAS segment to 27.0% in 2014 from 25.7% in 2013 and increased in the ES segment to 18.3% in 2014 from 16.0% in 2013.  The increase in the gross margin rate was due to the impact in 2013 of low gross margin on a significant solar contract, and, in 2014 there was not a similar contract.  The gross margin rate in the ES segment was lower than planned in 2014 due to the decrease in revenue and that resulting lower revenue not covering the production related fixed overhead costs in the segment.  The gross margin rate in the CS segment was 27.6% for 2014 and was lower than planned due to the ramp up of headcount as the CS segment builds its infrastructure in anticipation of future growth.  As a result of this ramp up, all of the production resources being assembled were not deployed to projects and therefore reduced the gross margin rate.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses increased to $11,185,000 in 2014 from $9,214,000 in 2013, an increase of 21.4%.  As a percentage of revenue, SG&A expenses increased to 55.4% in 2014 as compared to 34.9% in 2013.  The increase in SG&A expenses as a percentage of revenue was due primarily to the reduced revenue in the ES segment, additional expenses related to the CS segment, as well as increased corporate overhead expenses.  SG&A expenses increased approximately $1,971,000 during 2014 as compared to 2013 and break out as follows: the BAS segment increased $250,000, the ES segment decreased $991,000, the CS segment increased $776,000 (primarily incremental for 2014 as compared to 2013) and Corporate Overhead increased $1,936,000.  The Company accounts and manages expenses as those directly related to a business segment and corporate overhead expenses which includes executive compensation, back office functions, such as finance and human resources, and other administrative costs.  Expenses related to these groups are discussed below.

BAS Segment

SG&A expenses in the BAS segment increased to approximately $2,085,000 in 2014 as compared to approximately $1,835,000 in 2013, an increase of $250,000 or 13.6%.  The increase is mainly attributable to increased labor costs of $247,000.  This increase in labor expenses for the BAS segment is due to a change in the classification of certain individuals from overhead to direct expenses for the BAS segment.  During the first quarter of 2014, the Company determined that the labor costs related to some BAS leadership positions, which had previously been charged to Corporate Overhead, would now be charged directly to the BAS segment.  As a result of this change, labor costs increased for the BAS segment in 2014 as compared to 2013 and were reduced for Corporate Overhead.  BAS expenses as a percentage of segment revenue increased to 16.2% in 2014 from 12.7% in 2013.

ES Segment

SG&A expenses in the ES segment decreased to approximately $1,894,000 in 2014 as compared to approximately $2,885,000 in 2013, a decrease of $991,000 or 34.3%.  The decrease is primarily attributable to reduced labor costs of $806,000.  The decrease in labor costs is due to planned reductions in the labor force due to declining revenues as well as reduced commission expense, also due to lower revenues as compared to the prior year.

CS Segment

SG&A expenses in the CS segment were approximately $1,131,000 in 2014 as compared to $355,000 in 2013.  The CS segment began operations in November 2013 when the Company acquired root9B, LLC, and therefore a majority of the expenses in 2014 are incremental as compared to 2013.  SG&A expenses during 2014 were slightly higher than planned as the Company invested in additional headcount, with specialized cyber security skill sets, as the Company prepares for anticipated growth in this segment.

Corporate Overhead

Corporate Overhead SG&A expenses increased to $6,075,000 in 2014 from $4,139,000 in 2013 (exclusive of CS segment startup expenses), an increase of $1,936,000 or 46.8%.  The main drivers of the increase were an increase in labor costs of $1,278,000 and an increase in stock option expense for employees and directors in the amount of $579,000.  The increase in labor costs was primarily due to the addition of two senior executive positions.  During January of 2014, the Company hired a senior team member who was leading the Energy Solutions group and is no longer with the Company.  Additionally, in May of 2014 a new CEO was named.  The compensation and bonus related to these two positions is incremental to 2014 as compared to 2013.  The increase in stock option expense was due to the issuance of 6,585,000 stock options to new hires, key employees and directors during 2014 as compared to 525,000 stock option issuances during 2013.  The buildup in corporate overhead has been undertaken in planning for substantial revenue growth, of which there can be no assurance.

Energy repositioning and subcontract obligation

During 2014, the Company incurred one-time charges of approximately $1,162,000 related to two items: 1) the repositioning of the Company to accentuate an increased focus and commitment to cybersecurity and regulatory risk mitigation and 2) recording a liability where the Company is a co-indemnitor with Prime Solutions, Inc. which is a subcontractor to Honeywell on a solar project, which items are explained below.

On October 17, 2014, the Company announced it would reposition the business to focus on cyber security and regulatory risk mitigation, rename the Company “root9B Technologies, Inc.”, and de-emphasize the ES segment by adjusting its focus to operate in support of the Cyber and Business Advisory segments.  As a part of this repositioning the Company has reduced headcount in the ES segment and incurred one-time expenses of $412,000 related to the headcount adjustments.

The Company is a co-indemnitor in support of surety bonds issued by Platte River Insurance on behalf of Prime Solutions for the benefit of Honeywell pursuant to Prime Solutions, Inc.’s (“Prime”) solar project located in Worcester Massachusetts (the “Prime Contract”).  The Company’s maximum liability exposure under the bond is limited to $1,412,544, if Prime were to fail to meet its contracted obligations.  On October 15, 2014, the Company determined it was probable that Prime would not be able to meet its contracted obligations under the Prime Contract and therefore the Company may have an obligation to Platte River to meet outstanding Prime Contract obligations.  The Company has recorded a one-time accrual of $650,000, which is the Company’s estimate of the most likely amount of its obligation under the co-indemnity agreement.

Other Income (Expense)

Other Income (Expense) for 2014 resulted in an expense of $16,896,000 as compared to an expense of $2,085,000 in 2013.  The components of the net expense are discussed below.

Derivative (expense) income

From May 2010 through the first quarter of 2013, the Company issued Series B Preferred Stock, Debentures, Series C Preferred Stock, 7% Convertible Redeemable Promissory Notes, and Series D Preferred Stock, all with detachable common stock purchase warrants deemed to be derivative instruments. These warrants are recorded as a derivative liability and “marked-to-market” based on fair value estimates at each reporting date.  Collectively, these derivatives were valued at an estimated fair value of $10,651,000 at December 31, 2014, with the change (increase) in value since December 31, 2013 of $10,344,000, being recognized as derivative (non-cash) expense on the statement of operations for 2014.  For the year ended December 31, 2013, the change in derivative valuation for the like period was non-cash income of $2,150,000.

Adjustment to estimates recorded at acquisition

An “adjustment to estimates recorded at acquisition” of $432,000 (a non-cash income item) related to the GHH acquisition was recorded in 2013.  The income was to record the retirement of certain escrow shares issued as part of the consideration given in the initial purchase price allocation and to remove certain liabilities assumed at the time of acquisition.  There was no similar income in 2014.

Goodwill impairment

An annual goodwill impairment evaluation for 2014 was performed by applying both the Step 1 and Step 2 tests as prescribed by FASB ASC 350. The results of the Step 1 test for the BAS segment indicated no impairment to goodwill related to this segment and Step 2 was not required.  The results for the Step 1 test for the ES segment did indicate impairment of goodwill and Step 2 was completed to determine the amount of impairment.  The Company engaged an outside firm that specializes in valuation assessments to perform the Step 1 and Step 2 tests and valuation work.  Of the $10,716,000 in goodwill that was recorded as of December 31, 2013, $6,364,000 was attributable to the ES segment.  After completion of the valuation work of the segment it was determined that the fair value of the goodwill for the ES segment was $0, resulting in a non-cash impairment charge of $6,364,000.  The impairment was due primarily to the slower than planned growth in revenue, earnings and cash flow as well as the repositioning of the Company to focus on cyber security and regulatory risk mitigation while deemphasizing the energy business.  A similar process was performed for 2013 and resulted in a goodwill impairment charge for the ES segment of $4,472,000.  This impairment was related to the timing and amounts of expected revenue, earnings and cash flow results.  See further discussion on goodwill and goodwill impairment in Note 7 to the Financial Statements.

Intangibles Impairment

As a part of the acquisitions of GHH and Ecological, both in 2012, the Company recorded intangible assets for the acquired customer lists and trade names of both companies.  The value at acquisition of these assets was $1,118,000 and they were being amortized over 5 to 7 years.  The balance at December 31, 2014 prior to impairment was $429,000.  The estimates of future revenue, income and cash flow have been reduced from prior estimates and the Company has shifted its strategy to focus on cyber security and regulatory risk mitigation while deemphasizing the energy segment.  Based on the revised strategy and estimates, we have measured the fair value of the intangible assets as of December 31, 2014 and determined the fair value for each of these intangible assets to be $0, resulting in a non-cash impairment charge of $429,000.  A similar process was performed for 2013 and resulted in an intangible asset impairment charge for the ES segment of $238,000.

Other income

Other income increased to approximately $301,000 in 2014 as compared to approximately $88,000 in 2013.  During the first quarter of 2014 the Company entered into an agreement with the landlord for the New York office under which we vacated the office space at the end of 2014, which is earlier than the lease term, and in exchange we incurred no rent expense during 2014.  As a result of this agreement, the Company recorded a gain related to the early termination of the contract of $239,248 which is included in other income in 2014.

Income Tax Benefit (Expense)

There was no income tax expense for 2014 or 2013.  The effective tax rate was 0% in 2014 and 2013.  We have deferred tax assets and liabilities attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  We have determined, at both December 31, 2014 and 2013, that it is not more likely than not that our deferred tax assets would be recoverable and, accordingly have set up a full valuation allowance for the deferred tax assets at December 31, 2014 and 2013.

Preferred Stock Dividends

The Company has three series of Convertible Preferred Stock which pay dividends at annual specified rates.  The three series are: 7% Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, which has a 7% dividend rate, and the Series D Convertible Preferred Stock, which has a 8% dividend rate.  See further discussion on the Convertible Preferred Stock in Note 11 to the Financial Statements. Dividends paid during 2014, which were paid in common stock, were valued at issuance as follows: to Series B, 98,003 shares valued at $56,372, to Series C, 603,448 shares valued at $350,000 and to Series D, 1,592,748 shares valued at $1,190,984.

Deemed Dividend on Preferred Stock

The deemed dividend on preferred stock is an amount calculated, at the time of issuance of the convertible preferred stock, by comparing the effective conversion price of the preferred stock to the market price of the Company stock.  The difference in these two amounts yields a deemed dividend on the Convertible Preferred Stock, a non-cash charge.  During 2013, the Company recorded a deemed dividend upon the issuance of Series D Preferred Convertible Stock during the first quarter in the amount of $509,000.  During 2014, there was no deemed dividend recorded.

Comparison of 2013 to 2012

The result of operations described below includes the Business Advisory Solutions (“BAS”) segment for the entire years of 2013 and 2012.  The Energy Solutions (“ES”) segment began with the acquisition of Greenhouse Holdings, Inc. (“GHH”) on March 5, 2012; hence, operating results related to this acquisition are included for the full 2013 period and are only included from March 5, 2012 through December 31, 2012 for the 2012 period.  We acquired Ecological, LLC, also part of our ES segment, on December 31, 2012; and accordingly, their results of operations are only included for 2013.

Net Revenue

Total revenue for the year ended December 31, 2013 was $26,399,916 as compared to $19,472,015 for the year ended December 31, 2012, a net increase of $6,927,901, or 35.6%.  Revenue by segment was as follows:

	Year Ended December 31st
	2013	2012	% growth

Business Advisory Solutions Revenue	$14,482,476	$16,524,648	-12.4%

Energy Solutions Revenue	$11,908,690	$2,947,367	304.0%

Cyber Solutions Revenue	$8,750	-	nm

Total Revenue	$26,399,916	$19,472,015	35.6%

Business Advisory Solutions Segment

Revenue for the BAS segment for the year ended December 31, 2013 decreased 12.3% as compared to the year ended December 31, 2012.  The primary reasons for the decrease in revenue was the closing of the Kansas City office in September 2012 due to poor ongoing prospects as well as the unanticipated loss of revenue related to two projects that were cancelled with financial institutions, which revenue was partially offset by new engagements.  In closing the Kansas City office we had a negative variance of approximately $1.3 million in revenue from 2012 to 2013.  One cancelled project was a compliance project that was cancelled due to a change in the customer’s business environment which eliminated the need for the compliance work and the other project was significantly reduced in scope due to the customer’s need to eliminate costs in its business.  After accounting for the closed office in Kansas City, the revenue decline was approximately 4% from the segment.

Energy Solutions Segment

Revenue for the ES segment for the year ended December 31, 2013 increased 304.0% as compared to the year ended December 31, 2012.  There are two key reasons for the significant increase.  First, the ES segment was in full operation during 2013 and was only operating for part of the year in 2012.  The portion of the business related to the GHH acquisition began operations on March 5, 2012 and only operated from then until December 31st during 2012.  The Ecological portion of the business began operations on January 1, 2013 and therefore had no operations in 2012.  Also, the ES segment had a significant contract and related project during 2013.  The Company engaged in a Subcontract Agreement and Contract (the “Subcontract Agreement”) with Prime Solutions, Inc. (“Prime”), whereby the Company provided senior project management consulting, oversight and advisory services as well as responsibility for materials management, procurement, and delivery for a large solar project. The revenue from the Subcontract Agreement in 2013 was approximately $6.1 million.  As we grow our business in the ES segment, we will continue to target comparable sized projects to be a part of our portfolio of efforts, although we can make no assurance that this will be successful.

Excluding the Subcontract Agreement, revenues related to the GHH portion of the ES segment would have been $4,542,000 for 2013 compared to revenue of $2,947,000 during 2012 (of which GHH was only operating for 10 months of the year), or an increase of $1,595,000.

Revenue related to the Ecological portion of the business, which is generated from benchmarking services, audit and retro-commissioning services and LEED certification services, was $1,271,000 for 2013 and was therefore incremental as compared to 2012.

Gross Margin

Gross margin (revenue less cost of revenues, defined as all costs for billable staff for the BAS segment and cost of goods for the ES segment) increased to $5,554,400 for 2013 from $4,798,204 for 2012, increasing $756,196. The main reason for the increase in gross margin was due to the ES segment operating for the full year in 2013 and only part of the year in 2012 (the GHH business operated for 10 months in 2012 and Ecological did not operate at all in 2012).  This was partially offset by a reduction in gross margin in the BAS segment due to lower revenue in 2013 as compared to 2012.

Gross margin, as a percentage of revenue, declined to 21.0% in 2013 from 24.6% in 2012.  On a segment basis, the gross margin percentage increased in the BAS segment to 25.2% in 2013 from 24.9% in 2012 and decreased in the ES segment to 16.0% in 2013 from 23.3% in 2012.  The significant decline in the ES gross margin % is due to the low margin associated with the Prime Subcontract Agreement described in the net revenue section above.  The gross margin associated with the subcontract agreement was 5%.  The gross margin % for the ES segment if the Prime subcontract was excluded would have been 27.5%, which compares favorably to the 2012 gross margin.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses increased to $9,214,000 in 2013 from $8,186,000 in 2012, an increase of 12.6%.  As a percentage of revenue, SG&A expenses decreased to 34.9% in 2013 as compared to 42.0% in 2012.  The leverage improvement in SG&A expenses as a percentage of revenue was due primarily to the tight control of expenses in the BAS segment and the high rate of growth in revenue in the ES segment.  SG&A expenses increased $1,028,000 in 2013 as compared to 2012 and break out as follows: BAS segment decreased $39,000, the ES segment increased $790,000 and Corporate Overhead increased $278,000. The Company accounts and manages expenses as those directly related to a business segment and corporate overhead expenses which includes executive compensation, back office functions, such as finance and human resources, and other administrative costs.  Expenses related to these groups are discussed below.

BAS Segment

SG&A expenses in the BAS segment decreased to $1,835,000 in 2013 as compared to $1,874,000, a decrease of $39,000 or 2.1%.  Expenses in this segment were tightly managed in an environment of reduced revenue.  BAS expenses as a percentage of segment revenue increased to 12.7% in 2013 from 11.3% in 2012.  The primary reason for the deleverage of segment expenses was the decrease in revenues.

ES Segment

SG&A expenses in the ES segment increased to $2,885,000 in 2013 as compared to $2,096,000, an increase of $790,000 or 2.1%.  The ES segment is made up of the operations from the GHH acquisition (completed in March 2012) and operations from the Ecological acquisition (completed in December 2012).  Ecological had no operations in 2012 and was operating for the full year in 2013 and, as such, the associated SG&A expenses of $929,000 in 2013 was completely incremental as compared to 2012.  SG&A expenses for the ES segment, absent the impact from Ecological, were $1,957,000 in 2013 as compared to $2,096,000, a decrease of $139,000.  The decrease is attributable to reduced professional fees of $531,000, which were offset by increases to labor costs of approximately $146,000, travel expenses in the amount of $26,000 and an increase in bad debt expense of $198,000.  The decrease in professional fees is due to a significant amount of expense in 2012 related to the acquisition and integration of GHH that was not repeated in 2013.  The increases in labor and travel were planned and a part of the growth strategy for GHH.  The increase in bad debt expense is due to a reserve set up against amounts due from a customer related to a single contract, the Subcontract Agreement mentioned in the net revenue discussion above.  The work related to the Subcontract Agreement was completed in 2013 and resulted in a receivable of $945,378 as of December 31, 2013 which was past due.  We have been in contact with the customer, who has liquidity issues, and have arrived at an agreement regarding payment of the open account over time.  At December 31, 2013 we expected that we would ultimately be paid in full, due to the risk posed by our customer’s weak financial position, we reserved $198,000 against the receivable as bad debt expense.

Corporate Overhead

Corporate Overhead SG&A expenses increased to $4,494,000 in 2013 from $4,216,000 in 2012, an increase of $278,000 or 6.6%.  Corporate Overhead SG&A expenses were well controlled in 2013 as the integration of the GHH and Ecological acquisitions was completed, and resulted in modest expense growth.  The Corporate Overhead expenses include expenses incurred by root9B from the time of acquisition, November 22, 2013 through the end of the year in the amount of $355,000.  The main component of the short period root9B expenses was $300,000 of bonus expense related to sign on bonuses, after the acquisition date, for key root9B employees.  Absent the impact of root9B, Corporate Overhead expenses would have been $4,139,000 in 2013 compared to $4,216,000 in 2012, a decrease of $77,000 or 1.8%.  The main driver of the decrease was a reduction in stock option expense for employees and directors in the amount of $568,000 and a reduction in professional fees related to marketing and branding of $197,000.  These decreases were offset by increases in Directors fees of $157,000, fees authorized by the board for outside services of $150,000, legal and accounting fees of $191,000, and bad debt expense of $87,000.  Stock option expense declined as significantly fewer stock options were issued in 2013 as compared to 2012.  Professional fees related to marketing and branding declined as we completed a significant branding effort in 2012.  Director’s fees and expenses grew as the full non-management 10 member Board was in place for the full year of 2013 and only partially in 2012.  The increase in legal and accounting fees was primarily due to the additional efforts required in connection with the restatement of 2012 financial results and the root9B acquisition.   Bad debt expense increased as a result of the write off of open receivables from three customers.  Included in the SG&A expenses are non-recurring charges related to the restatements and acquisitions of approximately $350,000.  We have invested in the infrastructure of the company for the future, as evident in the SG&A expenses, and expect that SG&A expense growth will be slower compared to revenue growth as we move forward.

Other Income (Expense)

Other Income (Expense) for 2013 resulted in an expense of $2,085,000 as compared to an expense of $5,667,000 in 2012.  The components of the net expense are discussed below.

Derivative (expense) income

From May 2010 through the first quarter of 2013, the Company issued Series B Preferred Stock, Debentures, Series C Preferred Stock, 7% Convertible Redeemable Promissory Notes, and Series D Preferred Stock, all with detachable common stock purchase warrants deemed to be derivative instruments. These warrants are recorded as a derivative liability and “marked-to-market” based on fair value estimates at each reporting date.  Collectively, these derivatives were valued at an estimated fair value of $727,000 at December 31, 2013, with the change (decline) in value since December 31, 2012 of $2,150,000, being recognized as derivative (non-cash) income on the statement of operations for 2013.  For the year ended December 31, 2012, the change in derivative valuation for the like period was a non-cash expense of $895,000.

Adjustment to estimates recorded at acquisition

An “adjustment to estimates recorded at acquisition” of $432,000 (a non-cash income item) related to the GHH acquisition was recorded in 2013.  The income, which was not present in the same period in the prior year, was to record the retirement of certain escrow shares issued as part of the consideration given in the initial purchase price allocation and to remove certain liabilities assumed at the time of acquisition.

Goodwill impairment

An annual goodwill impairment evaluation for 2013 was performed by applying both the Step 1 and Step 2 tests as prescribed by FASB ASC 350. The results of the Step 1 test for the BAS segment indicated no impairment to goodwill related to this segment and Step 2 was not required.  The results for the Step 1 test for the ES segment did indicate impairment of goodwill and Step 2 was completed to determine the amount of impairment.  The Company engages an outside firm that specializes in valuation assessments to perform the Step 1 and Step 2 tests and valuation work.  Of the $13,153,000 in goodwill that was recorded as of December 31, 2012, $10,836,000 was attributable to the ES segment.  After completion of the valuation work of the segment it was determined that the fair value of the goodwill for the ES segment was $6,364,000, resulting in a non-cash impairment charge of $4,472,000.  The impairment is due primarily to the slower than planned growth in revenue, earnings and cash flow.  The Company had built a strategy for the ES segment and worked to integrate the acquisitions of GHH and Ecological and believed it was well positioned to deliver strong growth and returns from the segment.  However, the growth to date had been slower than planned, partially due to integration and development of the segment and partially due to some delays in the effectiveness of certain regulatory requirements which had delayed anticipated revenue (specifically, related to Local Law 87 in New York which required energy related retrofit work on buildings based on energy audits has been pushed out from the dates we had originally planned).  These factors were considered in the valuation work and resulted in the impairment amount.  A similar process was performed for 2012 and resulted in a goodwill impairment charge for the ES segment of $4,378,000.  This impairment was related to the GHH acquisition and timing and amounts of expected revenue, earnings and cash flow results.  See further discussion on goodwill and goodwill impairment in Note 7 to the Financial Statements.

Intangibles Impairment

As a part of the acquisition of Ecological in December 2012, the Company recorded an intangible asset for the acquired customer list from Ecological.  The value at acquisition was determined based on estimates that included customer retention rates and future revenue from these customers.  The value at acquisition $527,000 and is being amortized over 5 years.  The balance at December 31, 2013 prior to impairment was $421,000.  Customer retention rates had been as planned and remained very high.  However, the estimates of revenue from these customers had come in lower than planned as of December 31, 2013.  We have measured the fair value of the intangible asset, with lower revenue assumptions, and as of December 31, 2013 determined the fair value to be $182,000, resulting in a non-cash impairment charge of $239,000.  We engaged an outside firm that specializes in valuation work to perform the valuation assessment.

Income Tax Benefit (Expense)

There was no income tax expense for 2013, compared to $396,000 of income tax expense for 2012.  The effective tax rate was 0% in 2013 and 4.3% in 2012.  We have deferred tax assets and liabilities attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  We have determined, at both December 31, 2013 and 2012, that it is not more likely than not that our deferred tax assets would be recoverable and, accordingly have set up a full valuation allowance for the deferred tax assets at December 31, 2013 and 2012.

Preferred Stock Dividends

The Company has three series of Convertible Preferred Stock which pay dividends at annual specified rates.  The three series are: 7% Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, which has a 7% dividend rate, and the Series D Convertible Preferred Stock, which has a 8% dividend rate.  See further discussion on the Convertible Preferred Stock in Note 11 to the Financial Statements. Dividends paid during 2013, which were paid in common stock, were valued at issuance as follows: to Series B, 71,050 shares valued at $56,840, to Series C, 437,500 shares valued at $350,000 and to Series D, 1,341,902 shares valued at $873,568.

Deemed Dividend on Preferred Stock

The deemed dividend on preferred stock is an amount calculated, at the time of issuance of the convertible preferred stock, by comparing the effective conversion price of the preferred stock to the market price of the Company stock.  The difference in these two amounts yields a deemed dividend on the Convertible Preferred Stock, a non-cash charge.  During 2013 the Company recorded a deemed dividend upon the issuance of Series D Preferred Convertible Stock during the first quarter in the amount of $509,000.  During 2012, the Company recorded deemed dividends upon the issuance of Series D Preferred Convertible Stock during the fourth quarter in the amount of $1,160,000.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with the U.S. generally accepted accounting principles (“GAAP”). The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amount of assets, liabilities, revenues, and expenses and related disclosures of contingent assets and liabilities. We evaluate our estimates, including those related to bad debts, intangible assets and contingencies on an ongoing basis. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in our consolidated financial statements appearing at the end of the Annual Report on Form 10-K, we believe that the following critical accounting policies involve the more significant judgments and estimates used in the preparation of our consolidated financial statements and are the most critical to aid you in fully understanding and evaluating our reported financial results.

Revenue Recognition

We follow the guidance of the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104 for revenue recognition.  In general, we record revenue when persuasive evidence of any agreement exists, services have been rendered, and collectability is reasonably assured, therefore, revenue is recognized when we invoice customers for completed services at contracted rates and terms.  Therefore, revenue recognition may differ from the timing of cash receipts.

Goodwill and Intangible Assets

Our intangible assets include goodwill, trademarks, non-compete agreements, patents and purchased customer relationships, all of which are accounted for based on Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 350 Intangibles-Goodwill and Other. As described below, goodwill and intangible assets that have indefinite useful lives are not amortized but are tested at least annually for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with limited useful lives are amortized using the straight-line method over their estimated period of benefit, ranging from two to eight years.  Goodwill is tested for impairment by comparing the carrying value to the estimated fair value, in accordance with GAAP.

Impairment Testing

Our goodwill impairment testing is calculated at the reporting or segment unit level. Our annual impairment test has two steps. The first identifies potential impairments by comparing the fair value of the reporting or segment unit with its carrying value.  If the fair value exceeds the carrying amount, goodwill is not impaired and the second step is not necessary. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied fair value of goodwill is less than the carrying amount, a write-down is recorded.

The impairment test for the other intangible assets is performed by comparing the carrying amount of the intangible assets to the sum of the undiscounted expected future cash flows. In accordance with GAAP, which relates to impairment of long-lived assets other than goodwill, impairment exists if the sum of the future undiscounted cash flows is less than the carrying amount of the intangible asset or to its related group of assets.

We predominately use discounted cash flow models derived from internal budgets in assessing fair values for our impairment testing.  Factors that could change the result of our impairment test include, but are not limited to, different assumptions used to forecast future net sales, expenses, capital expenditures, and working capital requirements used in our cash flow models. In addition, selection of a risk-adjusted discount rate on the estimated undiscounted cash flows is susceptible to future changes in market conditions, and when unfavorable, can adversely affect our original estimates of fair values. In the event that our management determines that the value of intangible assets have become impaired using this approach, we will record an accounting charge for the amount of the impairment.  We have engaged an independent valuation expert to assist us in performing the valuation and analysis of fair values of goodwill and intangibles.

Derivative Warrant Liability

The Company evaluates warrants issued in connection with debt and preferred stock issuances to determine if those contracts or any potential embedded components of those contracts qualify as derivatives to be separately accounted for.  This accounting treatment requires that the carrying amount of any embedded derivatives be marked-to-market at each balance sheet date and carried at fair value.  In the event that the fair value is recorded as a liability, the change in the fair value during the period is recorded in the

Statement of Operations as either income or expense. Upon conversion or exercise, the derivative liability is marked to fair value at the conversion date and then the related fair value is reclassified to equity.  The fair value at each balance sheet date and the change in value for each class of warrant derivative is disclosed in detail in Note 11 to the Financial Statements.

Share-Based Compensation

We account for stock-based compensation based on ASC Topic 718 – Stock Compensation which requires expensing of stock options and other share-based payments (ie, stock warrant issuances) based on the fair value of each stock option/warrant awarded. The fair value of each stock option/warrant is estimated on the date of grant using the Black-Scholes valuation model. This model requires management to estimate the expected volatility, expected dividends, and expected term as inputs to the valuation model.

Fair Value of Financial Assets and Liabilities – Derivative Instruments

We measure the fair value of financial assets and liabilities in accordance with GAAP, which defines fair value, establishes a framework for measuring fair value, and requires certain disclosures about fair value measurements.

GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. GAAP describes three levels of inputs that may be used to measure fair value:

Level 1 – quoted prices in active markets for identical assets or liabilities.

Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable.

Level 3 – inputs that are unobservable (for example the probability of a capital raise in a “binomial” methodology for valuation of a derivative liability directly related to the issuance of common stock warrants).

We do not use derivative financial instruments to hedge exposures to cash-flow, market or foreign-currency risks. However, we have entered into certain financial instruments and contracts, such as debt financing arrangements, the issuance of preferred stock with detachable common stock warrants features that are either i) not afforded equity classification, ii) embody risks not clearly and closely related to host contracts, or iii) may be net-cash settled by the counterparty. These instruments are required to be carried as derivative liabilities, at fair value.

Our only derivative instruments are detachable (or “free-standing”) common stock purchase warrants issued in conjunction with debt or preferred stock. We estimate fair values of these derivatives (and related embedded beneficial conversion features) utilizing Level 2 inputs for all classes of warrants issued, other than one class, Series C Preferred Stock. Other than the Series C Preferred Stock warrants, we use the Black-Scholes option valuation technique as it embodies all of the requisite assumptions (including trading volatility, remaining term to maturity, market price, strike price, and risk free rates) necessary to fair value these instruments, for they do not contain material “down round protection” (otherwise referred to as “anti-dilution” and “full ratchet” provisions). For the warrants directly related to the Series C Preferred Stock, the warrant contracts contain “Down Round Protections” and the “Black-Scholes” option valuation technique does not, in its valuation calculation, give effect for the additional value inherently attributable to the warrant having the “Down Round Protection” mechanisms in its contractual arrangement.

However, additional valuation models and techniques have been developed and are widely accepted that take into account the additional value inherent in “Down Round Protection.” These techniques include “Modified Binomial”, “Monte Carlo Simulation” and the “Lattice Model.” The “core” assumptions and inputs to the “Binomial” model are the same as for “Black-Scholes”, such as trading volatility, remaining term to maturity, market price, strike price, and risk free rates; all Level 2 inputs.  Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable. However, a key input to a “Binomial” model (in our case, the “Monte Carlo Simulation”, for which we engage an independent valuation firm to perform) is the probability of a future capital raise.  By definition, this input assumption does not meet the requirements for Level 1 or Level 2 outlined above; therefore, the entire fair value calculation is deemed to be Level 3 under accounting requirements due to this single Level 3 assumption. This input to the Monte Carlo Simulation model, was developed with significant input from management based on its knowledge of the business, current financial position and the strategic business plan with its best efforts.

As discussed above, financial liabilities are considered Level 3 when their fair values are determined using pricing models or similar techniques and at least one significant model assumption or input is unobservable.  For the Company, the only Level 3 financial liability is the derivative liability related to the common stock purchase warrants directly related to the Series C Preferred Stock for the warrant contract includes “Down Round Protection” and they were valued using the “Monte Carlo Simulation” technique.

Income Taxes

The Company accounts for income taxes under FASB ASC Topic 740 Income Taxes.  Under FASB ASC Topic 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The Company regularly assesses the likelihood that its deferred tax assets will be realized from recoverable income taxes or recovered from future taxable income.  To the extent that the Company believes any amounts are not more likely than not to be realized through the reversal of the deferred tax liabilities and future income, the Company records a valuation allowance to reduce its deferred tax assets.  In the event the Company determines that all or part of the net deferred tax assets are not realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made. Similarly, if the Company subsequently realizes deferred tax assets that were previously determined to be unrealizable, the respective valuation allowance would be reversed, resulting in an adjustment to earnings in the period such determination is made.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606).  This guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  This guidance is effective for annual reporting periods beginning after December 15, 2016 and early adoption is not permitted.  The Company has not yet determined the effect, if any, that the adoption of this standard will have on the Company’s financial position or results of operations.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Going Concern (“ASU 2014-15”). ASU 2014-15 provides GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. The standard will be effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. Upon adoption the Company will use the guidance in ASU 2014-15 to assess going concern.

Since January 1, 2013, there have been several new accounting pronouncements and updates to the Accounting Standards Codification.  Each of these updates has been reviewed by Management who does not believe their adoption has had or will have a material impact on the Company’s financial position or operating results.

Executive Compensation Agreements

We have executive compensation agreements with 2 original executives. We own two separate life insurance policies (Flexible Premium Multifunded Life), each with a face amount of $3,000,000. We pay all scheduled monthly premiums and retain all interests in each policy. If an insured employee were to die, we would pay the employee’s designated beneficiary an annual survivor’s benefit of $300,000 per year for 10 consecutive years after the employee’s death.

Employee Benefit Plan

We have a 401(k) plan that covers substantially all employees. Plan participants can make voluntary contributions of up to 15% of compensation, subject to certain limitations, and we match a portion of employee contributions. Total contributions to the plan for the years ended December 31, 2014 and 2013 were approximately $51,292 and $62,007 respectively, not including forfeitures that are applied to the contributions by the Company.

Financial Condition and Liquidity

As of December 31, 2014, we had cash and cash equivalents of $765,000, compared to $7,004,000 at December 31, 2013, a decrease of $6,239,000.  The decrease is primarily attributable to the net use of cash in operations for the year ended December 31, 2014 of $5,534,000 and reduction of the outstanding balance on the line of credit in the amount of $2,721,000, which were offset by the proceeds of $1,800,000 from the issuance of the 10% convertible notes.  The Company decided not to renew the line of credit when it came due in July 2014 and paid off the outstanding balance on July 3, 2014.  After financings in the first quarter of 2015 (see below), our cash position has increased and outstanding cash and cash equivalents at March 16, 2015 was approximately $6.2 million.

Overall, our revenues were down during 2014, compared to revenues for the same period a year ago, by $6,224,000, or 23.5%.  The primary cause of this reduction in our revenues was a significant reduction in activity experienced in our Energy Services segment, and a reduction in revenues of our Business Advisory Solutions group also contributed to a decrease in overall revenues. We have evaluated all of our lines of business both from a historical performance perspective as well as looking at opportunities for future growth.  As a result of this evaluation we have launched the repositioning of the Company and adjustment of the Company’s strategy.  The repositioning effort included a change of the business to focus on cyber security and regulatory risk mitigation, renaming the Company “root9B Technologies, Inc.”, and de-emphasizing the Energy Solutions segment by adjusting its focus to operate in support of the Cyber Solutions and Business Advisory Solutions segments.  In addition, our SG&A expenses have substantially increased although our revenues have been declining, as we invest in infrastructure and support for future growth.

The consequence of the downturn in our revenues and increase in our expenses is significant liquidity pressures.

The goal of the Company from a liquidity perspective is to use operating cash flows to fund day to day operations.  In both 2014 and 2013, we have not met this goal as cash flow from operations has been a net use of $5.5 million and $3.2 million, respectively.  The Company is taking steps to try to improve its liquidity going forward by executing on its repositioning and strategy adjustment, focusing on the areas of the business with the most opportunity for revenue growth and continuing to manage costs. In addition, the Company expects the acquisition of IPSA International will enhance operations, of which there can be no assurance.  Additionally, we continue to explore various financing alternatives to provide additional liquidity.  In February and March of 2015, we closed on $7,400,000 and $4,000,000, respectively, of additional financing, which proceeds were partially used for the acquisition of IPSA International and will also provide relief for near term liquidity pressures.  We will need significant additional financing to carry out our repositioning plan and assure future operations and there can be no assurance that we will be able to obtain the same, or if obtained, on terms favorable to the Company.

Working capital was $(1,607,000) and $4,177,000, at December 31, 2014 and 2013, respectively, a decrease of $5,784,000.  The decrease results primarily from the decrease in cash from operations of $5,534,000.  The recent closing of additional financing in the amount of $11,400,000 has provided additional liquidity and improved our working capital position from that at December 31, 2014.

 Non-current liabilities at December 31, 2014 are $10,740,000, and primarily consist of a derivative liability related to the current valuation of outstanding common stock purchase warrants, of $10,651,000, which is a non-cash liability. Stockholders’ Equity (Deficit) was $(5,548,000) at December 31, 2014, compared to a balance at December 31, 2013 of $16,922,000 (representing 68.9% of total assets).

Line of Credit

The Company closed on an asset based revolving line of credit on July 5, 2013 with a financial institution, increasing the borrowing base to 80% of eligible receivables or $3,000,000. In accordance with this facility, the Company was required to maintain a compensating balance of $3 million on account at this financial institution.  However, the loan terms included a release provision on the compensating balance, reducing it as the Company met net operating income thresholds set forth in the loan agreement. As the line of credit required a compensating balance for the full amount of the line, effectively providing the Company with no additional liquidity, the Company decided not to renew the facility when it came due in July 2014 and paid off the outstanding balance on July 3, 2014.

Cash Flows from Operating Activities

During the year ended December 31, 2014, net cash used in operating activities was $5,534,000 as compared to net cash used in operating activities of $3,160,000 during the year ended December 31, 2013, an increase of $2,374,000.  The net cash used during 2014 was computed based on: i) the net loss of $24,437,000, ii) decreased by the non-cash charges for derivative expense, stock option expense and impairment of goodwill and intangible assets of $10,345,000, $795,000, and $6,793,000, respectively, iii) the increase in accounts payable and accrued expenses of $402,000, iv) the increase in accounts receivable of $290,000 and v) the increase in billings in excess of costs and estimated earnings of $435,000.

Cash Flows from Investing Activities

Cash used in investing activities during the 2014 was $244,000 from net purchases of property and equipment.  During 2014, the Company acquired 3 cyber security software products in exchange for the issuance of 900,000 stock options.  The stock options vest immediately and were valued at approximately $217,000.  The acquisition of the software was a non-cash transaction and addition to Property and Equipment on the Consolidated Balance Sheet as of December 31, 2014.

Cash Flows from Financing Activities

Cash used from financing activities of $461,000 for 2014 was due to the net payments made to reduce the balance outstanding on the line of credit of $2,721,000 offset by proceeds from the exercise of warrants of $462,000 and proceeds of $1,800,000 from the issuance of 10% convertible notes.

The following table represents the Company’s most liquid assets:

	2014	2013
Cash and cash equivalents	$765,099	$7,003,773
Marketable securities	38,863	36,510
Investment in cost method investee	100,000	100,000
	$903,872	$7,140,283

We are actively exploring additional sources of financing as we expect we will need to raise additional funds in order to fund operations.  Without substantial additional financing, the Company will not be able to continue operating in the manner that is presently in place, and would have to reduce operations and/or restructure selling, general and administrative expenses.  A financing for approximately $11,400,000 of net proceeds has been completed subsequent to December 31, 2014 and those proceeds were partially used to fund the acquisition of IPSA International, Inc. as well as to relieve short term liquidity pressures.

Financing transactions may include the issuance of equity or debt securities, and obtaining credit facilities, or other financing mechanisms.  The trading price of our common stock, or if the Company continues to incur losses could make it more difficult to obtain financing through the issuance of equity or debt securities.  If we issue additional equity or debt securities, stockholders will likely experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock.

Outlook

In the latter half of 2014, the Company launched and announced the repositioning of the Company’s business and adjustment to its strategy to focus on cybersecurity and regulatory risk mitigation.  Effort on the strategic and structural changes to the Company continue.  In support of this strategy, in February 2015, the Company acquired IPSA International and expanded capabilities related to regulatory risk mitigation as discussed previously in “Other Developments”. This strategic change in focus is driven by several factors: 1) our expertise, capabilities and proprietary solutions in the cyber security sector, 2) the growing opportunity related to cyber security, regulation and risk as indicated above, and 3) our overall ineffectiveness related to our targeted energy solutions.  We believe the demand for cyber security expertise and solutions will grow substantially and that this will continue to cause change related to solutions and regulation.  Root9b, our cyber security segment is differentiated in four ways.  First, we have attracted many of the country’s most highly recognized subject matter experts, most of whom have served within the National Security Agency.  Second, root9B has proprietary hardware and software designed to combat the new methodologies being utilized by state-sponsored and sophisticated individual hackers.  Third, root9B utilizes an advanced integrated strategy known as active adversarial pursuit that employs HUNT capabilities, in which cyber threats are identified before or during an attack rather than discovering the attack after it has taken place.  We believe this approach represents a game changer in cyber defense.  During 2015 we are building an Adversarial Pursuit Operations Center to expand our ability to deliver these services as well as continuing to develop our proprietary products.  Fourth, root9B is known for its training curriculum and capabilities regarding cyber security.  The ongoing trend regarding cyber security is also moving into the regulatory/compliance arena beyond what it has traditionally been.  We see these trends being a good fit for our business model although we cannot assure that we can fully take advantage of the same.

Contractual Obligations

As of December 31, 2014, our contractual obligations consisted of the following lease and other contractual obligations:

2015	$758,579
2016	$598,314
2017	$555,867
2018	$247,169
2019	$188,275

The leases cover office premises and leased vehicles.  Of these leases, a total of $9,701 is allocated for vehicle leases and $2,292,711 is for office premises. Non-cancellable contracts with talent acquisition search engines account for $56,110 of the obligations.  The above schedule of contractual obligations does not include dividends on preferred stock as they have not been declared and, further, at the Company’s option may be paid in shares of the Company’s common stock.  We have several employment agreements in place with key management which are in the normal course and have not been included in the above table.

Off-Balance-Sheet Arrangements

The 7% Series B Convertible Preferred Stock accrues 7 percent per annum dividends. Dividends are payable annually in arrears.  At December 31, 2014, $56,372 of dividends has accrued on these shares, respectively.  However, they are unrecorded on the Company’s books until declared. On January 16, 2015, we declared dividends on our Convertible Series B Preferred Stock and we paid the dividends in shares of our common stock.  On January 16, 2015, we issued 36,369 shares of our common stock to the 7% Series B Convertible Preferred Stockholders.

The 7% Series C Convertible Preferred Stock accrues 7 percent per annum dividends. Dividends are payable annually in arrears. At December 31, 2014, $350,000 of dividends has accrued on these shares. However, they are unrecorded on our books until declared. On January 16, 2015, we declared dividends on our 7% Series C Convertible Preferred Stock and we paid the dividends in shares of our common stock.  On January 16, 2015, we issued 225,807 shares of our common stock to the 7% Series C Convertible Preferred Stockholders.

As of December 31, 2014, and during the prior year then ended, there were no transactions, agreements or other contractual arrangements to which an unconsolidated entity was a party under which we (1) had any direct or contingent obligation under a guarantee contract, derivative instrument, or variable interest in the unconsolidated entity, or (2) had a retained or contingent interest in assets transferred to the unconsolidated entity.

BUSINESS

OVERVIEW

We are a provider of cybersecurity, regulatory risk mitigation, and energy & controls solutions.  We help clients in diverse industries to provide full scale cyber operations and solutions, mitigate risk, comply with complex regulations, improve performance and productivity, and leverage and integrate technology.  We work with our customers to assess, design, and provide customized solutions and advisory services that are tailored to address each client’s particular requirements and needs. Our clients range in size from Fortune 100 companies to mid-sized and owner-managed businesses across a broad range of industries including local, state, and federal agencies.

We (sometimes referred to as the “Company”) were incorporated on January 5, 2000 as Continuum Group C Inc. under the laws of the State of Nevada, and did not conduct business as such.  On November 5, 2004, we consummated a share exchange agreement dated as of October 12, 2004, among us, Premier Alliance Group, Inc., a North Carolina corporation (‘‘North Carolina Premier’’), and the shareholders of North Carolina Premier. As a result, North Carolina Premier merged into us and our name was changed to Premier Alliance Group, Inc. North Carolina Premier had commenced operations in 1995 and was founded by a group of experienced consultants that specialized in technology and financial services.  In November 2004, and as a result of the merger of North Carolina Premier into the Company, it became part of a publicly traded company.  In 2011, we re-domiciled under the laws of the state of Delaware. We have grown significantly both organically and through strategic acquisitions of complementary businesses.  Significant acquisitions we have completed include Greenhouse Holdings, Inc. (“GHH”) in March 2012, Ecological, LLC in December 2012, root9B, LLC in November 2013 and IPSA International, Inc. in February 2015.

In September 2014, the Company announced a shift in strategy to accelerate the differentiated capabilities of its wholly-owned cybersecurity subsidiary root9B, and to focus primarily on cybersecurity and regulatory risk mitigation.  In connection with this strategic shift, the Company changed its name and OTCQB ticker symbol as part of a rebranding effort, to root9B Technologies, Inc. and RTNB.

Our team is made up of individuals that have deep experience and training as cyber security experts, analysts, technology and engineer specialists, business and project consultants.  We have hired our experienced professionals from a wide variety of organizations and key industries, which include financial services, utilities, life science, technology, government and healthcare.

OUR SERVICES

We are a provider of cyber security, regulatory risk mitigation, and energy solutions.  Our services and solutions target mitigating risk, assisting with compliance, and maximizing profits by addressing these core areas for businesses, primarily cyber security, regulatory compliance, risk mitigation and energy management related initiatives.

During 2014 we provided our services through three operating segments: Cyber Solutions, Business Advisory Solutions and Energy Solutions.  For the year ended December 31, 2014, 20% of our revenue was generated from Cyber Solutions, 64% from Business Advisory Solutions and 16% from Energy Solutions.

For further financial information on our segment results, see “Part II—Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 19 “Segment Information” under “Part II—Item 8. Financial Statements and Supplementary Data.”

Cyber Solutions

We are a provider of cyber security and advanced technology training capabilities, operational support and consulting services.  From our offices in Colorado Springs, Colorado, Honolulu, Hawaii, New York, NY, and San Antonio, Texas, we provide services to the US Government and commercial organizations in the United States and overseas.  Our services range from cyber operations assessments, analysis and testing, to cyber training, forensics, exploitation, and strategic defense planning. Our cybersecurity personnel are recognized providers of cyber services across the defense, civil, intelligence and commercial communities.  Our capabilities include but are not limited to:

• Vulnerability Assessment & Penetration Testing	• Network Defense Operations
• Computer Forensics	• Malware Analysis & Reverse Engineering
• Forensic Data Analysis	• Mobile Forensics
• Tool Development	• Mobile Cyber Protection
• SCADA Security Operations	• Wireless Technology Support
• Compliance Testing	• Data Breach Prevention & Remediation
• Cyber Policy Assessment & Design	• Curriculum Development

Business Advisory Solutions

     Our Business Advisory Solutions team focuses on delivering solutions in both regulatory compliance and risk mitigation.  The group works to assist our customers with compliance by applying our expertise in various regulations and deploying processes and automation.  Similarly, we have deep expertise in risk assessment and work with our customers to develop solutions and structures to evaluate and mitigate risk.  A typical customer is an organization that has complex business processes, large amounts of data to manage, and faces change driven by regulatory or market environments, or strategic, growth and profitability initiatives.  Key areas of focus continue to be large, mandated regulatory efforts including complying with the Sarbanes-Oxley Act of 2002 (SOX), BASEL ACCORDS (for financial institutions), the Dodd-Frank Wall Street Reform and Consumer Protection Act and cybersecurity initiatives, where the team partners with the Cyber Solutions group.

Energy Solutions

The Energy Solutions group works with our customers to assess, design and install processes and automation to address energy regulation, strategy, cost, and usage initiatives.    Examples of solutions and areas of expertise include automated control systems and energy management systems. These systems apply technology to respond to events, scenarios or data patterns automatically adjusting for more efficient processes.    Our customers include companies in the commercial sector, not for profit entities and local municipalities.

OUR ACQUISITION STRATEGY

We are focused on balanced growth with a priority on driving growth in revenue and profitability in our existing businesses along with the acquisition of complementary businesses.  In 2013, we made the acquisition of root9B, LLC which expanded our scope of solutions offerings into the cybersecurity business.  We viewed this acquisition as a way to strategically broaden our business capability while also being complementary to our existing businesses, which set up an opportunity for cross-selling and providing our customers key solutions.  In February 2015, we acquired IPSA International which is discussed further below.  In 2014, we operated three business segments, 1) Cyber Security Solutions 2) Business Advisory Solutions and 3) Energy Solutions.  After our acquisitions of root9B and IPSA, we believe we are positioned in the highest areas of concern and activity for our target customers and will allow for future growth.  These segments and our solutions are complementary and give us the opportunity to cross sell across the business lines and provide our customers with core solutions and greater value.  We will continue to assess complementary acquisition opportunities.

On February 6, 2015, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with IPSA International, Inc. (“IPSA”). On February 9, 2015, the Company and IPSA consummated and closed the Merger.  Pursuant to the terms of the Merger Agreement, upon the closing of the Merger, the Corporation issued ten million shares of the Corporation’s common stock to the stockholders of IPSA (the “Stock Consideration”), as well as paid $2,500,000 to such stockholders. Twenty five percent of the Stock Consideration (the “Indemnity Shares”) are subject to a pledge agreement executed by and between the Company and the stockholders of IPSA, whereby such Indemnity Shares shall secure the obligations of IPSA to indemnify the Company pursuant to the terms of the Merger Agreement.  In conjunction with the closing of the Merger, the Corporation entered into a registration rights agreement with the stockholders of IPSA whereby the Corporation agreed to provide piggyback registration rights to the holders of the Stock Consideration.  The Company entered into an employment agreement with Dan Wachtler, the CEO of IPSA.

IPSA specializes in Anti-Money Laundering (AML) operational, investigative and remedial services, AML risk advisory and consulting services, conducting high-end investigations with expertise in services ranging from complex financial crime and intellectual property issues to conducting anti-bribery investigations or due diligence on a potential partner or customer.   Additionally IPSA provides investigative services related to passport issuances by foreign countries.  IPSA has offices in the U.S., Canada, U.K., U.A.E. and Hong Kong, vetted resources in over 75 countries worldwide and a talent base that is focused on assisting clients in making better-informed decisions to protect their investments and assets.

FINANCINGS

The Company has recently closed on three financing transactions as follows:

1)
On February 9, 2015, the Company entered into a securities purchase agreement with an accredited investor, an investment advisory client of Wellington Management Company LLP, pursuant to which the Company issued 5,586,450 shares of common stock at a purchase price of $1.10 per share. In addition, the Company issued warrants to purchase up to 5,135,018 shares of the Company’s common stock in the aggregate, at an exercise price of $0.80 per share (the “Warrants”). The Warrants have a term of three years and may be exercised at any time from or after the date of issuance, may be exercised on a cashless basis and contain customary, structural anti-dilution protection (i.e., stock splits, dividends, etc).  Upon closing of this equity financing, the Company received proceeds of $6,145,095.

2)
On February 17, 2015, the Company entered into a securities purchase agreement with the same accredited investor, pursuant to which the Company issued 1,162,321 shares of common stock at a purchase price of $1.10 per share. In addition, the Company issued warrants to purchase up to 1,068,390 shares of the Corporation’s common stock in the aggregate, at an exercise price of $0.80 per share (the “Warrants”). The Warrants have a term of three years and may be exercised at any time from or after the date of issuance, may be exercised on a cashless basis and contain customary, structural anti-dilution protection (i.e., stock splits, dividends, etc).  Upon closing of this equity financing, the Company received proceeds of $1,278,553.

3)
On March 12, 2015, the Company entered into securities purchase agreements with a group of accredited investors, pursuant to which the Company issued 3,686,818 shares of common stock at a purchase price of $1.10 per share. In addition, the Company issued warrants to purchase up to 1,843,413 shares of the Corporation’s common stock in the aggregate, at an exercise price of $1.50 per share (the “Warrants”). The Warrants have a term of three years and may be exercised at any time from or after the date of issuance and contain customary, structural anti-dilution protection (i.e., stock splits, dividends, etc).  Upon closing of this equity financing, the Company received proceeds of $4,055,498.

The Company incurred fees of $184,697 in connection with these three financing transactions and this amount is not reflected in the proceeds above.

OUR STRATEGY

Our business focus is to work with the top levels of corporations to address major initiatives that fall under governance, risk and compliance (GRC) areas.  Within GRC, the key emphasis today is around risk related to cybersecurity.  With our cyber group, root9B, we take a new approach to combatting cyber activity, using a full solution encompassing active adversarial pursuit (HUNT), cybersecurity and intelligence training, operational support, and associated technology and tools.  In 2015, we are building a HUNT operations center where we will be able to conduct and provide remote HUNT services to our customers, which we believe, offers a competitive advantage.  We believe a full spectrum solution is needed to mitigate risk associated with cyber threats.  Our Business Advisory capabilities focus on aspects related to the ongoing emerging regulatory environment that corporations must address (AML, SOX, FCP, etc). We utilize talent with specific expertise that allow us to effectively assist corporations to assess compliance, design programs, remediate problems, and provide ongoing operational support.

Our customers include Fortune 500 companies (including Cisco, Southern California Edison, Duke Power, Bank of America, and PNC Bank). With the acquisition of root9B, we are also providing services to the mid-market arena and governmental entities.  The acquisition of IPSA has added a number of large financial institutions to our customer base.

OUR COMPETITION

The market for professional services and solutions is highly competitive. It is also highly fragmented, with many providers and no single competitor maintaining clear market leadership. Our competition varies by segment, type of service provided, and the customer to whom services are provided.  Our competitors in cyber security include Fireeye, IBM, and Symantec; and in the risk regulatory arena include Deloitte, Price Waterhouse Coopers, and Accenture.  Many of our competitors are larger and better financed than we are and have substantial marketplace reputations.

CONTRACTS

When servicing customers, we typically sign master contracts for a one to three year period. The contracts typically set rules of engagement and can include pricing guidelines. The contracts manage the relationship and are not indicators of guaranteed work. Individual contracts, Purchase Orders, or Statements of Work, are put in place (under the master agreement) for each engineer, consultant or team assigned to the client site and cover logistics of length of contract, billing information and deliverables for the particular assignment. In most cases, contracts can be terminated by either party by providing ten to thirty days’ advance notice.

To date, we have received a significant portion of revenues from large sales to a small number of customers. During 2014 and 2013, our five largest customers, together comprised approximately 34% and 47% of our total revenues, respectively. Our operating results may be harmed if we are not able to complete one or more substantial sales to any large customers or are unable to collect accounts receivable from any of the large customers in any future period.

EMPLOYEES

As of March 15, 2015, we employed a total of 215 persons on a full time basis.  We believe our employee relations are good.

PROPERTY

We lease commercial office space for all of our offices. Our headquarters are in New York, NY and our operations office is located in Charlotte, North Carolina. Currently we lease approximately 41,500 square feet of space at all of our 16 locations, under leases that will expire between August 2015 and May 2020.

 Most of these facilities serve as sales and support offices or training facilities and vary in size, depending on the number of people employed at that office. The lease terms vary from periods of less than a year to five years and generally have flexible renewal options. We believe that our existing facilities are adequate to meet our current needs.

LEGAL PROCEEDINGS

As discussed on page 17 of this Registration Statement, the Company has acted as a co-indemnitor in support of surety bonds issued by Platte River Insurance on behalf of Prime Solutions, Inc. with respect to a solar project located in Worcester, Massachusetts. On April 10, 2015, the Company became aware of a lawsuit commenced by Platte River Insurance Company naming Prime Solutions, Inc., William May, Deana May and the Company as defendants. Platte River Insurance Company instituted an action on April 8, 2015 in the United States District Court for the District of Massachusetts. As of the date hereof, the Company has not been served with a summons and complaint relating to this action.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

NONE.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of each of our directors and executive officers.

Name	Age	Position	Director Since
Joseph Grano, Jr	67	Chairman, Chief Executive Officer, Director	2012
Ken Smith	53	Chief Financial Officer
Brian King	62	Chief Operating Officer
Mark Elliott	54	Chief Administrative Officer
Graeme Booth	61	President IPSA subsidiary
Daniel Wachtler	44	CEO IPSA subsidiary, Director	2015
Eric Hipkins.	47	CEO, root9B subsidiary
Isaac Blech	65	Director	2011
Kevin Carnahan	57	Director	2011
John Catsimatidis	66	Director	2012
Wesley Clark	71	Director	2012
Patrick M. Kolenik	63	Director	2011
Gregory C. Morris	54	Director	2008
Harvey Pitt	70	Director	2012
Anthony Sartor	72	Director	2014
Seymour Siegel	72	Director	2012
Cary W. Sucoff	63	Director	2011

Stated below is the principal occupation of each executive officer and director and the occupational history of each such person for at least the past five years.

Joseph J. Grano, Jr., Chairman and Chief Executive Officer.  Mr. Grano is the CEO of the Company and a director and Chairman of the Board of Directors of the Company.  Mr Grano was appointed the Company’s CEO on May 20, 2014.  Mr. Grano has been Chairman and Chief Executive Officer of Centurion Holdings since 2004, and was previously the Chairman and Chief Executive Officer of UBS Financial Services (formerly UBS PaineWebber). Mr. Grano is a former Chairman of the NASD Board of Governors; member of the NASD’s Executive Committee; and was appointed in 2002 by President George W. Bush to serve as Chairman of the Homeland Security Advisory Council. He began his Wall Street career with Merrill Lynch after serving in Vietnam as a member of the U. S. Special Forces (Green Berets). Mr. Grano holds Honorary Doctor of Law degrees from Pepperdine University and Babson College as well as Honorary Doctor of Humane Letters degrees from Queens College, City University of New York, and Central Connecticut State University. In addition he holds an Honorary Doctor of Business Administration degree from the University of New Haven.  Mr. Grano is on the board of directors for Medgenics Inc where he is chair of the nominating and governance committee and a member of the compensation committee.

Ken Smith, Chief Financial Officer.  Mr. Smith has an extensive financial based background, serving as CFO for Family Dollar Stores from 2007 - 2012, a $9 billion dollar public company. During his 22 year career at the retailer, Mr Smith had a progression of responsibilities and roles that included: financial analyst, director of accounting, controller, VP of information technology, VP of internal audit, and VP of finance.  Mr. Smith started his career with Arthur Young & Co.  Mr. Smith is a CPA and received a Bachelor of Science degree from Wake Forest University.

Brian King – Chief Operating Officer. Mr. King has over thirty years of entrepreneurial and management experience in small and mid-cap public and private enterprises.  From 2009 through 2012 he served as Chief Executive Officer and member of the Board of Directors of Ecological an energy and sustainability service’s company.   Ecological was acquired by Premier Alliance in 2012.  From 2004 to 2007 he served as Chief Executive Officer of United Energy Corp, a public company listed on the NASDAQ, which develops and markets specialty chemicals.  From 1996 to 2003, he held key senior executive positions at Concord Camera Corp. in product development, manufacturing, marketing, investor relations, business development and corporate governance including Chief Operating Officer.   Mr. King has taught marketing, management and economic courses at Mercy College, Southern College, St. Francis College, Elizabeth Seton College and Westchester Community College.  Mr. King received a Bachelor of Science in Psychology from the University of Maryland and a Masters in Business Administration from Long Island University.

Mark S. Elliott, Chief Administrative Officer. Mr. Elliott has over 30 years of experience encompassing business, technology, finance, and strategy.  In that time, Mr. Elliott has worked with such Fortune 500 companies as J. C. Penney Company, Inc. and First Union National Bank, as well as for a number of consulting organizations.  Mr. Elliott moved into the consulting arena as a regional specialist and eventually moved into management as a technical director for Contract Data Services (acquired by Vanstar Corporation and subsequently acquired by Inacom Corporation). Thisposition, which he held for five years, involved all aspects of the business from staff management, business development and strategy, to managing the profitability of a region. In this capacity he was a partner responsible for developing the company into a top service provider throughout the Carolina’s servicing Fortune 500 companies such as First Union Corporation, Bank of America Corporation, MCI Communications, Royal and SunAlliance. Mr. Elliott was an original founder of Premier. He served as Chief Executive Officer of the Company until January 2014 and was responsible for corporate direction, M&A activity, and strategic planning and execution.  Mr. Elliott has had financial reporting and processing accountabilities within the Company for over ten years.  He is adept at analyzing and evaluating financial statements and understands internal controls over financial reporting and processing.

Graeme Booth – President IPSA subsidiary.  Mr. Booth has over thirty years of experience gained across a variety of industries including financial services, technology, manufacturing, and professional services. His experience is unique and includes partnerships within PwC, LLP and KPMG, LLP, regulatory and supervisory experience, as well as Chief Executive Officer experience in the technology sector. While in professional services, he held international, national, and service leadership positions and was responsible for client service and delivery on a number of key accounts in financial services and technology. In addition, his practice leadership responsibilities spanned practice management, human resource management, business planning, internal risk management, and delivery. At root9B, Mr. Booth is responsible for leading the development and implementation of the Company’s practice area capability and is charged with driving activities around branding and market positioning.

Dan Wachtler, CEO IPSA subsidiary, Director.  Mr. Wachtler the CEO of IPSA, a subsidiary of root9B Technologies.  He is a 20-year industry veteran that has served in both sales and operational management roles at IPSA and its former parent company. Mr. Wachtler was named President & CEO in April 2005 and subsequently led and facilitated two capital restructuring initiatives within IPSA, including the management buy-out in 2005. Mr. Wachtler’s vision transitioned IPSA from being an armed protection and investigations service provider to an international investigative and risk advisory firm. His strategic aptitude has also successfully led to IPSA’s global expansion, adding offices in London, Dubai and Hong Kong in recent years.  Mr. Wachtler serves on the board of the BritishAmeican Business organization.  Mr. Wachtler received a B.A. from the University of Arizona.

Eric Hipkins, CEO root9B subsidiary.  Mr. Hipkins has over 25 years of experience as an accomplished cyber and intelligence professional.  His experience includes numerous assignments across the Intelligence Community including senior positons within the National Security Agency, Special Programs and the Special Operations Community.  Mr. Hipkins is a global war on terrorism veteran as well as serving in numerous advanced roles within the Research & Engineering, Cryptology, Intelligence-Signals Analysis and Information Operations branches of the NSA.  He is recognized across the Forensic and Computer Network Operations community as a subject matter expert.  Mr. Hipkins has a Masters of Arts in Computer Resources Information Management in addition to many nationally recognized technology certifications.

Isaac Blech, Mr. Blech, Vice Chairman of the Company, has over the past three decades established some of the leading biotechnology companies in the world. These include Celgene Corporation, ICOS Corporation, Nova Pharmaceutical Corporation, Pathogenesis Corporation, and Genetics Systems Corporation.  Collectively, these companies have produced major advances in a broad array of diseases including the diagnosis and treatment of cancer, chlamydia, sexual dysfunction, cystic fibrosis, and AIDS.  Celgene Corporation is one of the world’s leading cancer and hematology companies and has a current value in excess of $95 billion.  ICOS Corporation discovered the drug Cialis, and was acquired by Eli Lilly and Company for over $2 billion. Nova Pharmaceutical Corporation developed a new treatment for brain cancer, and after merging with Scios Corporation, was purchased for $2 billion by Johnson and Johnson. Pathogeneses Corporation created TOBI for cystic fibrosis, the first inhaled antibiotic approved by the Food and Drug Administration, and was acquired by Chiron Corp for $660 million.  Genetics Systems Corporation developed the first inexpensive and accurate test to diagnosis chlamydia, allowing tens of thousands of babies to be born to women who otherwise would have become sterile from pelvic inflammatory disease.  Genetics Systems was acquired for approximately 3% of Bristol Myers’s stock. Mr. Blech is currently a major stockholder and board member of Cerecor, Inc., Edge Therapeutics and Centrexion Corporation, all private companies. Mr. Blech is on the board of directors for ContraFect Corporation, SpendSmart Networks, Medgenics Inc., RestorGenex Corporation and root9B Technologies, all public companies.  Mr. Blech serves as the chair of the nominating committee for root9B Technologies, ContraFect, and RestorGenex, is on the compensation committee for ContraFect, Medgenics, SpendSmart and RestorGenex, and is on the nominating committee for Medgenics, as well as a member of the audit committee for RestorGenex.

Kevin Carnahan, Mr. Carnahan, a director of the Company, is a past senior managing partner at Accenture LLP where he led the systems integration business up until 2009.  During his time at Accenture LLP, Mr. Carnahan also led Client Service Delivery and Quality for Financial Services, including Management Consulting, Technology (Systems Integration and IT Outsourcing) and BPO.  Prior to that, he led several financial services teams in Europe.  Mr. Carnahan serves on the Board of root9B Technologies and is on the compensation committee as well as serves as a director on three non-profit organizations.

John Catsimatidis, Mr. Catsimatidis, a director of the Company, has been the Chairman and CEO of the Red Apple Group since 1986 and United Refining Company since 1987. Mr. Catsimatidis started out from the ground floor in the supermarket business. Since acquiring the Gristedes supermarkets in 1986, he has built Red Apple Group into an organization with diversified business holdings including oil refining and distribution, corporate jet leasing, convenience stores, the Hellenic Times newspaper and various real estate holdings. Mr. Catsimatidis founded and co-chairs the Brooklyn Tech Endowment Foundation, oversees the John Catsimatidis Scholarship Fund of the New York University Stern School of Business and sits on the Board of Trustees of the New School’s Milano School for Management and Urban Policy and the Executive Committee of the Columbia University Medical Center Board of Visitors.  Mr. Catsimatidis has also served with several public companies in the past: as Chairman and CEO for United Refining Energy Corp, as a director for U.S. Corrugated, Inc and currently is on the Board of Directors and is a member of the nominating committee of root9B Technologies.

Wesley Clark, General Clark serves as Chairman and CEO of Wesley K. Clark & Associates, a strategic consulting firm; Co-Chairman of Growth Energy; senior fellow at UCLA's Burkle Center for International Relations; Advisor at the Blackstone Group; Trustee of International Crisis Group; Founding Chair of City Year Little Rock/North Little Rock; Chairman of Enverra Inc., a banking and strategic advisory firm. General Clark has authored four books and serves as a member of the Clinton Global Initiative's Energy & Climate Change Advisory Board, and Director of the Atlantic Council. Clark retired a four star general after 38 years in the United States Army. He graduated first in his class at West Point and completed degrees in Philosophy, Politics and Economics at Oxford University (B.A. and M.A.) as a Rhodes Scholar. While serving in Vietnam, he commanded an infantry company in combat, where he was severely wounded and evacuated home on a stretcher. He later commanded at the battalion, brigade and division level, and served in a number of significant staff positions, including service as the Director Strategic Plans and Policy (J-5). In his last assignment as Supreme Allied Commander Europe he led NATO forces to victory in Operation Allied Force, saving 1.5 million Albanians from ethnic cleansing.  His awards include the Presidential Medal of Freedom, Defense Distinguished Service Medal (five awards), Silver star, bronze star, purple heart, honorary knighthoods from the British and Dutch governments, and numerous other awards from other governments, including award of Commander of the Legion of Honor (France).   He currently serves on the boards of the following public companies and their respective committees: Amaya Gaming out of Canada AMG Advanced Metallurgical Group a Dutch based company (Selection Committee), Bankers Petroleum Ltd out of Canada (Compensation & Governance Committee), BNK Petroleum Inc. (Environmental Committee), Juhl Energy (Audit Committee), Petromanas Energy, Prysmian (Internal Control), Rentech, Inc, and root9B Technologies.

Patrick M. Kolenik, Mr. Kolenik, a director of the Company, has a forty year history working in positions involving all areas of securities trading and management with retail brokerage firms, equities and management of trading desk personnel and investment banking.  Mr. Kolenik is currently the President of Cyndel and Company, an advisory consulting company, and is a General Partner in Huntington Laurel Partners, a hedge fund, and over the past 5 years provides management consulting services independently.  Prior to this he held a variety of roles at Sherwood Securities where he progressed to Chairman and CEO.  Mr. Kolenik was also the President of WinCapital Corporation, a full service brokerage firm.  He has served as a board member for Sherwood Securities, Paradigm Medical, and WinCapital Corporation in the past and currently serves on the board for SpendSmart and root9B Technologies.  Mr. Kolenik is a member of the compensation committee for SpendSmart and root9B Technologies.

Gregory C. Morris, Mr. Morris, a director of the Company, has worked in positions involving finance, investments, benefits, risk management and human resources for more than 30 years. Since 2013 he has been the Vice President of Administration at Swisher Hygiene (a NASDAQ and Toronto Stock Exchange, company).  From 2011 to 2012 he was a Vice President of Sales Human Resources for Snyder’s-Lance, Inc. (a NASDAQ listed company with revenues over $1.7 billion). Prior to this he held the positions of Vice President-Human Resource Operations and Senior Director-Benefits and Risk Management for Lance, Inc for 15 years prior to a merger with Snyders.  At Lance, Mr. Morris has served as the Chairman of the Risk Management Committee, chaired the Business Continuity Plan Steering Committee, and was a member of the Corporate Mergers & Acquisitions team.   Prior to joining Lance, Greg held various positions with Belk Stores, Collins & Aikman and Laporte plc. Greg also serves as a board member for the Second Harvest Food Bank of Metrolina.  Mr. Morris currently serves on the audit committee for root9B Technologies as well as is the chair of the compensation committee.

Harvey Pitt, Mr. Pitt, a director of the Company, served as the 26th Chairman of the Securities and Exchange Commission (the “SEC”) from 2001 – 2003.  From 1975 – 1978 he was the SEC’s General Counsel.  For nearly a quarter of a century before rejoining the SEC, Mr. Pitt was in the private practice of law. Mr. Pitt received a J.D. degree from St. John’s University School of Law (1968), and his B.A. from the City University of New York (Brooklyn College) (1965). He was awarded an honorary doctorate in law by St. John’s University School of Law in June 2002.  Mr. Pitt served as an Adjunct Professor of Law at Georgetown University Law Center (1975-84), George Washington University Law School (1974-82) and the University of Pennsylvania School of Law (1983-84).  Mr. Pitt has been the CEO and Managing Director of Kalorama Partners since 2003. Mr. Pitt currently services on the audit committee for root9B Technologies and is a director for the Paulson International Hedge Funds serving on their audit committee.

Anthony Sartor, Dr. Sartor, a director of the Company, has since 2009 served as Chairman and CEO of Paulus, Sokolowski, and Sartor (PS&S), a consulting engineering firm based in New Jersey serving New York, New Jersey, Pennsylvania and Puerto Rico. Prior to PS&S, Dr. Sartor served as Senior VP of National Grid (formerly KeySpan) and from 2003 until 2009 was President of a subsidiary, National Grid Energy Services.   Dr. Sartor served as Commissioner over the Port Authority of New York and New Jersey from 1999 to 2014 where he served as Chairman of the WTC Site Redevelopment Committee and of the Committee for Capital Programs.  In addition to chairing these committees he also served on the Security, Governance and Ethics, and Labor committees.   Dr. Sartor also was appointed by the Governor of New Jersey as Commissioner, from 1992 – 1999, over the New Jersey Sports and Exposition Authority. Dr. Sartor has a Bachelor of Chemical Engineering from Manhattan College as well as a Masters in Engineering and a Doctorate in Philosophy, both from the University of Michigan.  Mr. Sartor also serves on the boards of John Cabot University – Rome and Turtle and Hughes, a privately owned company.

Seymour Siegel, Mr. Siegel, a director of the Company, is a Certified Public Accountant, currently inactive, and is a trusted advisor to management and boards. He was, until July 1, 2014, a principal emeritus at Rothstein Kass (now KPMG), an international firm of accountants and consultants. Mr. Siegel was a founder of Siegel Rich & Co., CPA’s, which eventually merged with what is now known as WeiserMazars LLP. He was a senior partner there until selling his interest and co-founding a business advisory firm which later became a part of Rothstein Kass. He received his Bachelor of Business Administration from the Baruch School of The City College of New York. He has been a director and officer of numerous business, philanthropic and civic organizations. As a professional director, he has served on the boards of about a dozen public companies over the last 25 years. He is currently a director and chairman of the audit committees of Air Industries Group, Inc. and root9B Technologies, Inc. He formerly held similar positions at Hauppauge Digital,Inc., Oak Hall Capital Fund, Prime Motor Inns Limited Partnership, Noise Cancellation Technologies,Inc., and  Emerging Vision, Inc., among others.

Cary W. Sucoff, Mr. Sucoff, a director of the Company, has over 30 years of securities industry experience encompassing supervisory, banking and sales responsibilities. Since January 2012 Mr. Sucoff has owned and operated Equity Source Partners, LLC an advisory and consulting firm. From February 2006 until December 2011, Mr. Sucoff owned and operated Equity Source Partners, LLC, a FINRA member firm which operated as a boutique investment bank. Mr. Sucoff currently serves on the following Boards of Directors: Contrafect Corp., SpendSmart Networks, Inc. and Root9B Technologies. In addition, Mr. Sucoff serves as a consultant to Multi Media Platforms, Inc. and RestorGenex Inc. Mr. Sucoff is the President of New England Law/Boston, has been a member of the Board of Trustees for over 25 years and is the current Chairman of the Endowment Committee. Mr. Sucoff received a B.A. from SUNY Binghamton (1974) and a J.D. from New England School of Law (1977) where he was the Managing Editor of the Law Review and graduated Magna Cum Laude. Mr. Sucoff has been a member of the Bar of the State of New York since 1978. Mr. Sucoff serves on the compensation committee for root9B Technologies, the audit and compensation committee for SpendSmart and the audit committee for Contrafect Corp.

There are no family relationships among members of our management or our Board of Directors.

Employment Agreements

The Company has entered into the following employment agreements with its executive officers:

On June 1, 2011, the Company entered into a three year employment agreement with Mark Elliott, past Chief Executive Officer and current Chief Administrative Officer, which was amended to extend the term through December 2015.  The employment agreement provide for a minimum $210,000 annual base salary unless adjusted by the Board.  Additional options and stock awards may be issued upon certain milestones and as determined by the Board of Directors.

On November 22 2013, the Company’s subsidiary, root9B, LLC, entered into a two year employment agreement with Eric Hipkins,. The employment agreement provide for a $200,000 annual base salary. Additional options and stock awards may be issued upon certain milestones and as determined by the Board of Directors.

On January 1, 2014 the Company entered into a one year employment agreement with Ken Smith, our Chief Financial Officer. The employment agreement provide for a $180,000 annual base salary. Mr. Smith also received an option to purchase an aggregate of 350,000 shares of common stock which will vest over a four year period.

On January 20, 2014, the Company entered into a one year employment agreement with Kent Anson, our then Chief Executive Officer. The employment agreement provided for a $275,000 annual base salary. Mr. Anson received a $100,000 signing bonus and was eligible for a minimum guaranteed bonus of $100,000 payable at the end of 2014.  Mr. Anson also received an option to purchase an aggregate of 800,000 shares of common stock which will vest over a three year period.   Additional options and stock awards may be issued upon certain milestones and as determined by the Board of Directors. On May 20, 2014, Mr. Anson resigned from his position as Chief Executive Officer and director of the Company and ended  employment with the Company in October 2014.

On May 20, 2014, the Company entered into an employment agreement with Joseph J. Grano, Jr., our Chief Executive Officer, which provides for a term of three years. Pursuant to the Grano employment agreement, the Company has agreed to pay Mr. Grano a base salary of $500,000 annually. Mr. Grano shall also be eligible for a minimum guaranteed annual bonus of $500,000 and was issued an option to purchase an aggregate of 2,000,000 shares of the Company’s Common Stock, which will vest one third immediately, one-third after one year and one-third after two years.

On February 9, 2015, the Company’s subsidiary, IPSA International Services Inc, entered into an employment agreement with Dan Wachtler for a term of three years. The employment agreement provides for a base salary of $450,000 annually. Mr. Wachtler shall also be eligible for annual bonus up to 67% his base salary and grants of equity as determined by the Board of Directors at their discretion.

The above summary of the employment agreements is qualified in its entirety by reference to the agreements which are filed as exhibits to our reports as described in Item 16 below.

Audit Committee

The primary functions of the audit committee are to represent and assist the board of directors with the oversight of:

•	the integrity of the Company’s consolidated financial statements and internal controls;

•	the combined Company’s compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of the audit function by the independent auditor.

The audit committee has ultimate authority to select, evaluate and, where appropriate, replace the independent auditor, approve all audit engagement fees and terms, and engage outside advisors, including its own counsel, as it deems necessary to carry out its duties. The audit committee is also responsible for performing other related responsibilities set forth in its charter.

Currently, our audit committee consists of the following independent directors: Seymour Siegel (chair), Gregory C. Morris, and Harvey Pitt.

Each member of our audit committee is “independent” under applicable rules promulgated by the SEC requiring that each member of the audit committee is able to read and understand fundamental financial statements, including the Company’s consolidated balance sheet, income statement and cash flow statement. In addition, Mr. Siegel meets the definition of “audit committee financial expert” under applicable SEC rules.

Compensation Committee

The primary function of the compensation committee is to discharge the responsibilities of the Board of Directors relating to the compensation of the combined Company’s chief executive officer and other named executive officers, employees and non-employee directors and relating to the combined Company’s retirement, welfare and other benefit plans. The compensation committee has the power to delegate authority to subcommittees and, to the extent permitted by applicable law, regulations and listing standards, may delegate authority to one or more members of the board or the combined Company’s officers. The compensation committee will oversee the combined Company’s compensation and stock-based plans.

Currently, our compensation committee consists of the following independent directors: Gregory Morris (chair), Kevin Carnahan, Pat Kolenik and Cary Sucoff.

Each member of our compensation committee is “independent” under applicable rules promulgated by the SEC, and that each member of the compensation committee also qualifies as a “non-employee director” under Rule 16b-3 under the Exchange Act and as an “outside director” under Section 162(m) of the Code.

Nominating and Corporate Governance Committee

The primary functions of the nominating and corporate governance committee are to:

•	identify individuals qualified to become members of the combined Company’s Board of Directors;

•	approve and recommend candidates to fill vacancies on, or to be elected to, the Board of Directors;

•	develop, update as necessary, and recommend to the Board of Directors corporate governance principles and policies applicable to the combined Company; and

•	monitor compliance with such principles and policies.

The nominating and corporate governance committee also recommends candidates for election as chief executive officer and other corporate officers, oversees succession planning for senior management and performs other related responsibilities set forth in its charter.

Our nominating and corporate governance committee consists of the following members: Isaac Blech (chair) and John Catsimatidis.

Section 16 Compliance

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes of ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission. Executive officers, directors and greater than ten percent stockholders are required by Securities and Exchange Commission regulation to furnish the Company’s with copies of all Forms 3, 4 and 5 they file.

The Company believes that all filings required to be made by its executive officers and directors pursuant to Section 16(a) of the Exchange Act have been filed.

Corporate Code of Ethics

The Board is committed to legal and ethical conduct in fulfilling its responsibilities.  The Board expects all directors, as well as officers and employees, to act ethically at all times.  Additionally, the Board expects the Chief Executive Officer, the Chief Financial Officer, and all senior financial and accounting officials to adhere to the Company’s Code of Ethics.  The Code of Ethics is posted on our Internet website at www.root9btechnologies.com, under the “Investor Relations” tab.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, involved in any of the items below that the Company deems material to their service on behalf of the Company:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•
had any bankruptcy petition filed  by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•
been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•
been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•
been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Commission.

Corporate Governance

The Board held four formal meetings, conducted two telephonic meetings and acted by unanimous written consent six times in 2014.  The Audit Committee met four times, the Compensation Committee met four times and the Nominating Committee did not meet during 2014.  We expect each director to attend every meeting of the Board and the committees on which he serves.  The directors attended at least 75% of the meetings / calls of the Board and the committees on which they served in 2014 during the time in which they were appointed to the Board and the respective committees.  We encourage each of the directors to attend the Annual Meeting of shareholders.

 Director Independence

In accordance with the disclosure requirements of the SEC, and since the OTC Bulletin Board does not have its own rules for director independence, we have adopted the NASDAQ listing standards for independence.  Ten of our current directors Isaac Blech, Kevin Carnahan, John Catsimatidis, Wesley Clark, Patrick Kolenik, Gregory Morris, Harvey Pitt, Anthony Sartor, Seymour Siegel, and Cary Sucoff are non-employee directors and qualify as “independent” in accordance with the published listing requirements of NASDAQ.  Joseph J. Grano, Jr. does not qualify as independent due to the fact that Mr. Grano is our current Chief Executive Officer. Additionally, Mr. Grano was the Chairman of Ecological, LLC and participated in a transaction with root9B, relating to the acquisition of Ecological, LLC, which exceeded permissible amounts to retain such independence as set forth in NASDAQ Rule 5605(a)(2)(D).  Dan Wachtler does not qualify as independent due to the fact that Mr. Wachlter is the CEO of IPSA, a subsidiary of the Company. The NASDAQ rules have both objective tests and a subjective test for determining who is an “independent director.”  The objective tests state, for example, that a director is not considered independent if he or she is an employee of the Company or is a partner in or executive officer of an entity to which the Company made, or from which the Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year, or $200,000, whichever is greater.  The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

EXECUTIVE COMPENSATION

The objectives of our executive compensation programs are to:

•
Attract, retain and motivate key executive personnel who possess the skills and qualities to perform successfully in the business and technology consulting industries and achieve our objective of maximizing shareholder value;

•	Closely align the interests of our executives with those of our shareholders;

•	Provide a total compensation opportunity that is competitive with our market for executive talent; and

•
Align our executives’ compensation to our Company’s operating performance with performance-based compensation that will provide actual compensation above the market median when the Company delivers strong financial performance and below the market median when performance is not strong.

While we compete for talent with companies across all industries and sectors, we primarily focus on professional services companies in the energy and business consulting industries.  While we often compete for talent outside this market, these companies define our market for compensation purposes. The Compensation Committee reviews data from these companies, along with other data as it deems appropriate, to determine market compensation levels from time to time and also can seek advice from outside compensation consultants.

Compensation Components

The Compensation Committee primarily uses a combination of base salary, discretionary bonuses and long-term incentive programs to compensate our executive officers. Each element aligns the interests of our executive officers with the interests of our shareholders by focusing on both our short-term and long-term performance.

Base Salaries. We are committed to retaining talented executives capable of diverse responsibilities and, as a result, believe base salaries for executives should be maintained at rates at or slightly ahead of market rates. The Compensation Committee assesses base salaries for each position, based on the value of the individual’s experience, performance and/or specific skill set, in the ordinary course of business, but generally not less than once each year as part of our budget determination process. Other than market adjustments that may be required from time to time, the Compensation Committee believes annual merit percentage increases for executives, if any, should generally not exceed, in any year, the average merit increase percentage earned by our non-executives.

Discretionary Annual Bonuses. The Compensation Committee has the authority to award discretionary annual cash or share bonuses to our executive officers based on individual and Company performance. We believe these bonuses are an important tool in motivating and rewarding the performance of our executive officers. Performance-based cash incentive compensation is expected to be paid to our executive officers based on individual and/or overall performance standards.

Long-Term Incentives. The Compensation Committee also believes that a portion of each executive’s annual total compensation should be a long-term incentive, both to align each executive with the interests of our shareholders and also to provide a retention incentive.  The Compensation Committee approved our 2008 Stock Incentive Plan in May 2008 and received shareholder approval in 2009 (the “Plan”).   As of December 31, 2014, 4,250,000 stock options have been granted to senior management and executives under the Plan.  The Outstanding Equity Awards at Fiscal Year End Table below details the stock options granted to executives under the Plan since 2008.

The following table sets forth the information as to compensation paid to or earned by our Chief Executive Officer and our two other most highly compensated executive officers during the years ended December 31, 2014 and 2013.

Joseph J. Grano, Jr., Kent Anson, Mark Elliott, Brian King, and Eric Hipkins are referred to in this proxy statement as our “Named Executive Officers”.  Joseph J. Grano, Jr., our Chief Executive Officer as of May 20, 2014, Kent Anson, our Chief Executive Officer from January 20, 2014 through May 20, 2014, and Ken Smith, our Chief Financial Officer as of January 1, 2014, had no compensation in 2013.  As none of our Named Executive Officers received any stock awards, non-equity incentive plan compensation, or nonqualified deferred compensation earnings during the fiscal years ended December 31, 2014 and 2013, we have omitted those columns from the table.

SUMMARY COMPENSATION TABLE

The following table sets forth information regarding the total compensation received by, or earned by, our named executive officers during the fiscal years ended December 31, 2014 and December 31, 2013:

Name and Principal Position	Year	Salary (3)	Bonus($)	Option Awards (1)	Other Compensation (2)	Total Compensation
Joseph Grano Jr (4) Chief Executive Officer)	2014	$288,140	270,835	361,038		$787,013
	2013	-	-	-	-	-
Brian King (5) Chief Operating Officer	2014	221,317		56,999		$278,316
	2013	143,750				$143,750
Mark S. Elliott (6) Chief Administrative Officer	2014	212,935			4,030	$216,965
	2013	215,750	48,000		3,582	$267,332
Kent Anson (7)	2014	262,760	200,000	161,563	20,986	$645,309
	2013	-	-	-	-	-
Eric Hipkins (8) CEO Cyber division	2014	225,441		48,457	1,198	$275,096
	2013	25,000	55,000			$80,000

1)	Represents stock options granted to these executives.

2)	The amount under “Other Compensation” represents a car allowance or allocations. For Mr. Anson these are reimbursable moving expenses.

3)	Variances from base salary include compensation per Company policy for payouts of vacation time not used in prior years that is ineligible to rollover year to year.

4)	On May 20, 2014, the Company appointed Mr. Grano as CEO. Prior to this Mr. Grano was the non-executive Chair of the Board. The bonus has been accrued in 2014 and will be paid in 2015.

5)	On May 20, 2014, the Company appointed Mr. King as COO. Prior to this Mr. King was the Senior Executive Vice President Strategy.

6)	Mr. Elliott was the CEO of the Company until January 20, 2014 when he assumed the COO role and on May 20, 2014 assumed the CAO role. The 2013 bonus was awarded in 2012 and paid during 2013.

7)
Mr. Anson was hired as the CEO on January 20, 2014, he resigned effective October 31, 2014. The bonus is under his employment agreement of which $100,000 was paid upon commencement of his employment and $100,000 has been accrued in 2014 and will be paid in 2015.

8)
On November 22, 2013, the Company acquired root9B as the Company’s cyber division, of which Mr. Hipkins was the principal owner and CEO.  Compensation for 2013 represents approximately 6 weeks of compensation and a signing bonus.

DIRECTOR COMPENSATION

The following table sets forth information regarding the total compensation received by and earned by each independent director for the fiscal year ended December 31, 2014:

Director	Fees Earned Or Paid In Cash (1) ($)	Stock Awards ($)	Option Awards (2) ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation (3) ($)	Total ($)

Isaac Blech	29,000	-	11,081	-	-	-	40,081
Kevin Carnahan	30,000	-	11,081	-	-	-	41,081
Pat Kolenik	30,000	-	11,081	-	-	-	41,081
Greg Morris	43,500	-	11,081	-	-	-	54,581
Cary Sucoff	30,000	-	11,081	-	-	-	41,081
Wesley Clark	60,000	-	11,081	-	-	-	71,081
Seymour Siegel	40,000	-	11,081	-	-	-	51,081
Harvey Pitt	26,500	-	11,081	-	-	-	37,581
Joseph J. Grano Jr.(3)	3,500	-		-	-	-	3,500
John Catsimatidis	17,000		11,081				28,081
Anthony Sartor (4)	3,500	-	52,330	-	-	-	55,830

(1)
Our standard compensation as established in mid-2013, each independent director receives a baseline of $3,500 for attendance at each regular and special meeting of the Board, and receives $1,500 for each committee meeting they attend.  In addition each director receives a retainer of $10,000 for the year and committee chairs receive an additional retainer as follows: audit - $10,000, compensation - $7,500, and nominating - $5,000.   Mr. Clark is compensated $5,000 per month of service for all meetings and committee service.

(2)
Our standard compensation established in mid-2013, consists of each independent director being granted options for 75,000 shares upon acceptance of a Board position each year.  Mr. Clark was granted options for 300,000 shares upon acceptance of a Board position of which 150,000 vested immediately with 50,000 vesting annually for each year of service after the first year.  Mr. Catsimatidis was granted options for 300,000 shares upon acceptance of a Board position of which 150,000 vested immediately with 50,000 vesting annually for each year of service after the first year.  Mr. Pitt was granted options for 250,000 shares upon acceptance of a Board position of which 100,000 vested immediately with 50,000 vesting annually for each year of service after the first year.  The amount set forth in this column represents the aggregate fair value of the awards as of the grant date, computed in accordance with FASB ASC Topic 718, "Compensation-Stock Compensation" using the Black –Scholes valuation method.  The assumptions used in calculating these amounts are based on a vesting period of five years and current risk free interest rates and volatility at grant date.

(3)	Joseph Grano was the non-executive Chairman until May 2014 when he assumed the CEO role and was compensated for board service until then.
(4)
Dr. Sartor joined the board in August 2014 and was awarded options for 200,000 shares upon acceptance of a Board position. 66,667 options had a strike price at market of $1.07 and vest over 3 years.  66,667 options had a strike price of $1.50 and vest over 3 years and the final 66,666 options had a strike price of $2.00 and vest over 3 years.

Each director is also entitled to reimbursement for such director’s reasonable out-of-pocket expenses incurred in connection with travel to and from, and attendance at, meetings of our Board or its committees and related activities, including director education courses and materials.

DESCRIPTION OF BENEFIT PLANS

2008 Stock Incentive Plan

The following table provides information about the number of outstanding equity awards held by our senior management team including our named executive officers at December 31, 2014.  As of December 31, 2014, options to purchase 4,250,000 shares of our common stock by our executives were outstanding.

Outstanding Equity Awards at Fiscal Year-End

	Option awards					Stock awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested as of 12/31/14 ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Joseph J Grano Jr	75,000 250,000 2,000,000			0.59 0.62 0.61	07/01/18 03/01/19 05/12/24	1,333,333	2,066,666
Brian King	150,000 100,000			0.58 0.66	01/01/24 04/01/24	100,000	155,000
Mark Elliott	300,000 75,000 200,000			1.00 1.00 0.75	3/31/17 12/01/20 05/16/18
Ken Smith	350,000			0.58	01/01/24	175,000	271,250
Eric Hipkins	200,000			0.70	06/04/24	133,333	206,666
Graeme Booth	100,000 150,000 100,000 200,000			1.00 1.10 1.00 1.00	03/31/17 06/01/21 12/31/20 06/01/20

LIMITS ON LIABILITY AND INDEMNIFICATION

We provide Directors and Officers insurance for our current directors and officers.

Our articles of incorporation eliminate the personal liability of our directors to the fullest extent permitted by law. The articles of incorporation further provide that the Company will indemnify its officers and directors to the fullest extent permitted by law.  We believe that this indemnification covers at least negligence on the part of the indemnified parties.  Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors, officers, and controlling persons under the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of April 17, 2015, with respect to the beneficial ownership of our outstanding common and preferred stock by (i) each person known to own beneficially more than 5% of our each class of securities; (ii) each of our named executive officers and our directors; and (iii) all of our directors and executive officers as a group.

Unless otherwise indicated in the footnotes below, we believe the persons and entities named in the table have sole voting or investment power with respect to all shares owned.  Additionally, unless otherwise indicated, the address of each person is care of root9B Technologies Inc., 4521 Sharon Road, Suite 300, Charlotte, North Carolina 28211.

Name	Number of Shares of Common Stock Beneficially Owned	% of Class (1)	Number of Shares of Series C Preferred Stock Beneficially Owned	% of Class	Number of Shares of Series B Preferred Stock Beneficially Owned	% of Class
Joseph J. Grano Jr. (2)	7,368,833	9.7%
Ken Smith (3)	450,000	0.6%
Brian King (4)	1,070,466	1.5%
Mark Elliott (5)	1,226,016	1.7%
Dan Wachtler (6)	5,999,020	8.3%
Graeme Booth (7)	650,000	0.9%
Eric Hipkins (8)	1,998,215	2.8%
Gregory C Morris (9)	225,000	0.3%
John Catsimatidis (10)	845,839	1.2%
Seymour Siegel (11)	240,518	0.3%
Wesley Clark (12)	375,000	0.5%
Harvey Pitt (13)	350,000	0.5%
Patrick Kolenik (14)	925,595	1.3%
Cary Sucoff (15)	996,440	1.4%
Kevin Carnahan (16)	456,093	0.6%
Anthony Sartor (17)	225,000	0.3%
Isaac Blech (18)	1,409,231	1.9%
Miriam Blech (19)	9,544,319	11.8%	1,428,571	60%
River Charitable Remainder Unitrust f/b/o Isaac Blech (20)	6,362,878	8.2%	952,381	40%
Philip Kolenik (21)	316,890	0.4%			160,000	80.0%
Richard Baumer (21)	77,094	0.1%			40,000	20.0%
Ithan Creek Master Investors LP (22)	6,748,771	9.4%
All directors and named officers as a group (2) thru (18)(20)	31,174,144	36.5%	952,381	40%

(1)
For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock they have the right to acquire within 60 days of April 1, 2015. When computing beneficial ownership percentages, shares of common stock that may be acquired within 60 days are considered outstanding for that holder only, not for any other holder. The number and percentage of shares beneficially owned are based on 72,136,243 shares of common stock issued and outstanding as of April, 1, 2015.

(2)
Includes 500,000 shares received in the acquisition of Ecological, LLC by the Company and 457,220 received in the acquisition of IPSA International by the Company.  The shares are registered in the name of Centurion Holdings, LLC, of which Mr. Grano is a controlling member. Also includes 1,300,000 shares of common stock issuable upon exercise of stock options issued to Joseph Grano, Jr, Chairman of the Board of Directors of the Company.  The 1,300,000 options are held in the name of Centurion Holdings LLC, of which Mr. Grano is a controlling member. Also includes 75,000 options issued for annual Board of Director service in July 2013 and 250,000 options issued for Board of Directors service in March 2014 and 2,000,000 options issued when named the CEO in May 2014.  Also includes 2,681,613 shares received in the acquisition of Ecological, LLC by the Company which are registered in the name of “Joseph C. Grano and Robert H. Silver, Trustees of The Grano Children’s Trust dtd. December 13, 2012, and beneficially owned per a swap agreement in the Trust.

(3)	Represents 450,000 shares of common stock issuable upon exercise of stock options issued January 2014 upon his becoming the Chief Financial Officer of the Company, and in March 2015.
(4)
Includes 620,466 of common stock received pursuant to the Company’s acquisition of Ecological, LLC in December 2012 by Mr. King, the CEO of Ecological Partners, LLC.  Also includes 450,000 shares issuable upon exercise of options granted in January 2014, April 2014, and March 2015.

(5)	Includes 575,000 shares issuable upon exercise of stock options held by Mark Elliott. The options were granted in May 2008, December 2010 and March 2012.
(6)	Includes 5,999,020 shares received in the acquisition of IPSA International Inc by the Company of which Mr. Wachtler was the CEO and Chairman.
(7)	Includes 650,000 shares issuable upon exercise of stock options by Graeme Booth, granted in June 2010, December 2010, June 2011, March 2012, and March 2015.
(8)
Includes 1,698,215 shares received in the acquisition of root9B, LLC by the Company of which Mr. Hipkins was the CEO, and 300,000 shares issuable upon exercise of stock options granted in June 2014 and March 2015.

(9)
Includes 50,000 shares issuable upon exercise of warrants held by Greg Morris, granted in June 2011. Also includes 175,000 shares issuable upon exercise of stock options granted in July 2012, July 2013, and July 2014.

(10)
Represents 300,000 shares of common stock issuable upon exercise of stock options issued July 18, 2012 upon his becoming a new member of the Board of Directors.  Also includes 75,000 shares of common stock issuable upon exercise of stock options issued July 2014 for annual board service.  Also includes 387,505 shares of common stock from conversion of Series D Preferred Stock and issued dividends on the Series D Preferred Stock in 2013 and 2014, which are owned by United Acquisition Corp, which Mr. Catsimatidis controls and owns.  Also includes 83,334 of common stock issuable upon exercise of warrants associated with the Series D Preferred Stock.

(11)
Includes 225,000 shares of common stock issuable upon exercise of stock options. 25,000 shares were granted on March  2012 for past board service with GreenHouse, an additional 50,000 were granted on July 1, 2012 upon his being named to the Board of Directors for the Company, and 75,000 were granted in July 2013 and July 2014 for Board service.

(12)
Represents 300,000 shares of common stock issuable upon exercise of stock options issued August 14, 2012 upon his becoming a new member of the Board of Directors, and 75,000 shares of common stock issuable upon exercise of options issued for Board service in July 2014.

(13)
Represents 250,000 shares of common stock issuable upon exercise of warrants issued March 21, 2012 upon his becoming a   member of the Board of Directors, and 100,000 shares of common stock issuable upon exercise of options issued for Board service in July 2014 and March 2015.

(14)
Includes 540,000 shares issuable upon exercise of warrants. The warrants were granted in April 2010, March 2011, June 2011 and March 2012 and expire in 5 years from issue. Also includes 200,000 shares of common stock issuable upon exercise of stock options for Board service granted in July 2012, July 2013, July 2014 and March 2015.

(15)
Includes 706,440 shares issuable upon exercise of warrants. The warrants were granted in April, June, and December of 2010 and March 2011 and June 2011, and March 2012 and expire in 5 years from issue. Also includes 200,000 shares of common stock issuable upon exercise of stock options for Board service granted in July 2012, July 2013, July 2014, and March 2015.

(16)
Includes 100,000 shares issuable upon exercise of warrants held by Kevin Carnahan granted in September 2011 and 225,000 shares of common stock issuable upon exercise of stock options granted in July 2012, July 2013, July 2014, and March 2015. Also includes 107,759 shares of common stock from conversion of Series D Preferred Stock and issued dividends on the Series D Preferred Stock in 2013 and 2014, which are owned by the Carnahan Trust.  Also includes 23,334 shares of common stock issuable upon exercise of warrants associated with the Series D Preferred Stock.

(17)	Includes 200,000 shares issuable upon exercise of stock options granted in August 2014 upon his becoming a member of the Board of Directors, and 25,000 for board service in March 2015.
(18)
Represents 784,231 shares of common stock, 175,000 shares of common stock issuable upon exercise of stock options for Board service granted in July 2012, July 2013, and July 2014.  Also includes 50,000 shares of stock issuable upon exercise of warrants granted June 2011 and 400,000 shares of stock issuable upon exercise of warrants granted May 2012 upon Mr. Blech accepting the position of Vice Chairman of the Board of Directors, both held directly in the name of Isaac Blech.

(19)
Represents (a) 1,428,571 shares of Series C Preferred Stock convertible into 4,285,714 shares of common stock, (b) 4,285,714 shares of common stock issuable upon the exercise of warrants and (c) 972,891 shares of Common Stock issued as dividends on the Series C Preferred Stock. Does not include 952,381 shares of Series C Preferred Stock convertible into 2,857,143 shares of common stock and 2,857,142 shares of common issuable upon the exercise of warrants beneficially owned by River Charitable Remainder Unitrust f/b/o Isaac Blech (the “Trust”), of which Isaac Blech is the sole trustee. Miriam Blech is Isaac Blech’s wife and a beneficiary under the Trust. Mrs. Blech disclaims beneficial ownership of the shares held by the Trust, except to the extent of any pecuniary interest therein. Mr. Blech disclaims beneficial interest in the shares held by Mrs. Blech.

(20)
Represents (a) 952,381 shares of Series C Preferred Stock convertible into 2,857,142 shares of common stock, (b) 2,857,142 shares of common stock issuable upon the exercise of warrants and (c) 648,594 shares of common stock issued as dividends on the Series C Preferred Stock.  Does not include 1,428,571 shares of Series C Preferred Stock convertible into 4,285,713 shares of common stock and 4,285,714 shares of common issuable upon the exercise of warrants beneficially owned by Miriam Blech. The sole trustee of the Trust is Isaac Blech, who has sole voting and dispositive power of the Trust. The beneficiaries of the Trust are Miriam and Isaac Blech. Mr. Blech disclaims beneficial ownership of the shares held by Mrs. Blech, except to the extent of the any pecuniary interest therein.

(21)
Represents shares of common stock underlying Series B Preferred Stock convertible on a one-to-one basis, common shares issued as dividends on the Preferred Stock and shares of common stock issuable upon exercise of warrants collectively.

(22)
Consists of 6,478,771 shares of common stock, also 6,203,408 shares of common stock underlying warrants which are not included in the total. The provisions of the warrant issued to the listed stockholder restricts the exercise of such warrant to the extent that after giving effect to such exercise the holder of the warrant would beneficially own in excess of 9.9% of the number of shares of common stock outstanding immediately after giving effect to such exercise (the “Ownership Cap”). Therefore, the listed stockholder could be deemed to beneficially own such number of shares of common stock underlying the warrants as would result in total beneficial ownership by such listed stockholder up to the Ownership.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Audit Committee reviews any related party transaction, as that term is defined in Item 404 of Regulation S-K, in which we or any of our directors, nominees for director, executive officers or holders of more than 5% of our common stock or any of their immediate family members, is, was or is proposed to be a participant.  Our management is responsible for determining whether a transaction contains the characteristics described above requiring review by our board of directors.

Except for the transactions described below, or otherwise set forth in this proxy statement, none of our directors or executive officers and no holder of more than 5% of the outstanding shares of our common stock, and no member of the immediate family of any such director, officer or security holder, to our knowledge, had any material interest in any transaction during the fiscal year ended December 31, 2014, or in any currently proposed transaction, which would qualify as a related party transaction, as that term is defined in Item 404 of Regulation S-K

On February 9, 2015 we acquired IPSA International Inc. (“IPSA”). Mr. Grano, our Chief Executive Officer and Chairman of the Board, at the time of the acquisition served on the Board of Directors of IPSA.  In addition, Centurion Holdings of which Mr. Grano is a majority owner, was an approximate 5% stockholder of IPSA.  As such, Mr. Grano is deemed a related party for purpose of Item 404 of Regulation S-K.  In consideration for the acquisition of IPSA, we paid approximately $15.8 million in cash and shares of our common stock to the stockholders of IPSA. Centurion received approximately $722,000 of such consideration.  Mr. Grano recused himself from all matters and voting processes related to the transaction.

Mr. Wachtler, was the CEO and Chairman at the time of the IPSA acquisition and is now our CEO of our IPSA subsidiary as well as a Director of the Company, and as such Mr. Wachtler is deemed a related party for purpose of Item 404 of Regulation S-K. Mr. Wachtler received approximately $9,478,000 of the consideration for the acquisition of IPSA.

Centurion Holdings, of which Mr. Grano is a majority owner, has a sublease agreement for a portion of its office in New York with IPSA.  The lease is at market rates and constitutes IPSA’s New York Office.  The lease expires August 2018.

SELLING STOCKHOLDERS

The following table sets forth the information as to the ownership of our securities by the Selling Stockholders on April 17, 2015, at which time 72,136,243 shares of our common stock were outstanding.  Unless otherwise indicated, it is assumed that each Selling Stockholder listed below possesses sole voting and investment power with respect to the shares owned as of such date by the Selling Stockholder, including those issuable upon exercise of warrants or options.  Other than indicated below, none of the Selling Stockholders has had a material relationship with us or any of our predecessors or affiliates within the past three years. Unless otherwise indicated, to our knowledge none of the selling shareholders or their beneficial owners are broker-dealers or affiliated with broker-dealers.

A person is deemed to be a beneficial owner of securities that can be acquired by such person within 60 days from the filing of this prospectus upon the exercise of options and warrants or conversion of convertible securities.  Each selling stockholder’s percentage ownership is determined by dividing the number of shares beneficially owned by that person by the total number of shares beneficially owned, increased to reflect the shares underlying the options, warrants and convertible securities that are held by such person, but not held by any other person.

Selling Stock Holder (2)	Shares of Common Stock Owned Before the Offering	Shares of Common Stock Underlying Series B,C or D Preferred Shares Owned Before the Offering (50)	Shares of Common Stock Underlying Warrants Owned Before the Offering	Total Number of Shares of Common Stock and Shares Underlying Preferred Stock and Warrants to be Offered (1)	Shares of Common Stock and/or Common Stock Underlying Warrants and Preferred Stock to be Beneficially Owned After the Offering	Percentage of Common Stock Beneficially Owned After the Offering
American Capital Partners, LLC (3)(4)	0	0	18,000	18,000	0	0%
Alan Fein (3)	0	0	10,500	10,500	0	0%
Axel Mehrle (3)	0	0	5,500	3,000	2,500 *	0%
Joshua Lev (3)	0	0	0	0	0	0%
Marissa Basile (3)	0	0	0	0	0	0%
Mark I. Lev (3)	0	0	0	0	0	0%
Tammy Eloshvili (3)	0	0	0	0	0	0%
Maxim Partners LLC (5)	212,432	0	2,464,420	2,676,852	0	0%
ACNYC, LLC (6)	226,634	1,333,334	333,334	1,666,668	226,634 *	0%
Nigel Alexander	0	0	16,667	16,667	0	0%
Monte D Anglin Janet S Anglin JT TEN	16,777	33,334	8,334	41,668	16,777 *	0%
Sol J Barer	226,634	1,333,334	333,334	1,666,668	226,634 *	0%
Michael Cohn Paula Cohn JT TEN	7,933	46,667	11,667	58,334	7,933 *	0%
David Cooper	11,332	66,667	16,667	83,334	11,332 *	0%
Dave A Dent	5,665	33,334	8,334	41,668	5,665 *	0%
Ron Eller Beth Eller JT TEN	29,065	53,334	13,334	66,668	29,065 *	0%
Brian Eliot Peierls	22,664	0	33,334	33,334	22,664 *	0%
U.D. Ethel F. Peierls Charitable Lead Trust (7)	16,998	100,000	25,000	125,000	16,998 *	0%
E. Jeffrey Peierls	28,330	166,667	41,667	208,334	28,330 *	0%
UD J.N. Peierls For Brian E. Peierls (7)	9,065	53,334	13,334	66,668	9,065 *	0%
UW J.N. Peierls for Brian E. Peierls (7)	8,612	50,667	12,667	63,334	8,612 *	0%
UD J.N. Peierls For E. Jeffrey Peierls (7)	9,065	53,334	13,334	66,668	9,065 *	0%

UW J.N. Peierls for E. Jeffrey Peierls (7)	8,612	50,667	12,667	63,334	8,612 *	0%
The Peierls Foundation, Inc. (7)	158,645	406,234	233,334	639,568	158,645 *	0%
Richard Martin Reiter	25,665	33,334	8,334	41,668	25,665 *	0%
Mark Reutlinger Analee Reutlinger Comm Prop	11,332	66,667	16,667	83,334	11,332 *	0%
Michael Harold Rieber	54,833	333,334	83,334	416,668	54,833 *	0%
Shamus, LLC (8)	113,318	666,667	166,667	833,334	113,318 *	0%
ADV AMB ANES LLC DEFINED BEN PLAN (9)	56,659	333,334	83,334	416,668	56,659 *	0%
Henry M Tufo Carleen Tufo JT TEN	7,933	46,667	11,667	58,334	7,933 *	0%
Trust U/W Renee Weiss DTD 05-09-90 (10)	5,655	33,334	8,334	41,668	5,655 *	0%
Steven & Kaye Yost Family Trust UAD 02/07/92 (11)	11,332	66,667	16,667	83,334	11,332 *	0%
James L. Dritz	11,332	66,667	16,667	83,334	11,332 *	0%
Robert Frome	11,332	66,667	16,667	83,334	11,332 *	0%
Robert Kargman Marjie Kargman JT TEN	308,036	1,375,883	500,000	1,875,883	308,036 *	0%
Beno Michel	5,665	33,334	8,334	41,668	5,665 *	0%
Ray Alan Bruening	9,065	53,334	13,334	66,668	9,065 *	0%
Jonathan Patronik	5,665	33,334	8,334	41,668	5,665 *	0%
Stephen Bender	19,941	133,334	33,334	166,668	19,941 *	0%
David Frydrych	56,659	333,334	83,334	416,668	56,659 *	0%
Adolfo Carmona Donna Carmona JT TEN	22,664	133,334	33,334	166,668	22,664 *	0%
C. Barnes Darwin II	16,998	100,000	25,000	125,000	16,998 *	0%
Garfinkle Revocable Trust UAD 05/15/08 (12)	33,995	200,000	50,000	250,000	33,995 *	0%
James W. Thomas	8,767	53,334	13,334	66,668	8,767 *	0%
Victor F. Keen	11,332	66,667	16,667	83,334	11,332 *	0%
Frederick Fochtman Linda Fochtman JT TEN	5,665	33,334	8,334	41,668	5,665 *	0%
Burton Weinstein	0	0	0	0	0	0%
Cedarview Opportunities Master Fund, LP (13)	0	0	0	0	0	0%
David S. Nagelberg 2003 Revocable Trust dtd. 7/2003 (14)	1,086,179	500,000	402,500	750,000	1,238,679	1.7%
Arthur Luxenberg	0	0	0	0	0	0%
Brio Capital Master Fund Ltd. (15)	0	0	0	0	0	0%
Harry Newton	2,958	100,000	50,000	150,000	2,958 *	0%
Dominick Abel	5,417	33,334	8,334	41,668	5,417 *	0%
Stormy Adams	16,252	100,000	25,000	125,000	16,252 *	0%
William T Ahlborg Jr Living Trust (16)	5,417	33,334	8,334	41,668	5,417 *	0%
William S. Atkins Living Trust (17)	5,417	33,334	8,334	41,668	5,417 *	0%
Sidney Azeez Trust For The Family Of Michael Azeez UAD 11/30/95 (18)	9,855	14,667	16,667	31,334	9,855 *	0%
Robert Bahr	3,251	20,000	5,000	25,000	3,251 *	0%
The Bahr Family Limited Partnership (19)	13,002	80,000	20,000	100,000	13,002 *	0%

BBB Assets, LLC (20)	21,669	133,334	33,334	166,668	21,669 *	0%
Irwin Blitt Revocable Trust (21)	10,834	66,667	16,667	83,334	10,834 *	0%
Richard W Bonenberger Jerrianne Bonenberger JT TEN	9,752	60,000	15,000	75,000	9,752 *	0%
Centaurian Fund LP (22)	5,417	33,334	8,334	41,668	5,417 *	0%
Marc Cohen	35,000	-	10,000	10,000	35,000 *	0%
Morris E Franklin	5,417	33,334	8,334	41,668	5,417 *	0%
Gary M Ferman	5,417	33,334	8,334	41,668	5,417 *	0%
James B Fryfogle	5,417	33,334	8,334	41,668	5,417 *	0%
Craig Geers	10,834	66,667	16,667	83,334	10,834 *	0%
Keith Gelles	10,834	66,667	16,667	83,334	10,834 *	0%
Albert Gentile and Heidi Lyn Gentile JT Ten	5,417	33,334	8,334	41,668	5,417 *	0%
Robert Grinberg	32,502	200,000	50,000	250,000	32,502 *	0%
Lamar Anderson Gwaltney	10,834	66,667	16,667	83,334	10,834 *	0%
Nathan Halegua	5,417	33,334	8,334	41,668	5,417 *	0%
Timothy P Hanley Monica Hanley Ten Com	16,252	100,000	25,000	125,000	16,,252 *	0%
John Hawk	5,157	33,334	8,334	41,668	5,157 *	0%
I Craig Henderson	8,667	53,334	13,334	66,668	8,667 *	0%
Bruce P. Inglis and Nancy M. Inglis JT Ten	5,417	33,334	8,334	41,668	5,417 *	0%
Marc R Jalbert	5,417	33,334	8,334	41,668	5,417 *	0%
George Kalil	5,417	33,334	8,334	41,668	5,417 *	0%
R.M. Kargman 2012 Life Insurance UAD 07/15/12 (23)	38,109	266,667	66,667	333,334	38,109 *	0%
William Klingenstein	5,242	33,334	8,334	41,668	5,242 *	0%
Thomas Kotyk	5,227	33,334	8,334	41,668	5,227 *	0%
BMO Harris Bank N.A. As Directed Trustee Of Lapp Libra 401(K) Plan FBO William Lapp	29,253	180,000	0	180,000	29,253 *	0%
Roger S Lash	5,417	33,334	8,334	41,668	5,417 *	0%
Mark J Lee	5,417	15,135	8,334	23,469	5,417 *	0%
Adam Lipson	2,649	0	20,000	20,000	2,649 *	0%
William Lurie	5,417	33,334	8,334	41,668	5,417 *	0%
Rick D. Mace	10,834	66,667	16,667	83,334	10,834 *	0%
Marketplace Lofts Limited Partnership (24)	18,760	3,413	33,334	36,747	18,760 *	0%
Ernest W. Moody Revocable Trust (25)	108,343	666,667	166,667	833,334	108,383 *	0%
Reed C Moskowitz	5,417	33,334	8,334	41,668	5,417 *	0%
Steven M Nelson	0	0	8,334	8,334	0	0%
Panella Living Trust UAD 05/11/04 (26)	7,585	46,667	11,667	58,334	7,585 *	0%
Michael Pierce	21,669	133,334	33,334	166,668	21,669 *	0%
Brian Potiker Revocable Trust (27)	21,669	133,334	33,334	166,668	21,669 *	0%
The James Brian Ramo Revocable Trust UAD 06/15/79 (28)	5,417	33,334	8,334	41,668	5,417 *	0%
Stephen Robertson	21,669	133,334	33,334	166,668	21,669 *	0%
Dyke Rogers	21,669	133,334	33,334	166,668	21,669 *	0%
Richard Sakakeeny	5,417	33,334	8,334	41,668	5,417 *	0%
Tad Sanders	5,417	33,334	8,334	41,668	5,417 *	0%

Joshua Schein 2009 Spearfish Trust (29)	6,500	40,000	10,000	50,000	6,500 *	0%
Arnold E. Spangler	10,834	66,667	16,667	83,334	10,834 *	0%
Bryan S Spille	5,417	33,334	8,334	41,668	5,417 *	0%
Robert Stanger	5,086	8,849	8,334	17,183	5,086 *	0%
Clay Struve	5,417	33,334	8,334	41,668	5,417 *	0%
James Swistock	48,343	606,667	166,667	773,334	48,343 *	0%
James J Tiampo	5,417	33,334	8,334	41,668	5,417 *	0%
United Acquisition Corp (30)	54,171	333,334	83,334	416,668	54,171 *	0%
Shimon Vogel	6,500	40,000	10,000	50,000	6,500 *	0%
John Wagner	5,417	33,334	8,334	41,668	5,417 *	0%
Brian Warshaw Randy Warshaw JT TEN	5,417	33,334	8,334	41,668	5,417 *	0%
Michael Wellens	5,417	33,334	8,334	41,668	5,417 *	0%
Rande R Willison	5,417	33,334	8,334	41,668	5,417 *	0%
David Schneider	53,469	0	33,334	33,334	53,469 *	0%
Premier Partners Investments, LLLP (31)	6,182	40,000	10,000	50,000	6,182 *	0%
Tibor Palszabo	5,151	33,334	8,334	41,668	5,151 *	0%
Itasca Capital Partners, LLC (32)	41,213	266,667	66,667	333,334	41,213 *	0%
The Dumper Family Trust UAD 05/17/12 (33)	5,151	33,334	8,334	41,668	5,151 *	0%
Osprey I, LLC (34)	9,847	66,667	16,667	83,334	9,847 *	0%
Alan H. Edelson Eileen Adelson JT TEN	0	0	8,334	8,334	0	0%
Richard Filip	5,151	33,334	8,334	41,668	5,151 *	0%
IRA FBO Steven Glassman Pershing LLC As Custodian	5,151	33,334	8,334	41,668	5,151 *	0%
IRA FBO Michael E. Portnoy Pershing LLC As Custodian	10,304	66,667	16,667	83,334	10,304 *	0%
IRA FBO Ezra P. Mager Pershing LLC As Custodian	20,608	133,334	33,334	166,668	20,608 *	0%
Transpac Investments Limited (35)	206,071	1,333,334	333,334	1,666,668	206,071 *	0%
Carl J. Domino	20,608	133,334	33,334	166,668	20,608 *	0%
Arthur Gronbach Gail Gronbach JTWROS	5,151	33,334	8,334	41,668	5,151 *	0%
Sidney K. Swank Kathryn A. Swank JT TEN	5,151	33,334	8,334	41,668	5,151 *	0%
Richard A. Dionysius, Jr.	5,151	33,334	8,334	41,668	5,151 *	0%
Greenway Capital, LP (36)	41,213	266,667	66,667	333,334	41,213 *	0%
The Carnahan Trust UAD 8/11/95 (37)	14,425	93,334	23,334	116,668	14,425 *	0%
Arthur Draznin Simplified Money Purchase Pension Plan	5,151	33,334	8,334	41,668	5,151 *	0%
Miriam Blech (38)	972,891	4,285,713	4,285,714	8,571,427	972,891	1.3%
River Charitable Remainder Unitrust f/b/o Isaac Blech (39)	648,594	2,857,143	2,857,142	5,714,285	648,594 *	0%
Cary Sucoff (40)	90,000	0	706,440	551,440	245,000 *	0%
Francis Anderson (41)	0	0	33,200	33,200	0	0%
Christopher Henderson (42)	0	0	10,000	10,000	0	0%
Patrick Kolenick (43)	185,545	0	540,000	340,000	385,545 *	0%
Richard Siskey (44)	981,944	0	70,000	70,000	981,944	1.3%
Philip Kolenik	67,115	160,000	120,000	120,000	227,115 *	0%

Louis Eckley	122,334	0	75,000	75,000	122,334 *	0%
Jennifer Schwarz & Peter Schwarz	47,094	0	30,000	30,000	47,094 *	0%
Jeffrey Strack and Penny Strack	30,944	0	30,000	30,000	30,944 *	0%
Rozsak Capital, LLLP (45)	17,688	0	60,000	60,000	17,688 *	0%
Joseph Magurne	124,782	0	30,000	30,000	124,782 *	0%
K&A Trust (46)	17,670	0	60,000	60,000	17,670 *	0%
Michael Burkhard & Teresa Hawkins	46,141	0	45,000	45,000	46,141 *	0%
IRA Rollover FBO David J Mahoney Pershing LLC as Custodian (47)	77,934	0	75,000	75,000	77,934 *	0%
IRA FBO Todd D Beddard Pershing LLC as Custodian (47)	15,422	0	15,000	15,000	15,422 *	0%
IRA FBO Janice D Beddard Pershing LLC as Custodian B/O Donald N Beddard Deceased (47)	13,982	0	15,000	15,000	13,982 *	0%
IRA FBO Don W Garrett Pershing LLC as Custodian Rollover Account(47)	15,372	0	15,000	15,000	15,372 *	0%
IRA FBO Richard E German Pershing LLC as Custodian Roth Account (47)	99,529	0	15,000	15,000	99,529 *	0%
IRA FBO Carolyn B Crozier Pershing LLC as Custodian Rollover Account (47)	15,247	0	15,000	15,000	15,247 *	0%
IRA FBO Thomas W Brake Pershing LLC as Custodian (47)	34,772	0	45,000	45,000	34,772 *	0%
Richard Baumer	9,058	40,000	30,000	30,000	49,058 *	0%
IRA FBO Ann H Miltich Pershing LLC as Custodian Rollover Account (47)	28,794	0	30,000	30,000	28,794 *	0%
IRA FBO Rajeev Jindal Pershing LLC as Custodian (47)	15,447	0	15,000	15,000	15,447 *	0%
Matthew McFee	98,306	0	60,000	60,000	98,306 *	0%
Maureen Kerr	24,832	0	15,000	15,000	24,832 *	0%
Jenco Business Advisors, Inc. (48)	89,288	0	60,000	60,000	89,288 *	0%
Jerrold Novack	66,966	0	45,000	45,000	66,966 *	0%
Cape One Financial Master Fund Ltd. (49)	0	0	500,000	500,000	0	0%
William Lapp	0	0	45,000	45,000	0	0%
TOTAL:	8,123,823	23,488,423	16,728,808	39,719,663	8,621,391

*           Less than 1%

(1)
Represents the number of shares initially held by the selling stockholders which we have agreed to include in this Registration Statement, of which some of these shares may have been sold as this registration has been effective since May 2014.

(2)
Assumes all of the shares being offered under this prospectus will be sold by the selling stockholders.  However, we are unable to determine the exact number of shares that will actually be sold or when or if sales will occur.

(3)
Represents the shares of common stock underlying the warrants issued to the placement agent in connection with the sale of the Registrant’s 7% convertible notes, which convertible notes were subsequently converted into the Registrant’s 8% Convertible Redeemable Series D Preferred Stock.

(4)
Michael Cahill is the President of American Capital Partners, LLC. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by American Capital Partners, LLC. American Capital Partners, LLC is a registered broker-dealer and received the securities referenced in the Selling Stockholder table as compensation in connection with a capital raising transaction.

(5)
Maxim Partners LLC owns 92% of Maxim Group LLC, a registered broker dealer. MJR Holdings LLC owns 73.15% of Maxim Partners LLC. Mike Rabinowitz is the principal manager of MJR Holdings and has principal voting and dispositive power with respect to the securities owned by Maxim Partners LLC. The selling shareholder received its warrants as compensation for placement agent services provided to the Registrant in connection with the private placement of the Registrant’s Series D Preferred Stock (1,750,135), as referral fees (104,906) for the Registrants acquisition of GreenHouse Holdings and (155,844) for the Registrant’s acquisition of Ecological, LLC, and as compensation for placement agent services provided to the Registrant in connection with the private placement of the Registrant’s Series C Preferred Stock (714,285). Maxim Group LLC is a registered broker-dealer and received the securities referenced in the Selling Stockholder table as compensation in connection with a capital raising transaction.

(6)
Andrew Cader is the managing member of ACNYC, LLC. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by ACNYC, LLC.

(7)
E. Jeffrey Peierls is the Trustee for these selling stockholders. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by these selling stockholders.

(8)
David E. Smith is the Trading Advisor for Shamus, LLC. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Shamus, LLC.

(9)
Richard Stillman is the Trustee of ADV AMB ANES LLC DEFINED BEN PLAN. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by ADV AMB ANES LLC DEFINED BEN PLAN.

(10)
Peter H. Weiss is the Trustee of Trust U/W Renee Weiss DTD 05-09-90. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Trust U/W Renee Weiss DTD 05-09-90.

(11)
Steven & Kaye Yost are the Trustees of the Steven & Kaye Yost Family Trust UAD 02/07/92. As a result of the foregoing, they may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by the Steven & Kaye Yost Family Trust UAD 02/07/92.

(12)
Morris Garfinkle is the Trustee of Garfinkle Revocable Trust UAD 05/15/08. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Garfinkle Revocable Trust UAD 05/15/08.

(13)
Burton Weinstein is the Managing Partner of Cedarview Opportunities Master Fund, LP. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Cedarview Opportunities Master Fund, LP.

(14)
David S. Nagelberg is the Trustee of David S. Nagelberg 2003 Revocable Trust dtd. 7/2003. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by David S. Nagelberg 2003 Revocable Trust dtd. 7/2003.

(15)
Shaye Hirsch is the Director of Brio Capital Master Fund Ltd. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Brio Capital Master Fund Ltd.

(16)
William T Ahlborg Jr. is the Trustee of William T Ahlborg Jr Living Trust. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by William T Ahlborg Jr Living Trust.

(17)
William S. Atkins is the Trustee of the William S. Atkins Living Trust. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by William S. Atkins Living Trust.

(18)
Michael Azeez is the Trustee of the Sidney Azeez Trust For The Family Of Michael Azeez UAD 11/30/95. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Sidney Azeez Trust For The Family Of Michael Azeez UAD 11/30/95.

(19)
Robert Bahr is the Trustee of The Bahr Family Limited Partnership. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by The Bahr Family Limited Partnership.

(20)
M. Robert Ching is the Managing Partner of BBB Assets, LLC. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by BBB Assets, LLC.

(21)
Irwin Blitt is the Trustee of the Irwin Blitt Revocable Trust. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Irwin Blitt Revocable Trust.

(22)
Jody Eisenman is the Managing Partner of Centaurian Fund LP. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Centaurian Fund LP. Centaurian Fund LP is a registered investment company under the Investment Company Act of 1940.

(23)
Edward J. Bartlett, Jr. is the Trustee of the R.M. Kargman 2012 Life Insurance UAD 07/15/12. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by R.M. Kargman 2012 Life Insurance UAD 07/15/12.

(24)
Jeffrey F. Stonberg is the President of Stonberg Holding Group, the General Partner of Marketplace Lofts Limited Partnership. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Marketplace Lofts Limited Partnership

(25)
Ernest W. Moody is the Trustee of the Ernest W. Moody Revocable Trust. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Ernest W. Moody Revocable Trust.

(26)
Joseph A. Panella is the Trustee of Panella Living Trust UAD 05/11/04. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Panella Living Trust UAD 05/11/04.

(27)
Brian Potiker is the Trustee of the Brian Potiker Revocable Trust. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by the Brian Potiker Revocable Trust.

(28)
James B. Ramo is the Trustee of The James Brian Ramo Revocable Trust UAD 06/15/79. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by The James Brian Ramo Revocable Trust UAD 06/15/79.

(29)
Brandon Schein is the Trustee of the Joshua Schein 2009 Spearfish Trust. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Joshua Schein 2009 Spearfish Trust.

(30)
John A. Catsimatidis is the Chairman and Chief Executive Officer of United Acquisition Corp. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by United Acquisition Corp.

(31)
Irwin Gross is the Managing Partner of Premier Partners Investments, LLLP. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Premier Partners Investments, LLLP.

(32)
Michael Wallace is the Managing Member of Itasca Capital Partners, LLC. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Itasca Capital Partners, LLC.

(33)
Robert S. Dumper, Jr. is the Co-Trustee of The Dumper Family Trust UAD 05/17/12. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by The Dumper Family Trust UAD 05/17/12.

(34)
Arthur Burns is the Managing Member of Osprey I, LLC. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Osprey I, LLC.

(35)
Cheong Kok Yen is the Director of Transpac Investments Limited. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Transpac Investments Limited.

(36)
Robert K. Green is the General Partner of Greenway Capital, LP. As a result of the foregoing, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Greenway Capital, LP.

(37)
Kevin Carnahan and Laurie Carnahan are the Trustee of The Carnahan Trust UAD 8/11/95. As a result of the foregoing, they may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by The Carnahan Trust UAD 8/11/95.

(38)
Represents (a) 1,428,571 shares of Series C Preferred Stock convertible into 4,285,713 shares of common stock, and (b) 4,285,714 shares of common stock issuable upon the exercise of Series C Warrants.  Does not include 952,381 shares of Series C Preferred Stock convertible into 2,857,143 shares of common stock and 2,857,142 shares of common issuable upon the exercise of Series C Warrants beneficially owned by the Trust, of which Isaac Blech is the sole trustee.  Miriam Blech is Isaac Blech’s wife and a beneficiary under the Trust.  Mrs. Blech disclaims beneficial ownership of the shares held by the Trust, except to the extent of any pecuniary interest therein.

(39)
Represents (a) 952,381 shares of Series C Preferred Stock convertible into 2,857,143 shares of common stock, and (b) 2,857,142 shares of common stock issuable upon the exercise of Series C Warrants.  Does not include 1,428,571 shares of Series C Preferred Stock convertible into 4,285,713 shares of common stock and 4,285,714 shares of common issuable upon the exercise of Series C Warrants beneficially owned by Miriam Blech.  The sole trustee of the Trust is Isaac Blech, who has sole voting and dispositive power of the Trust.  The beneficiaries of the Trust are Miriam Blech and Isaac Blech.  Mr. Blech disclaims beneficial ownership of the shares held by Mrs. Blech, except to the extent of any pecuniary interest therein.

(40)
Cary Sucoff was a registered securities broker until December 2011.  Mr. Sucoff received: (a) in 2011 a warrant to purchase 330,000 shares of the Company’s common stock for services relating to the placement of the Series C Preferred Stock; (b) in 2010 a warrant to purchase 126,440 shares of the Company’s common stock as commission for services relating to the placement of the Series B Preferred Stock; (c) in 2010 a warrant to purchase 50,000 shares of common stock for consulting services, and (d) 45,000 shares of restricted stock issued for an initial consulting engagement in 2009.

(41)
Francis Anderson was a registered securities broker until December 2011.  Mr. Anderson received: (a) a warrant to purchase 19,300 shares of the Company’s common stock as commission for services relating to the placement of the Series B Preferred Stock; and (b) a warrant to purchase 30,200 shares of the Company’s common stock as commission for services relating to the placement of the Series C Preferred Stock.

(42)
Christopher Henderson is a registered securities broker.  Mr. Henderson received a warrant to purchase 10,000 shares of the Company’s common stock as commission for services relating to the placement of the Series B Preferred Stock.

(43)	Patrick Kolenik received a warrant in 2010 and 2011 to purchase a total of 340,000 shares of the Company’s common stock as compensation for consulting services.
(44)	Richard Siskey received a warrant to purchase 70,000 shares of the Company’s common stock as compensation for consulting services.
(45)
Jeremy L. Rozsack has sole voting control over these shares. As a result, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Rozsak Capital, LLLP.

(46)
Maxine Ganer has sole voting control over these shares. As a result, she may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by K&A Trust.

(47)	The individual whose IRA is listed has the sole voting and investment control over these shares.
(48)
Jerold Novack has sole voting control over these shares. As a result, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Jenco Business Advisors.

(49)
Reid Drescher has sole voting and investment control over these shares. As a result, he may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Cape One Financial Master Fund Ltd. Mr. Drescher is also a registered securities broker.

(50)	All Preferred D shares were mandatorily converted to common shares December 26, 2014.

DESCRIPTION OF SECURITIES

 The following description of our capital stock being registered herein is a summary only and is qualified by reference to our Articles of Incorporation and Amended and Restated Bylaws, which are included as Exhibits 3.1 and 3.2 of the registration statement of which this Prospectus is a part.

Common Stock

We are authorized to issue up to 125,000,000 shares of common stock, $0.001 par value per share.  Holders of our common stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available.  Holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders, including the election of directors.  Holders of our common stock do not have any conversion, redemption or preemptive rights. In the event of our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding.  The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock, $0.001 par value per share. We may issue any class of preferred stock in any series. Our board of directors has the authority to establish and designate series, and to fix the number of shares included in each such series and the variations in the relative rights, preferences and limitations as between series, provided that, if the stated dividends and amounts payable on liquidation are not paid in full, the shares of all series of the same class shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full.  Shares of each series when issued shall be designated to distinguish the shares of each series from shares of all other series. All outstanding shares of our preferred stock are fully paid and non-assessable.

We have designated 15,000 shares as Series D Preferred Stock, 2,500,000 shares as Series C Preferred Stock and 2,000,000 shares as Series B Preferred Stock.  Although shares of common stock underlying our Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock are being registered herein, our Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock are not being registered herein.

A brief description of the terms and conditions of the Series B Preferred Stock follows.  There are 2,000,000 shares of Series B Preferred Stock authorized, of which 200,000 shares have been issued and are outstanding as of the date hereof.  Each shares of Series B Preferred Stock bears dividends at the rate of 7% per annum.  Each share is senior in liquidation preference to the Company’s common stock and junior to the Company’s Series C Preferred Stock and Series D Preferred Stock.  Dividends are payable annually in cash or common stock of root9B, at the Company’s discretion.  The Series B Preferred Stock is convertible into common stock initially at $0.70 per share.  Each share of Series B Preferred Stock shall automatically be converted into shares of common stock immediately prior to the close of business on the first day that the price of the common stock exceeds $2.50 per share, as adjusted to reflect any stock split or similar adjustment to the Company's capitalization. The number of shares of common stock issuable on conversion is the liquidation value of the shares converted, divided by the then applicable conversion price.  The stated conversion prices are adjustable for stock splits, combinations, recapitalizations and reorganizations.

A brief description of the terms and conditions of the Series C Preferred Stock follows.  There are 2,500,000 shares of Series C Preferred Stock authorized, of which 2,380,952 shares have been issued as of the date hereof.  Each shares of Series C Preferred Stock as a purchase price and liquidation value of $2.10 and bears dividends at the rate of 7% per annum.  Each share is senior in liquidation preference to the Company’s common stock and Series B Preferred Stock and on parity with the Company’s Series D Preferred Stock.  Dividends are payable annually in cash or common stock of root9B, at the Company’s discretion.  The Series C Preferred Stock is convertible into common stock initially at $0.70 per share.  Each share of Series C Preferred Stock shall automatically be converted into shares of Common Stock at the applicable Conversion Price immediately prior to the close of business on the first day that the price of the Common Stock exceeds $2.50 per share for a period of thirty consecutive trading days, as adjusted to reflect any stock split, stock dividend, combination, recapitalization and similar event. The number of shares of common stock issuable on conversion is the liquidation value of the shares converted, divided by the then applicable conversion price.  The stated conversion prices are adjustable for stock splits, combinations, recapitalizations and reorganizations.

A brief description of the terms and conditions of the Series D Preferred Stock follows.  There are 15,000 shares of Series D Preferred Stock authorized, of which 0 shares are issued and outstanding as of the date hereof.  Each shares of Series D Preferred Stock as a purchase price and liquidation value of $1,000 and bears dividends at the rate of 8% per annum.  Each share is senior in liquidation preference to the Company’s common stock and Series B Preferred Stock, and on parity with the Company’s Series C Preferred Stock.  Dividends are payable every six months in cash or common stock of root9B, at the Company’s discretion.  The Series D Preferred Stock is redeemable at the option of the Company if the closing price of the Common Stock is $2.50 or more for 30 consecutive trading days.  The Series D Preferred Stock is convertible into common stock initially at $0.75 per share, although the holders of 750 shares of Series D Preferred Stock issuable in exchange for the Company’s 7% convertible notes previously outstanding, have, by agreement with the Company, the right to convert their Series D Preferred Stock initially at $0.50.  The number of shares of common stock issuable on conversion is the liquidation value of the shares converted, divided by the then applicable conversion price.  The stated conversion prices are adjustable for stock splits, combinations, recapitalizations and reorganizations.  The Series D Preferred Stock automatically converted to common stock on December 26, 2014, which was the second anniversary of the original issuance of these shares.  During 2014, 13,376 shares of the Preferred D Stock were converted to 18,001,392 shares of common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

PLAN OF DISTRIBUTION

Each selling stockholder of the common stock and any of their donees, pledgees, assignees and successors in Each Selling Stockholder (the “Selling Stockholders”) of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the OTCQB or any other stock exchange, market or trading facility on which the securities are traded or in private transactions.  These sales may be at fixed or negotiated prices.  A Selling Stockholder may use any one or more of the following methods when selling securities:

	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
	an exchange distribution in accordance with the rules of the applicable exchange;
	privately negotiated transactions;
	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;
	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
	a combination of any such methods of sale; or
	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume.  The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities.  The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities.  The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder.  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The Selling Stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.  The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person.  We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

Ruskin, Moscou Faltischek P.C. will deliver an opinion that the issuance of the shares covered by this Prospectus has been approved by our Board of Directors and that such shares, when issued, will be duly authorized, validly issued, fully paid and non-assessable shares of common stock of the Company.

EXPERTS

The consolidated financial statements of the Company at December 31, 2014 and 2013 and for the years then ended appearing in this prospectus have been audited by Cherry Bekaert LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as an expert in accounting and auditing.

REPORTS TO SECURITY HOLDERS

We furnish our stockholders with annual reports containing audited financial statements. In addition, we are required to file reports on Forms 8-K, 10-Q and 10-K with the Securities and Exchange Commission.

Upon written or oral request, we will provide, without charge, each person to whom a copy of this prospectus is delivered, a copy of any document incorporated by reference in this prospectus (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to root9B Technologies, Inc., 4521 Sharon Road, Suite 300, Charlotte, North Carolina 28211, telephone number (704) 521-8077, Attention: Mark S. Elliott, CAO, or our website www.root9btechnologies.com.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational and reporting requirements of the Securities Exchange Act of 1934 (the “Securities Exchange Act”), and, in accordance with that statute, have filed various reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect these reports, proxy statements and other information at the public reference facilities of the Securities and Exchange Commission at its principal offices at 100 F Street, N.E. Washington, D.C. 20549, and at its regional offices located at 3 World Financial Center, New York, NY 10021. You can get copies of these reports and other information from these offices upon payment of the required fees. These reports and other information can also be accessed from the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. The public may obtain information on operations of the public reference room by calling the Securities and Exchange Commission at (800) SEC-0330.

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission under the Securities Act with respect to the shares offered by this prospectus. This prospectus, which forms a part of the registration statement, provides information as to the securities covered by the filing.  However, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits. You can get copies of the registration statement and the accompanying exhibits from the Securities and Exchange Commission upon payment of the required fees or it may be inspected free of charge at the public reference facilities and regional offices referred to above.

You may rely only on the information contained in this prospectus, including the documents incorporated in this prospectus by reference. We have not authorized anyone to provide information that is different from that contained in this prospectus. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may not be accurate after the date appearing on the cover.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of root9B Technologies, Inc. and subsidiaries
Charlotte, North Carolina

We have audited the accompanying consolidated balance sheets of root9B Technologies, Inc. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended.  The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Cherry Bekaert LLP

Charlotte, North Carolina
March 30, 2015

(F-1)
See Notes to Financial Statements

ROOT9B TECHNOLOGIES, INC.
BALANCE SHEETS
DECEMBER 31, 2014 AND 2013

	December 31,	December 31,
	2014	2013
ASSETS

CURRENT ASSETS:
Cash	$765,099	$7,003,773
Accounts receivable, net	3,078,604	2,788,209
Marketable securities	38,863	36,510
Cost and estimated earnings in excess of billings	731,709	1,018,141
Prepaid expenses and other current assets	384,223	160,480

Total current assets	4,998,498	11,007,113

Construction in Progress - at cost	-	859,161

Property and Equipment - at cost less accumulated depreciation	1,748,631	593,025

OTHER ASSETS:

Goodwill	4,352,177	10,715,807
Intangible assets - net	151,623	803,493
Investment in cost-method investee	100,000	100,000
Cash surrender value of officers' life insurance	338,214	416,265
Deposits and other assets	175,497	74,045

Total other assets	5,117,511	12,109,610

TOTAL ASSETS	$11,864,640	$24,568,909

(F-2)
See Notes to Financial Statements

	December 31,	December 31,
	2014	2013
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Notes payable	$1,670,765	$2,721,239
Current portion of long-term debt	1,500	3,846
Accounts payable	1,306,578	2,227,840
Billings in excess of costs and estimated earnings	991,254	556,545
Accrued expenses and other current liabilities	2,634,903	1,320,448

Total current liabilities	6,605,000	6,829,918

NONCURRENT LIABILITIES:

Long term debt - net of current portion	3,926	5,426
Derivative liability	10,651,239	726,993
Deferred tax liability	85,000	85,000

Total noncurrent liabilities	10,740,165	817,419

STOCKHOLDERS' EQUITY (DEFICIT):

Preferred stock, $.001 par value, 4,985,000 authorized, no shares issued or outstanding at December 31, 2014 and December 31, 2013.	-	-
Class B convertible preferred stock, no liquidation preference $.001 par value, 2,000,000 shares authorized, 1,080,000 and 1,160,000 shares issued and outstanding at December 31, 2014 and December 31, 2013, respectively.	1,080	1,160
Class C convertible preferred stock, $.001 par value, 2,500,000 shares authorized, 2,380,952 shares issued and outstanding at December 31, 2014 and 2013, respectively.	2,381	2,381
Class D convertible preferred stock, $.001 par value, 15,000 shares authorized, 0 and 13,376 shares issued and outstanding at December 31, 2014 and December 31, 2013, respectively.	-	13
Common stock, $.001 par value, 125,000,000 shares authorized, 48,670,144 and 27,465,836 shares issued and outstanding at December 31, 2014 and December 31, 2013, respectively.	48,670	27,466
Additional paid-in capital	42,803,888	39,193,174
Accumulated deficit	(48,336,544)	(22,302,622)
Total stockholders' equity (deficit)	(5,480,525)	16,921,572

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$11,864,640	$24,568,909

(F-3)
See Notes to Financial Statements

ROOT9B TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	December 31, 2014	December 31, 2013
NET REVENUE	$20,175,488	$26,399,916

OPERATING EXPENSES:
Cost of revenues	14,982,996	20,845,516
Selling, general and administrative	11,184,909	9,214,410
Depreciation and amortization	386,282	380,951
Energy repositioning and subcontract obligation	1,162,089	-

Total operating expenses	27,716,276	30,440,877

LOSS FROM OPERATIONS	(7,540,788)	(4,040,961)

OTHER INCOME (EXPENSE):
Derivative (expense) income	(10,344,753)	2,149,951
Goodwill impairment	(6,363,630)	(4,472,089)
Intangibles impairment	(429,394)	(238,803)
Adjustment to estimates recorded at acquisition	-	431,919
Interest expense, net	(59,066)	(44,270)
Other income (expense)	301,065	87,799

Total other (expense) income	(16,895,778)	(2,085,493)

LOSS BEFORE INCOME TAXES	(24,436,566)	(6,126,454)

INCOME TAX BENEFIT (EXPENSE)	-	-

NET LOSS	(24,436,566)	(6,126,454)

PREFERRED STOCK DIVIDENDS	(1,597,356)	(1,280,408)
DEEMED DIVIDEND ON PREFERRED STOCK	-	(509,184)

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(26,033,922)	$(7,916,046)

Net loss per share:
Basic	(0.86)	(0.33)
Diluted	(0.86)	(0.33)
Weighted average number of shares:
Basic	30,345,422	24,052,686
Diluted	30,345,422	24,052,686

(F-4)
See Notes to Financial Statements

ROOT9B TECHNOLOGIES, INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
	Class B		Class C		Class D				Additional	Retained Earnings	Total
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid -In	(Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity
Balance at December 31, 2012	1,160,000	$1,160	2,380,952	$2,381	7,796	$ 8	22,331,687	$22,332	$30,805,827	$(14,386,539)	$16,445,169
Issuance of preferred stock, net of issuance costs					6,080	6			5,452,144		5,452,150
Record the derivative liability associated with the issuance of the preferred stock									(401,785)		(401,785)
Deemed dividend on preferred stock									509,184	(509,184)	--
Issuance of common stock as dividends on Preferred B, C and D stock							1,850,452	1,850	1,278,558	(1,280,408)	--
Stock warrants issued for services									5,786		5,786
Stock options issued for services rendered									188,016		188,016
Conversion of 925 shares of Preferred D stock to common stock					(500)	(1)	1,000,000	1,000	(1,000)
Issuance of Common Stock							308,000	308	208,032		208,340
Retirement of escrowed Common Stock related to GHH acquisition							(266,238)	(266)	(239,348)		(239,614)
Issuance of Common Stock in root9B Acquisition							2,241,935	2,242	1,387,758		1,390,000
Net Loss										(6,126,454)	(6,126,454)
Rounding									2	(37)	(36)
Balance at December 31, 2013	1,160,000	$1,160	2,380,952	$2,381	13,376	$13	27,465,836	$27,466	$39,193,174	$(22,302,622)	$16,921,572

(F-5)
See Notes to Financial Statements

ROOT9B TECHNOLOGIES, INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(Continued)

	Class B		Class C		Class D				Additional	Retained Earnings	Total
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid -In	(Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity (Deficit)
Balance at December 31, 2013	1,160,000	$1,160	2,380,952	$2,381	13,376	$ 13	27,465,836	$27,466	$39,193,174	$(22,302,622)	$ 16,921,572
Deemed dividend on preferred stock
Issuance of common stock as dividends on Preferred B, C and D stock							2,294,487	2,294	1,595,062	(1,597,356)	--
Stock warrants issued for services									28,259		28,259
Stock options issued for assets and services rendered									983,305		983,305
Conversion of Preferred D stock to common stock					(13,376)	(13)	18,001,392	18,001	(17,988)		--
Conversion of Preferred B stock to common stock	(80,000)	(80)					80,000	80			--
Exercise of stock warrants							795,095	795	437,755		438,550
Exercise of stock options							33,334	34	23,301		23,335
Reclassification of derivative warrant liability to equity									420,507		420,507
Issuance of stock warrants in connection with 10% Convertible Notes									140,513		140,513
Net Loss										(24,436,566)	(24,436,566)
Balance at December 31, 2014	1,080,000	$1,080	2,380,952	$2,381	--	--	48,670,144	$48,670	$42,803,888	$(48,336,544)	$ (5,480,525)

(F-6)
See Notes to Financial Statements

ROOT9B TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	December 31, 2014	December 31, 2013
Cash flows from operating activities:
Net Income (loss)	$(24,436,566)	$(6,126,454)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	386,282	380,951
Amortization of debt discount	11,278
Decrease (increase) in cash surrender value of officers' life insurance	78,051	(50,435)
(Income) loss from change in value of derivatives	10,344,753	(2,149,951)
Stock option / warrant compensation expense	794,901	193,802
Adjustment to estimates recorded at acquisition	-	(431,919)
Impairment of goodwill and intangible assets	6,793,024	4,710,892
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(290,395)	126,918
Increase in marketable securities	(2,353)	(5,403)
Decrease (increase) in costs and estimated earnings in excess of billings	286,432	(656,283)
Increase in prepaid expenses	(223,743)	(3,586)
Increase in deposits and other assets	(101,452)	(18,616)
Increase in accounts payable and accrued expenses	390,847	914,073
Increase (decrease) in billings in excess of costs and estimated earnings	434,709	(43,726)
Net cash used in operating activities	(5,534,232)	(3,159,737)

Cash flows from investing activities:
Cash paid for construction in progress	-	(859,161)
Cash paid in acquisitions	-	(347,886)
Cash acquired in acquisitions	-	82,352
Purchases of property and equipment, net	(243,587)	(41,703)
Net cash used in investing activities	(243,587)	(1,166,398)

Cash flows from financing activities:
Issuance of Class D preferred stock	-	5,452,150
Warrants and Options Exercised	461,884	-
Net payments on long-term debt	(1,500)	-
Issuance of Convertible Notes and Warrants	1,800,000	-
Net proceeds (payments) of Notes Payable	(2,721,239)	1,406,656
Net cash (used) provided by financing activities	(460,855)	6,858,806

Net (decrease) increase in cash	(6,238,674)	2,532,671

Cash - beginning of period	7,003,773	4,471,102

Cash - end of period	$765,099	$7,003,773

(F-7)
See Notes to Financial Statements

ROOT9B TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(continued)

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

	2014	2013

Cash payments for:
Interest	$44,066	$44,270

Income taxes	$0	$0

Summary of non-cash investing and financing activities:
Reclassification of Derivative warrant liability to equity	$420,507	$0

Stock options issued for assets purchased	$216,663	$0

Issuance of 2,241,935 shares of common stock in root9B Acquisition	$0	$1,390,000

Issuance of 308,000 shares of common stock	$0	$208,340

(F-8)
See Notes to Financial Statements

ROOT9B TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014 AND 2013

Note 1 - Description of Business and Summary of Significant Accounting Policies:

Description of Business

We are a provider of Cyber Security, Regulatory Risk Mitigation and Energy Solutions delivering technology and advisory services. We help clients in diverse industries improve performance, comply with complex regulations, reduce costs, leverage and integrate technology, and stimulate growth. We team with our clients to deliver sustainable and measurable results. Our primary focus is using our expertise on issues related to three key areas for customers; (i) cyber security, (ii) regulatory risk mitigation, and (iii) energy usage and strategy initiatives.  We work with our customers to assess, design, and provide customized advice and solutions that are tailored to address each client’s particular needs. We provide solutions and services to a wide variety of organizations including Fortune 500 companies, medium-sized businesses and governmental entities.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.  All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of the Company’s consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents.  Amounts invested may exceed federally insured limits at any given time.  Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents.  The Company places its cash and cash equivalents on deposit with financial institutions in the United States.  The Company from time to time may have amounts on deposit in excess of the insured limits (FDIC limits are $250,000).  The Company periodically assesses the financial condition of the institutions and believes that the risk of loss is remote.

Accounts receivable:

Accounts receivable are recorded at the invoiced amount, net of an allowance for doubtful accounts. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience, customer specific facts and economic conditions. Bad debt expense is included in general and administrative expenses, if any.  At December 31, 2014 and 2013, the allowance for doubtful accounts was $356,597 and $252,864, respectively.

Marketable securities:

Marketable equity securities are accounted for as trading securities and are stated at market value with unrealized gains and losses accounted for in other income (expense).

Property and equipment:

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.  Maintenance and repair costs are expensed as incurred.  Gains or losses on dispositions are reflected in income.

       Valuation of goodwill and intangible assets:

Our intangible assets include goodwill, trademarks, non-compete agreements, patents and purchased customer relationships, all of which are accounted for based on Financial Accounting Standards Board (FASB) Accounting Standards Codification (“ASC”) Topic 350 Intangibles-Goodwill and Other. As described below, goodwill and intangible assets that have indefinite useful lives are not amortized but are tested at least annually for impairment or more frequently if events or changes in circumstances indicate that the asset

(F-9)

might be impaired. Intangible assets with limited useful lives are amortized using the straight-line method over their estimated period of benefit, ranging from two to eight years.

      Intangible asset impairment testing:

Our goodwill impairment testing is calculated at the reporting unit level. Our annual impairment test has two steps. The first identifies potential impairments by comparing the fair value of the reporting unit with its carrying value.  If the fair value exceeds the carrying amount, goodwill is not impaired and the second step is not necessary. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied fair value of goodwill is less than the carrying amount, a write-down is recorded.

The impairment test for the other intangible assets is performed by comparing the carrying amount of the intangible assets to the sum of the undiscounted expected future cash flows whenever events or circumstances indicate that an impairment may have occurred. If the sum of the future undiscounted cash flows is less than the carrying amount of the intangible asset or to its related group of assets, an impairment charge is recorded to the extent that the carrying amount of the intangible asset exceeds its fair value.

We predominately use a discounted cash flow model derived from internal budgets and forecasts in assessing fair values for our impairment testing.  Factors that could change the result of our impairment test include, but are not limited to, different assumptions used to forecast future net sales, expenses, capital expenditures, and working capital requirements used in our cash flow models. In addition, selection of a risk-adjusted discount rate on the estimated undiscounted cash flows is susceptible to future changes in market conditions, and when unfavorable, can adversely affect our original estimates of fair values. In the event that management determines that the value of intangible assets have become impaired using this approach, we will record an accounting charge for the amount of the impairment.  The Company also engages an independent valuation expert to assist it in performing the valuation and analysis of fair values of goodwill and intangibles.

The Company’s annual goodwill impairment testing date is October 1 of each year.  The Company recorded the results of the impairment testing for 2014 and 2013 as of September 30, 2014 and December 31, 2013, respectively.  In determining impairment charges, the Company uses various valuation techniques using both the income approach and market approach at each reporting unit in accordance with FASB ASC 350. During 2014, the Company recorded a goodwill impairment write-down of $6,363,630 related to the Energy Solutions segment which is reflected in the Statement of Operations.  During 2013, the Company recorded a goodwill impairment write-down of $4,472,089 related to its Energy Solutions business segment which is reflected in the Statement of Operations.  The balance recorded as goodwill as of December 31, 2014 and 2013 is $4,352,177 and $10,715,807, respectively, net of accumulated impairment of $16,969,662 and $10,606,032, respectively.

Intangible assets, other than goodwill, consist of customer relationships, non-competition agreements and trademarks/trade names.  The fair market value of the customer relationships were determined by discounting the expected future cash flows from the acquired customers.  The value of the non-competition agreements were estimated from the percentage of discounted cash flows expected to be lost if the agreement was not in place.  At September 30, 2014 and December 31, 2013, the Company performed an impairment analysis. Based on the analysis at September 30, 2014, it was determined that a full impairment of the trade name and customer list intangible assets related to the Energy Solutions segment was required.  As a result, the Company recorded an impairment charge of $429,394 at September 30, 2014.  Based on the analysis at December 31, 2013, it was determined that an impairment was required for the intangible asset related to the customer lists for the Energy Solutions segment.  As a result, the Company recorded an impairment charge of $238,803 to the ES segment at December 31, 2013.  Customer relationships acquired are being amortized over the estimated useful life of four or five years. Non-competition agreements are being amortized over the life of the agreement. Acquired trademarks/trade names are being amortized over seven years.  Total intangibles balances, prior to accumulated amortization, were $664,648 and $1,561,404 at December 31, 2014 and 2013, respectively. At December 31, 2014 and 2013, accumulated amortization of intangible assets totaled $513,025 and $757,911, respectively.  Amortization expense on these intangible assets of $222,476 and $295,459 for the years ended December 31, 2014 and 2013, respectively, is included as depreciation and amortization on the Statement of Operations.

Amortization expense related to intangible assets for the next five years is expected to be as follows for the years ended:

December 31, 2015	$59,301
December 31, 2016	42,951
December 31, 2017	39,371
December 31, 2018	10,000
December 31, 2019	-
$151,623

(F-10)

      Revenue recognition:

The Company follows the guidance of the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104 for revenue recognition.  In general, the Company records revenue when persuasive evidence of any agreement exists, services have been rendered, and collectability is reasonably assured; therefore, revenue is recognized when the Company invoices customers for completed services at contracted rates and terms. Therefore, revenue recognition may differ from the timing of cash receipts.

Income taxes:

The Company accounts for income taxes under FASB ASC Topic 740 Income Taxes.  Under FASB ASC Topic 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled (see Note 13). The Company regularly assesses the likelihood that its deferred tax assets will be realized from recoverable income taxes or recovered from future taxable income.  To the extent that the Company believes any amounts are not more likely than not to be realized through the reversal of the deferred tax liabilities and future income, the Company records a valuation allowance to reduce its deferred tax assets.  In the event the Company determines that all or part of the net deferred tax assets are not realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made. Similarly, if the Company subsequently realizes deferred tax assets that were previously determined to be unrealizable, the respective valuation allowance would be reversed, resulting in an adjustment to earnings in the period such determination is made.

FASB ASC Topic 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on de-recognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC Topic 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement.

Derivative Warrant Liability

The Company evaluates warrants issued in connection with debt and preferred stock issuances to determine if those contracts, or any potential embedded components of those contracts, qualify as derivatives to be separately accounted for.  This accounting treatment requires that the carrying amount of any embedded derivatives be marked-to-market at each balance sheet date and carried at fair value.  In the event that the fair value is recorded as a liability, the change in the fair value during the period is recorded in the Statement of Operations as either income or expense. Upon expiration or exercise, the derivative liability is marked to fair value at the conversion date and then the related fair value is reclassified to equity.  The fair value at each balance sheet date and the change in value for each class of warrant derivative is disclosed in detail in Note 2 to the Financial Statements.

Share-based compensation:

The Company accounts for stock based compensation in accordance with FASB ASC 718 – Compensation-Stock Compensation. For employee stock options issued under the Company’s stock-based compensation plans, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes pricing model, and an estimated forfeiture rate is used when calculating stock-based compensation expense for the period. For employee restricted stock awards and units issued under the Company’s stock-based compensation plans, the fair value of each grant is calculated based on the Company’s stock price on the date of the grant and an estimated forfeiture rate when calculating stock-based compensation expense for the period. The Company recognizes the compensation cost of stock-based awards according to the vesting schedule of the award.

The Company accounts for stock-based compensation awards to non-employees in accordance with FASB ASC 505-50 Equity-Based Payments to Non-Employees (“ASC 505-50”). Under ASC 505-50, the Company determines the fair value of the warrants or stock-based compensation awards granted as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Any stock options issued to non-employees are recorded in expense and additional paid-in capital in stockholders’ equity (deficit) over the applicable service periods.

Recent accounting pronouncements:

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606).  This guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  This guidance is effective for annual reporting periods beginning after December 15, 2016 and early adoption is not permitted.  The Company has not yet determined the effect, if any, that the adoption of this standard will have on the Company’s financial position or results of operations.

(F-11)

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Going Concern (“ASU 2014-15”). ASU 2014-15 provides GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. The standard will be effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. Upon adoption the Company will use the guidance in ASU 2014-15 to assess going concern.

Since January 1, 2013, there have been several new accounting pronouncements and updates to the Accounting Standards Codification.  Each of these updates has been reviewed by Management who does not believe their adoption has had or will have a material impact on the Company’s financial position or operating results.

Note 2 – Fair Value Measurements:

We measure the fair value of financial assets and liabilities in accordance with GAAP, which defines fair value, establishes a framework for measuring fair value, and requires certain disclosures about fair value measurements.

GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. GAAP describes three levels of inputs that may be used to measure fair value:

Level 1 – quoted prices in active markets for identical assets or liabilities.

Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable.

Level 3 – inputs that are unobservable (for example the probability of a capital raise in a “binomial” methodology for valuation of a derivative liability directly related to the issuance of common stock warrants).

Derivative Instruments:

We do not use derivative financial instruments to hedge exposures to cash-flow, market or foreign-currency risks. However, we have entered into certain financial instruments and contracts, such as debt financing arrangements and the issuance of preferred stock with detachable common stock warrants features that are either i) not afforded equity classification, ii) embody risks not clearly and closely related to host contracts, or iii) may be net-cash settled by the counterparty. These instruments are required to be carried as derivative liabilities, at fair value.

Our only derivative instruments are detachable (or “free-standing”) common stock purchase warrants issued in conjunction with debt or preferred stock. We estimate fair values of these derivatives (and related embedded beneficial conversion features) utilizing Level 2 inputs for all classes of warrants issued, other than one class, Series C Preferred Stock. Other than the Series C Preferred Stock warrants, we use the Black-Scholes option valuation technique as it embodies all of the requisite assumptions (including trading volatility, remaining term to maturity, market price, strike price, and risk free rates) necessary to fair value these instruments, for they do not contain material “down round protection” (otherwise referred to as “anti-dilution” and full ratchet provisions). For the warrants directly related to the Series C Preferred Stock, the warrant contracts do contain “Down Round Protections” and the “Black-Scholes” option valuation technique does not, in its valuation calculation, give effect for the additional value inherently attributable to the warrant having the “Down Round Protection” mechanisms in its contractual arrangement.  Valuation models and techniques have been developed and are widely accepted that take into account the additional value inherent in “Down Round Protection.” These techniques include “Modified Binomial”, “Monte Carlo Simulation” and the “Lattice Model.” The “core” assumptions and inputs to the “Binomial” model are the same as for “Black-Scholes”, such as trading volatility, remaining term to maturity, market price, strike price, and risk free rates; all Level 2 inputs.  However, a key input to the “Binomial” model (in our case, the “Monte Carlo Simulation”, for which we engage an independent valuation firm to perform) is the probability of a future capital raise.  By definition, this input assumption does not meet the requirements for Level 1 or Level 2 outlined above; therefore, the entire fair value calculation for the Series C Common Stock Warrants is deemed to be Level 3. This input to the Monte Carlo Simulation model, was developed with significant input from management based on its knowledge of the business, current financial position and the strategic business plan with its best efforts.

(F-12)

Estimating fair values of these derivative financial instruments require the use of significant and subjective inputs that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques are volatile and sensitive to changes in our trading market price, the trading market price of various peer companies and other key assumptions such as the probability of a capital raise for the Monte Carlo Simulation described above. Since derivative financial instruments are initially and subsequently carried at fair value, our operating results will reflect this sensitivity of internal and external factors.

The key quantitative assumptions related to the Series C Common Stock Warrants, issued March 3, 2011 and expiring March 3, 2016, are as follows:

	December 31, 2014	December 31, 2013
Expected Life (Years)	1.2	2.2
Risk Free Rate	0.32%	0.45%
Volatility	26.78%	29.31%
Probability of a Capital Raise	8-95%	4-8%

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Financial assets and liabilities measured at fair value on a recurring basis (for the Company, only derivative liabilities related to common stock purchase warrants, issued in conjunction with debt and preferred stock issuances) are summarized below and disclosed on the balance sheet under Derivative liability:

	December 31, 2014
	Fair Value	Level 1	Level 2	Level 3
Derivative Liability – Common Stock Purchase Warrants:
Debentures	$-		$-
Series B Preferred Stock	794,633		794,633
Promissory Notes	225,897		225,897
Series D Preferred Stock	3,325,449		3,325,449
Series C Preferred Stock	6,305,260			6,305,260
Total	$10,651,239		$4,345,979	$6,305,260

	December 31, 2013
	Fair Value	Level 1	Level 2	Level 3
Derivative Liability – Common Stock Purchase Warrants:
Debentures	$10,207		$10,207
Series B Preferred Stock	24,277		24,277
Promissory Notes	85,824		85,824
Series D Preferred Stock	224,075		224,075
Series C Preferred Stock	382,610			382,610
Total	$726,993		$344,383	$382,610

(F-13)

The table below provides a summary of the changes in fair value of financial assets and liabilities (for the Company, only derivative liabilities related to common stock purchase warrants, issued in conjunction with certain debt and preferred stock issuances) measured at fair value on a recurring basis for all derivatives, both level 2 and those using significant unobservable inputs (Level 3 – or only the common stock purchase warrants directly related to Series C Preferred Stock) for the years ended December 31, 2014 and 2013.:

	Fair Value Measurements Using
	Level 2 Inputs					Level 3 Inputs
	Derivative liability - Common Stock Purchase Warrants - Debentures	Derivative liability - Common Stock Purchase Warrants – Series B Preferred Stock	Derivative liability - Common Stock Purchase Warrants –Promissory Notes	Derivative liability - Common Stock Purchase Warrants – Series D Preferred Stock	Total Fair Value Measurements Using Level 2 Inputs	Derivative liability - Common Stock Purchase Warrants – Series C Preferred Stock	Grand Total Fair Value Measurements Using Both Level 2 and Level 3 Inputs

Balance December 31, 2012	$85,350	$170,383	$230,985	$496,840	$983,558	$1,491,601	$2,475,159
Total unrealized (gains) or losses included in net income or (loss)	(75,143)	(146,106)	(145,161)	(674,550)	(1,040,960)	(1,108,991)	(2,149,951)
Issuance of Series D Preferred Common Stock Purchase Warrants	--	--	--	401,785	401,785	--	401,785
Balance December 31, 2013	$10,207	$24,277	$85,824	$224,075	$344,383	$382,610	$726,993
Total unrealized (gains) or losses included in net income or (loss)	120,343	777,865	422,521	3,101,374	4,422,103	5,922,650	10,344,753
Reclassification to equity resulting from exercise of Common Stock Purchase Warrants	(130,550)	(7,509)	(282,448)	--	(420,507)	--	(420,507)
Balance December 31, 2014	$--	$794,633	$225,897	$3,325,449	$4,345,979	$6,305,260	$10,651,239

Note 3 – Acquisitions:
We have acquired certain businesses, as set forth below and accordingly, the accompanying consolidated Financial Statements include the results of operations of each acquired business since the date of acquisition.

root9B, LLC

On November 22, 2013, the Company and its wholly owned subsidiary, root9B Partners, LLC, consummated an Agreement and Plan of Merger (the “Agreement”) with root9B LLC, a Colorado corporation.  Pursuant to the Agreement, root9B Partners, LLC merged into root9B LLC, which became a wholly owned subsidiary of the Company.  root9B LLC provides cyber security advisory and technical services to governmental and commercial businesses.

(F-14)

Pursuant to the Agreement, the Company acquired all of the assets of root9B LLC.  In consideration the Company paid $347,886 in cash and issued 2,241,935 restricted shares of the Company’s common stock valued at $1,390,000 for a total purchase price of $1,737,886.  The Company entered into employment agreements with Eric Hipkins and Michael Morris, key employees of root9B LLC.  The following table presents the purchase price allocation:

Consideration	$1,737,886

Assets Acquired:
Current Assets	$315,377
Property & Equipment, net	96,244
Intangible assets	181,807
Goodwill	2,034,398
Total assets acquired	2,627,826

Liabilities Assumed:
Accounts Payable	283,827
Notes Payable	220,320
Billings in excess of costs	337,060
Accrued Expenses	48,733
Total liabilities assumed	889,940

Net Assets Acquired	$1,737,886

The acquired intangibles include customer relationships valued at $131,807 being amortized over 4 years and trade name valued at $50,000 being amortized over 5 years.

Note 4 - Property and Equipment:

The principal categories and estimated useful lives of property and equipment are as follows:

			Estimated
	2014	2013	Useful Lives
Office equipment	$1,564,404	$491,422	5 years
Furniture and fixtures	277,499	216,509	7 years
Vehicles	13,567	30,567	5 Years
Computer software	276,613	56,528	3 years
Leasehold improvements	114,572	115,068	**
Land	266,765	300,915	N/A
	2,513,420	1,211,009
Less: accumulated depreciation	(764,789)	(617,984)
	$1,748,631	$593,025
** The lesser of useful life or the minimum lease term.

Note 5 - Marketable Securities Classified as Trading Securities:

Under FASB ASC Topic 320 Investments-Debt and Equity Securities, securities that are bought and held principally for the purpose of selling them in the near term (thus held only for a short time) are classified as trading securities.  Trading generally reflects active and frequent buying and selling, and trading securities are generally used

(F-15)

with the objective of generating profits on short-term differences in price.  All inputs used to value the securities are based on Level 1 inputs under FASB ASC Topic 820 Fair Value Measurements and Disclosures. The unrealized holding loss as of December 31, 2014 and 2013, respectively, is as follows:

		Fair Market	Holding
	Cost	Value	Gain (Loss)
December 31, 2014	$42,504	$38,863	$2,353
December 31, 2013	$42,504	$36,510	$5,403

Note 6 - Investment in Limited Liability Company:

The Company has an investment in a limited liability company, which owns approximately 33 percent of the office building that the Company leases office space from in Charlotte, North Carolina.  The Company’s investment represents an approximate 3 percent share of ownership in the limited liability company.  Based on the Company’s ownership percentage, the Company accounts for its investment using the cost method. Accordingly, the carrying value of $100,000 is equal to the capital contribution the Company has made.  Income is recognized when capital distributions are received by the Company and totaled $3,600 and $2,400 for the years ended December 31, 2014 and 2013, respectively.

Note 7 - Goodwill Impairment:

The Company completed an annual impairment evaluation for the years ended December 31, 2014 and 2013, applying both Step 1 and Step 2 tests as applicable in FASB ASC 350.  Our annual goodwill impairment testing date is October 1 of each year. In determining impairment charges, the Company uses various valuation techniques applying both the income approach and market approach for each reporting unit. During 2014, the Company recorded a goodwill impairment write-down of $6,363,630 related to its Energy Solutions business segment / reporting unit, which is reflected in the Statement of Operations. During 2013, the Company recorded a goodwill impairment write-down of $4,472,089 related to its Energy Solutions business segment / reporting unit, which is reflected in the Statement of Operations.  The balance recorded as goodwill as of December 31, 2014 and 2013 is $4,352,177 and $10,715,807, respectively, net of accumulated impairment of $16,969,662 and $10,606,032, respectively.

Note 8 - Accrued Expenses:

Accrued expenses consisted of the following at December 31, 2014 and 2013:

	2014	2013
Accrued payroll	$1,404,815	$585,955
Accrued vacation	292,775	332,932
Other accrued liabilities	937,313	401,561
	$2,634,903	$1,320,448

Note 9 - Notes Payable:

Between October 23, 2014 and November 21, 2014, the Company issued $1,800,000 of 10% Convertible Promissory Notes (the “Promissory Notes”) and warrants to purchase 630,000 shares of the Company’s common stock (the “Warrants”) to accredited investors.  The Promissory Notes have a term of 12 months, pay interest semi-annually at 10% per annum and can be voluntarily converted by the holder into shares of common stock at an exercise price of $1.12 per share.  The Warrants have an exercise price of $1.12 per share and have a term of five years.  The fair value of the Warrants was $140,513 and was recorded as a debt discount and credited to Additional Paid-In Capital.  The discount is being amortized to interest expense over the one tear term of the note.  The Company incurred fees of $38,812 in connection with the issuance of the Promissory Notes.  At December 31, 2014 the outstanding amount of Promissory Notes (net of the debt discount) was $1,670,765.

(F-16)

On July 5, 2013, the Company entered into an asset based revolving line of credit arrangement with a financial institution. The line of credit was limited to a borrowing base of 80% of eligible receivables or $3,000,000 and interest was at the one month LIBOR plus 225 basis points.  The Company incurred total fees of $7,500 in deferred loan costs in conjunction with arranging this facility. The line was renewable annually.  The Company was required, as a first priority security interest, to maintain a compensating balance of $3 million on account at this financial institution.  The loan terms included a release provision on the compensating balance, reducing it as the Company met net operating income thresholds set forth in the loan agreement and as of December 31, 2013 the compensating balance was $3 million.  Outstanding borrowings under this agreement were $2,502,604 at December 31, 2013.  The Company decided not to renew the line of credit when it came due in July 2014 and paid off the outstanding balance on July 3, 2014.  In addition, as a part of the root9B LLC acquisition, the Company assumed notes payable in the amount of $218,635 which were outstanding at December 31, 2013.  These notes were subsequently paid off in January 2014.

Note 10 - Long-Term Debt:

Long-term debt as of December 31, 2014 and 2013 consists of the following:

	2014	2013

Dell Financial Service Note, due in 50 monthly installments of
$166.31 ending May 2015. Payments include interest of 18%.	$-	$2,354

Xerox Copier Lease, due in 63 monthly installments of 145.12
ending in April 2018. Payments include interest at 4%.	5,426	6,918
	5,426	9,272
Current portion	(1,500)	(3,846)
Long-term portion	$3,926	$5,426

Note 11 - Stockholders’ Equity:

Common Stock:

Generally, the Company issues common stock in connection with acquisitions, as dividends on preferred stock, upon the exercise of common stock warrants or stock options and upon conversion of preferred shares to common stock.

In 2014, the Company issued 2,294,487 shares as dividends on preferred stock, 18,081,392 shares upon conversion of Series B and Series D convertible Preferred stock, 795,095 shares upon the exercise of common stock warrants, 33,334 shares upon exercise of stock options.

In 2013, the Company issued 2,241,935 shares in connection with the acquisition of root9B LLC, 1,850,452 shares as dividends on preferred stock, 1,000,000 shares upon conversion of Series D convertible Preferred stock, 308,000 shares related to services to GHH prior to the acquisition, and the Company retired 266,238 shares that were related to the acquisition of GHH.

7% Series B Convertible Preferred Stock:

During 2010, we issued 1,200,000 shares of 7% Series B Convertible Preferred Stock (“Series B Preferred Stock”), along with 1,058,940 detachable warrants.  The holders of shares of Series B Convertible Preferred Stock are entitled to receive a 7 percent annual dividend until the shares are converted to common stock.  The warrants, immediately exercisable, are for a term of five years, and entitle the holder to purchase shares of common stock at an exercise price of $ 0.77 per share.  As of December 31, 2014 and 2013, 1,080,000 shares and 1,160,000 shares, respectively, of the Series B Preferred Stock remain outstanding.

(F-17)

Series C Convertible Preferred Stock:

On March 1, 2011, the Company designated 2,500,000 shares of its preferred stock as Series C Convertible Preferred Stock; $.001 par value per share (“Series C Preferred Stock”), each share was priced at $2.10 and, included 3 warrants at an exercise price of $0.77 which expire in 5 years. The Series C Preferred Stock (a) is convertible into three shares of common stock, subject to certain adjustments, (b) pays 7 percent dividends per annum, payable annually in cash or shares of common stock, at the Company’s option, and (c) is automatically converted into common stock should the price of the Company’s common stock exceed $2.50 for 30 consecutive trading days. The warrants issued in connection with the preferred stock contain full-ratchet anti-dilution provisions that require them to be recorded as a derivative instrument.

During 2011, the Company issued 2,380,952 shares of Series C Preferred Stock and 8,217,141 warrants.  All of these shares were outstanding as of December 31, 2014 and 2013.

Series D Convertible Preferred Stock:

In October 2012, the Company created up to 15,000 Units, each Unit consisting of one share of Series D 8% Redeemable Convertible Preferred Stock (“Series D Preferred Stock”) and a warrant to purchase ¼ of the number of shares of the Company’s common stock issuable upon conversion of one share of the Preferred Stock.  The purchase price of one Unit was $1,000.  Dividends are 8% per annum, payable semi-annually in cash or shares of common stock at the Company’s option.  The Series D Preferred Stock is convertible into common stock at the total purchase price divided by $0.75 (the “conversion rate”), and collectively, the “conversion price”.  The warrants are for a term of five years and have a strike price of $1.125 per share. The Preferred Stock shall automatically convert into common stock, at the conversion rate, upon (i) the completion of a firm commitment underwritten public offering of the Company’s shares of common stock resulting in net proceeds to the Company of at least $10,000,000 and is offered at a price per share equal to at least 200% of the conversion price (subject to adjustment for any stock splits, stock dividends, etc.), (ii) upon the affirmative vote of the holders of a majority of the outstanding shares of Preferred Stock, or (iii) on the second anniversary of the issue date of the Preferred Stock.  The Preferred Stock contains anti-dilution protection.  Holders of the Preferred Stock shall vote together with the holders of common stock on an as-converted basis.

On December 26, 2012, the Company closed an offering of this Preferred Stock to accredited investors. The Company sold 7,046 shares of Series D Preferred Stock and 2,348,685 warrants, with an exercise price of $1.125, for gross proceeds of $7,046,000.  In connection with the sale of these securities, $704,600 was paid and 939,467 warrants were issued, with an exercise price of $1.125, to a registered broker. In addition, $100,000 and $6,500 in legal and escrow fees were paid.  The Company received net proceeds of $6,234,900.  The issuance of this Preferred Stock contained an embedded beneficial conversion feature, the intrinsic value of which was $607,312 and was recorded as a deemed dividend to preferred shareholders during the year ended December 31, 2012.

Additionally, the Company issued 7% Redeemable Convertible Promissory Notes and Warrants (“Promissory Notes”) on November 16, 2012.  These Promissory Notes were mandatorily convertible into the “next round of financing” by the Company.  The next round of financing was the Series D Preferred Stock described above.

On January 25, 2013, the Company closed an additional private placement financing from the sale of its Series D 8% Redeemable Convertible Preferred Stock (“Series D Preferred Stock”) to accredited investors. The Company sold 3,955 shares of its Series D Preferred Stock and issued 1,318,363 warrants, with an exercise price of $1.125, for gross proceeds of $3,955,001. In connection with the sale of these securities, $395,500 was paid and 527,334 warrants were issued, with an exercise price of $1.125, to a registered broker. In addition, Blue Sky filing fees of $1,550 were incurred.  The Company received net proceeds of $3,557,951.

On February 26, 2013, the Company closed the final private placement financing from the sale of its Series D Preferred Stock to accredited investors. The Company sold 2,125 shares of its Series D Preferred Stock and issued 708,344 warrants, with an exercise price of $1.125, for gross proceeds of $2,125,000. In connection with the sale of these securities, $212,500 was paid and 283,334 warrants were issued, with an exercise price of $1.125, to a registered broker. In addition, legal fees of $18,300 were incurred.  The Company received net proceeds of $1,894,200.

(F-18)

The Series D Preferred Stock automatically converted to common stock on December 26, 2014, which was the second anniversary of the original issuance of these shares.  During 2014, 13,376 shares of the Series D Preferred Stock were converted into 18,001,392 shares of common stock.  As of December 31, 2014 and 2013, 0 shares and 13,376 shares, respectively, of the Series D Preferred Stock remain outstanding.

Stock Options:

In May 2008, the Company and shareholders adopted a stock incentive plan, entitled the 2008 Stock Incentive Plan (the “Plan”), authorizing the Company to grant stock options of up to 10,000,000 common shares for employees and key consultants.  On August 13, 2014, the Company’s stockholders approved an amendment to the Company’s 2008 Stock Incentive Plan increasing the number of shares of Common Stock available for issuance under the Plan to 20,000,000.  All options are approved by the Compensation Committee.  As of December 31, 2014, there were 8,690,136 shares available for grant under the Plan.

The Company’s results for 2014 and 2013 include stock option based compensation expense of $757,000 and $178,000, respectively.  These amounts are included within SG&A expenses on the Statement of Operations.  There were no tax benefits recognized in 2014 or 2013 for stock option based compensation.

	Years Ended
	December 31, 2014	December 31, 2013
Exercise price	$0.54 - $2.00	$0.59
Risk free interest rate	0.66% to 2.09%	1.39%
Volatility	29.65% - 37.13%	32.83%
Expected Term	2.5 Years - 6 Years	5 Years
Dividend yield	None	None

The Company grants stock options to key employees and Board members at prices not less than the fair market value of the Company’s common stock on the grant date.  Options issued expire either at five or ten years from the date of grant.  The options are exercisable either immediately or based on a vesting schedule over 1 to 4 years.  Compensation cost is recognized on a straight line basis based on the applicable vesting schedule. The Company uses the Black-Scholes valuation method to estimate the grant date fair value of each option.  The fair values of options granted were estimated using the following weighted-average assumptions:

The expected dividend yield is zero as the Company does not currently pay dividends on its common stock.  As the Company’s common stock has very low trading volume, volatility is calculated based on the average volatility of a group of peer companies.  The risk free interest rate is based on the U.S. Treasury rates on the grant date with maturity dates approximating the expected life of the option on the grant date.  The expected term is an estimate based on the average of the date of vesting and the end of term of the option.  These assumptions are evaluated and revised for future grants, as necessary, to reflect market conditions and experience.  There were no significant changes made to the methodology used to determine the assumptions during 2014.  The weighted-average grant-date fair value of stock options granted was $0.21 during 2014 and $0.18 during 2013.  The following represents the activity under the stock incentive plan as of December 31, 2014 and changes during the two years then ended:

(F-19)

		Weighted Average
	Outstanding Options	Exercise Price
Outstanding at December 31, 2012	5,114,864	$0.84
Issued	525,000	$0.59
Outstanding at December 31, 2013	5,639,864	$0.83
Issued	6,585,000	$0.80
Exercised	(33,334)	$0.70
Forfeitures	(881,666)	$0.85
Outstanding at December 31, 2014	11,309,864	$0.81

Exercisable at December 31, 2014	8,328,197	$0.85

The weighted-average remaining contractual life for options outstanding at December 31, 2014 was 6.4 years and for options exercisable at December 31, 2014 was 5.6 years.  The aggregate intrinsic value of options outstanding at December 31, 2014 was $8,588,909 and for options exercisable at December 31, 2014 was $5,998,770.  As of December 31, 2014 there was approximately $412,000 of unrecognized compensation cost related to outstanding stock options.  The unrecognized compensation cost will be recognized over a weighted-average period of 0.9 years.

Warrants:

The Company predominantly issues warrants to purchase Common Stock in connection with the issuance of Convertible Preferred Stock and Convertible Notes.  The Company has also issued warrants for service to board members and outside companies.  Additionally, the Company has issued warrants in connection with an acquisition (specifically, warrants were issued in connection with the GHH acquisition to convert GHH warrants to root9B warrants).  15,635,308 of the 18,753,060 outstanding warrants have been issued in connection with equity instruments and are accounted for as a derivative liability.  The remaining 3,117,752 warrants were issued for services to board members or external companies, in connection with the GHH acquisition, or in connection with the issuance of convertible notes and have been recorded based on fair value.  The warrants expire 5 years from the date of issuance.  Generally, warrants vest immediately or over a vesting schedule of between 1 and 3 years. The Company uses the Black-Scholes or “Binomial” valuation method, as appropriate to estimate the grant date fair value of each warrant.

The Company issued 297,000 and 25,000 warrants to purchase shares of common stock in exchange for service during 2014 and 2013, respectively.  The Company’s results for the years 2014 and 2013, include expense related to warrants issued for services of $38,000 and $16,000, respectively.  These amounts are included within SG&A expenses on the Consolidated Statement of Operations.

Warrant holders exercised 1,186,300 warrants to purchase common stock, some of which were cashless exercises, during 2014.  The weighted average price of the exercised warrants was $0.71 and the Company received $438,550 in proceeds and issued 795,095 shares of common stock as a result of these exercises.  There were no warrants exercised during 2013.

 The fair values of warrants granted for service were estimated using the following weighted-average assumptions:
	Years Ended
	December 31, 2014	December 31, 2013
Exercise price	$0.75 - $1.12	$0.80
Risk free interest rate	0.63% to 1.87%	1.39%
Volatility	28.93% - 36.91%	33.13%
Expected Term	2.5 Years – 5.75 Years	5 Years
Dividend yield	None	None

(F-20)

The following represents the stock warrant activity as of December 31, 2014 and changes during the two years then ended:

	Outstanding Warrants	Weighted Average Exercise Price
Outstanding at December 31, 2012	16,249,985	$1.10
Issued	2,862,375	$1.12
Outstanding at December 31, 2013	19,112,360	$1.11
Issued	927,000	$1.05
Exercised	(1,186,300)	$0.71
Cancelled	(100,000)	$0.75
Outstanding at December 31, 2014	18,753,060	$1.06

Note 12 – Capital Stock Authorized:

On August 13, 2014, the Company’s stockholders approved an increase of the Company’s authorized common stock, par value $0.001 (the “Common Stock”) from 90,000,000 shares to 125,000,000 shares.

Note 13 - Income Taxes:

Significant components of the income tax benefit (expense) are summarized as follows:

	2014	2013
Current provision:
Federal	$0	$0
State	0	0
Deferred provision:
Federal	0	0
State	0	0
	$0	$0

A reconciliation of the statutory federal income tax rate to the Company’s effective income tax rate on income before income taxes for the years ended December 31, 2014 and 2013 follows:

	2014	2013
Federal statutory rate	34.0%	34.0%
Book derivative (income) expense	(14.2)	12.0
Change in valuation allowance	(10.6)	(46.1)
Intangibles impairment	(0.3)	--
Stock compensation expense	(1.1)	(1.1)
Goodwill impairment	(6.6)	--
State income taxes, net of federal income tax benefit	0.7	1.3
Officers’ life insurance	(0.1)	0.3
Meals & Entertainment	--	(0.1)
Other	(1.8)	(0.3)
	0%	0%

(F-21)

The Company provides for income taxes in accordance with FASB ASC Topic 740 Income Taxes. Deferred income taxes arise from the differences in the recognition of income and expenses for tax and financial reporting purposes.  Deferred tax assets and liabilities are comprise of the following at December 31, 2014 and 2013.

	2014	2013
Deferred income tax assets:
Operating loss carry forward	$5,260,000	$2,740,000
Acquired NOL – Ecological acquisition	164,910	164,910
Accrued compensation	92,000	96,000
Allowance for doubtful accounts	141,000	100,000
Trading securities	0	0
Intangible assets	1,886,000	1,860,000
Investment in equity-method investee	0	0
Total deferred tax assets	7,543,910	4,960,910
Less: valuation allowance	(7,543,910)	(4,960,910)
Deferred income tax assets	0	0

Deferred income tax liabilities:
Property and equipment	$(85,000)	$(85,000)
Total deferred tax liabilities	$(85,000)	$(85,000)
Net deferred income taxes:
Current	0	0
Non-current	0	0
	0	0

A valuation allowance is recorded when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The Company provided a valuation allowance for all current deferred tax assets ($5,493,000), which is primarily comprised of net operating loss carry forwards of ($5,260,000) and a full valuation allowance for the noncurrent deferred tax asset of $2,050,910 representing the impairment of goodwill and intangible assets for the Energy Solutions segment and net operating loss carry forwards acquired in the Ecological acquisition on December 31, 2012.  Management made the assessment at the end of both 2014 and 2013 that a full valuation allowance for these deferred tax assets should be provided based on consideration of recent net operating losses and the results of goodwill impairment tests in both 2014 and 2013, that it was not longer, at this time, more likely than not that the deferred tax assets would be recoverable.  Management will continue to monitor the status of the recoverability of deferred tax assets.   At December 31, 2014, the Company has an income tax net operating loss carry forward of approximately $735,000 that begins to expire in 2031, an income tax net operating loss carry forward of approximately $3,007,000 that begins to expire in 2032, an income tax net operating loss carry forward of approximately $3,226,000 that begins to expire in 2033 and an income tax net operating loss carry forward of approximately $6,414,000 that begins to expire in 2034.

(F-22)

Note 14 - Net Loss Per Share:

Basic net income or loss per common share is computed by dividing net income or loss for the period by the weighted - average number of common shares outstanding during the period.  Diluted income or loss per share is computed by dividing net income or loss for the period by the weighted - average number of common and common equivalent shares, such as stock options, warrants and convertible securities outstanding during the period.  Such common equivalent shares have not been included in the Company’s computation of net income (loss) per share when their effect would have been anti-dilutive based on the strike price as compared to the average trading price or due to the Company’s net losses attributable to common stockholders.

	2014	2013
Basic:
Numerator –net loss attributable to common stockholders	$(26,033,922)	$(7,916,046)
Denominator – weighted – average shares outstanding	30,345,422	24,052,686
Net loss per share – Basic and diluted	$(0.86)	$(0.33)

Incremental common shares (not included due to their anti-dilutive nature) :
Stock options	11,309,864	5,639,864
Stock warrants	18,753,060	19,112,360
Convertible preferred stock – Series B	1,080,000	1,160,000
Convertible preferred stock – Series C	7,142,856	7,142,856
Convertible preferred stock – Series D	-	18,001,392
Convertible Notes	1,607,143	-
	39,892,923	51,056,472

Note 15 - Commitments and Contingencies:

The Company is obligated under various operating leases for office space and automobiles and is obligated under non-cancelable contracts with job search firms.

The future minimum payments under non-cancelable operating leases and non-cancelable contracts with initial remaining terms in excess of one year as of December 31, 2014, are as follows:

2015	$758,579
2016	$598,314
2017	$555,867
2018	$247,169
2019	$188,275

The leases cover office premises and leased vehicles.  Of these leases, a total of $9,701 is allocated for vehicle leases and $2,292,711 is for office premises. Non-cancellable contracts with talent acquisition search engines account for $56,110 of the obligations. The above schedule of contractual obligations does not include dividends on preferred stock as they have not been declared, and the Company has the option of paying the dividends in cash or common stock of the Company at its discretion.  The Company has several employment contracts in place with key management which are in the normal course and have not been included in the above table.

Expenses for operating leases during 2014 and 2013 were $677,989 and $620,699, respectively.

The Company has a three percent ownership interest in a limited liability company that owns approximately 33 percent of the building the Company leases office space from in Charlotte, North Carolina.  Additionally, an individual stockholder of the Company owns approximately 30 percent of the same limited liability company.  Rent expense pertaining to this operating lease during 2014 and 2013 was $172,074 and $167,461, respectively.

(F-23)

The Company is a co-indemnitor in support of surety bonds issued by Platte River Insurance on behalf of Prime Solutions for the benefit of Honeywell pursuant to Prime Solutions, Inc.’s (“Prime”) solar project located in Worcester Massachusetts (the “Prime Contract”).  The Company’s maximum liability exposure under the bond is $1,412,544, if Prime fails to meet its contracted obligations.  In October 2014, the Company determined it is probable that Prime will fail to meet its contracted obligations under the Prime Contract, and therefore, that the Company may have to meet outstanding Prime Contract obligations. The Company has evaluated the status of the project, amounts paid to date on the contract and assessed the remaining work to be performed.  The Company estimated that the most likely amount of the Company’s obligation under the Prime Contract is $650,000, and that amount was accrued as a Selling, general and administrative expense on the Consolidated Statement of Operations during 2014.

Note 16 - Employee Benefit Plan:

The Company has a 401(k) plan which covers substantially all employees.  Plan participants can make voluntary contributions of up to 15 percent of compensation, subject to certain limitations.  Under this plan, the Company matches a portion of employee deferrals.  Total company contributions to the plan for the years ended December 31, 2014 and 2013 were approximately $51,296 and $62,007, respectively.

Note 17 - Advertising:

The Company expenses advertising costs as incurred.  Advertising expenses for the years ended December 31, 2014 and 2013 were $4,435 and $23,231, respectively.

Note 18 - Major Customers:

Approximately 34 and 47 percent of total revenues were earned from the Company’s top five customers for the years ended December 31, 2014 and 2013, respectively.

Note 19 - Segment Information:

The Company operates in three business segments: the Cyber Solutions segment, the Business Solutions segment and the Energy Solutions segment.  The Cyber Solutions segment provides cyber security and advanced technology training services, operational support and consulting services.  The Business Solutions segment provides business advisory and consulting services and solutions primarily in the following areas: risk, data, organizational change and cyber. The Energy Solutions segment works with customers to assess, design and install processes and automation to address energy regulation, strategy, cost, and usage initiatives.  The Cyber Solutions segment operated for the full year in 2014 and only partially in 2013 as it was acquired in November of 2013.

The performance of the business is evaluated at the segment level.  Cash, debt and financing matters are managed centrally.  These segments operate as one from an accounting and overall executive management perspective, though each segment has senior management in place; however they are differentiated from a marketing and customer presentation perspective, though cross-selling opportunities exist and continue to be pursued.  Condensed summary segment information follows for the year ended December 31, 2014 and 2013.

	Year Ended December 31, 2014
	Cyber Solutions	Business Solutions	Energy Solutions	Total

Revenue	$4,076,050	$12,964,920	$3,134,518	$20,175,488
Income (Loss) from Operations before Overhead	$(106,312)	$1,332,555	$(2,352,884)	$(1,126,641)
Allocated Corporate Overhead	1,529,255	3,198,644	1,686,248	6,414,147
Loss from Operations	$(1,635,567)	$(1,866,089)	$(4,039,132)	$(7,540,788)

Assets	$3,392,939	$5,928,331	$2,543,370	$11,864,640

(F-24)

	Year Ended December 31, 2013
	Cyber Solutions	Business Solutions	Energy Solutions	Total

Revenue	$8,750	$14,482,476	$11,908,690	$26,399,916
Income (Loss) from Operations before Overhead	$(423,851)	$1,773,190	$(1,238,250)	$110,989
Allocated Corporate Overhead (a)	$1,391	$2,403,845	$1,746,712	4,151,949
Loss from Operations (a)	$(425,342)	$(630,655)	$(2,984,962)	$(4,040,961)

Assets	$462,900	$13,923,275	$10,182,734	$24,568,909

(a)	The Company began allocating corporate overhead to the business segments in 2014. We have allocated overhead on a proforma basis for the year ended December 31, 2013 above for comparison purposes.

Note 20 – Summary Pro-Forma Financial Information (unaudited):

The following unaudited summary pro-forma data summarizes the results of operations for the years ended December 31, 2014 and 2013 as if the purchase of root9B, LLC had been completed January 1, 2013.  The summary pro-forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place on January 1, 2013.

	December 31, 2014		December 31, 2013
Net revenues	N/A	*	$27,974,863
Operating loss	N/A	*	(3,984,627)
Net loss per share – basic	N/A	*	$(0.15)
Net loss per share- diluted	N/A	*	$(0.15)

*    All entities were consolidated effective January 1, 2014; therefore; the results of operations are included in these financial statements.

Note 21 – Related Party Transactions

On January 16, 2014, the Company paid dividends on its Series C Preferred Stock in Common Stock of the Company.  Of this dividend, $140,000, equating to 241,379 shares was paid to River Charitable Remainder Unitrust f/b/o Isaac Blech, which is controlled by Isaac Blech, Vice Chairman of the Company’s Board of Directors.  On January 16, 2015, the Company also paid dividends on its Series C Preferred Stock in Common Stock of the Company – see Note 22 – Subsequent Events below.  Of this dividend, $140,000, equating to 90,323 shares was paid to River Charitable Remainder Unitrust f/b/o Isaac Blech, which is controlled by Isaac Blech, Vice Chairman of the Company’s Board of Directors.

See Note 15 for description of a related party leasing arrangement.

(F-25)

Note 22 – Subsequent Events:

The Series B preferred stock accrues 7 percent per annum dividends. The dividends began accruing April 30, 2010, and are cumulative.  Dividends are payable annually in arrears.  At December 31, 2014, $56,372 of dividends had accrued on these shares.  However, they are unrecorded on the Company’s books until declared.  On January 16, 2015, the Company declared dividends on its Series B and the Company paid the dividends in Company common stock.  On January 16, 2015 the Company issued 36,369 shares to the 7% Series B Convertible Preferred Stockholders.

The Series C preferred stock accrues 7 percent per annum dividends. The dividends began accruing March 3, 2011, and are cumulative.  Dividends are payable annually in arrears. At December 31, 2014, $350,000 of dividends had accrued on these shares. However, they are unrecorded on the Company’s books until declared. On January 16, 2015, the Company declared dividends on its Series C and the Company paid the dividends in Company common stock.  On January 16, 2015, the Company issued 225,807 shares to the 7% Series C Convertible Preferred Stockholders.

On February 6, 2015, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with IPSA International, Inc. (“IPSA”). On February 9, 2015, the Company and IPSA consummated and closed the Merger.  Pursuant to the terms of the Merger Agreement, upon the closing of the Merger, the Company issued ten million shares of the Company’s common stock to the stockholders of IPSA (the “Stock Consideration”), as well as paid $2,500,000 to such stockholders. Twenty five percent of the Stock Consideration (the “Indemnity Shares”) shall be subject to a pledge agreement executed by and between the Company and the stockholders of IPSA, whereby such Indemnity Shares shall secure the obligations of IPSA to indemnify the Company pursuant to the terms of the Merger Agreement.  In conjunction with the closing of the Merger, the Corporation entered into a registration rights agreement with the stockholders of IPSA whereby the Corporation agreed to provide piggyback registration rights to the holders of the Stock Consideration.  The Company entered into an employment agreement with Dan Wachtler, a key employee of IPSA.

On February 9, 2015, the Company entered into a securities purchase agreement with an accredited investor, pursuant to which the Company issued 5,586,450 shares of common stock at a purchase price of $1.10 per share. In addition, the Company issued warrants to purchase up to 5,135,018 shares of the Company’s common stock in the aggregate, at an exercise price of $0.80 per share (the “Warrants”). The Warrants have a term of three years and may be exercised at any time from or after the date of issuance, may be exercised on a cashless basis and contain customary, structural anti-dilution protection (i.e., stock splits, dividends, etc).  Upon closing of this equity financing, the Company received proceeds of $6,145,095.

On February 17, 2015, the Company entered into a securities purchase agreement with an accredited investor, pursuant to which the Company issued 1,162,321 shares of common stock at a purchase price of $1.10 per share. In addition, the Company issued warrants to purchase up to 1,068,390 shares of the Corporation’s common stock in the aggregate, at an exercise price of $0.80 per share (the “Warrants”). The Warrants have a term of three years and may be exercised at any time from or after the date of issuance, may be exercised on a cashless basis and contain customary, structural anti-dilution protection (i.e., stock splits, dividends, etc).  Upon closing of this equity financing, the Company received proceeds of $1,278,553.

    On March 12, 2015, the Company entered into securities purchase agreements with a group of accredited investors, pursuant to which the Company issued 3,686,818 shares of common stock at a purchase price of $1.10 per share. In addition, the Company issued warrants to purchase up to 1,843,413 shares of the Corporation’s common stock in the aggregate, at an exercise price of $1.50 per share (the “Warrants”). The Warrants have a term of three years and may be exercised at any time from or after the date of issuance and contain customary, structural anti-dilution protection (i.e., stock splits, dividends, etc).  Upon closing of this equity financing, the Company received proceeds of $4,055,498.

The Company incurred fees of $184,697 in connection with the three financing transactions discussed above and this amount is not reflected in the proceeds amounts.

(F-26)

39,719,663 Shares

Of Common Stock

ROOT9B TECHNOLOGIES, INC.

PROSPECTUS

The Date of This Prospectus is April  30, 2015

No dealer, sales representative or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any of the underwriters. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of any offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information set forth herein is correct as of any time subsequent to the date hereof.